FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒         Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

National Bank of Greece S.A.

Group and Bank

Six-Month Financial Report

30 June 2018

August 2018

Certification of the Board of Directors

on the interim financial statements as at 30 June 2018

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07, as in force.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The interim financial statements for the six-month period ended 30 June 2018 have been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position, Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity and Cash Flow Statement of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors report for the 6-month period ended 30 June 2018 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07, as in force.

Athens, 31 August 2018

BOD MEMBER

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	CHAIR OF THE AUDIT COMMITTEE

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	ANDREW J MCINTYRE

Board of Directors Report

on the interim financial statements as at 30 June 2018

Developments regarding the Financial and Macroeconomic environment

The global economic recovery remains firm, although a number of factors continue to pose challenges

The global economy posted strong growth in the first half of 2018, albeit at a slower pace compared with the second half of 2017. Economic growth appears resilient but less even in different countries, with escalating trade concerns and increasing tariffs clouding the outlook for the global economy. More specifically, the slowdown of private consumption in the United States (“US”) was mainly responsible for weaker economic activity in the first quarter. However, the US economy has gathered momentum in the second quarter of the year on the back of rebounding consumer spending and sustained business investment growth, caused by continued labour market gains and expansionary fiscal policy. As a result, real Gross Domestic Product (“GDP”) increased by 2.7% six-month annualized rate in the first half of 2018 from 2.7% in the second half of 2017.

In the euro area, the economy continued to recover steadily, albeit slower than in the second half of 2017. Real GDP increased by 1.8% six-month annualized rate in the first half of 2018 from 2.9% in the second half of 2017. The contribution of private consumption remains significant, amid improving labour market conditions (unemployment rate at 8.3% in June 2018, a 9½ -year low level), and business investment continues to support economic activity, amid easy bank credit conditions. In Japan, economic growth decelerated significantly (real GDP +0.2% six-month annualized rate in the first half of 2018 from 1.9% in the second half of 2017), as private consumption lost steam. Accommodative monetary, and to a lesser extent fiscal, policy should continue to support growth close to potential of 0.5% to 1.0%. Finally, activity remained strong in China, with real GDP growth increasing by 6.8% year over year (“y-o-y”) on average in the first half of 2018 from 6.8% y-o-y in the second half of 2017.

At the start of 2018, equity markets initially edged higher as the US Tax Cuts and Jobs Act (“TCJA”) fuelled risk appetite further. However, the end of January 2018 saw a sudden surge in risk aversion due to a more aggressive reassessment of central banks’ interest rate tightening cycle amid inflationary pressures. Overstretched asset valuations and the termination of strategies that had been based on the continuation of low volatility, triggering stop-losses, amplified the sell-off. Equity market implied volatility surged, with the Chicago Board Options Exchange (“Cboe”) S&P500 Volatility Index (“VIX”) increasing to 37% in February and to 16% on average in the first half of the year, up from 11% in the second half of 2017. In addition, domestic political woes in Italy led to a sharp rise in the 10-Year yield spread over the German Bund (+79 basis points (“bps”) in the first half of 2018 to 238 bps as of 29 June). Nevertheless, investors’ concerns remained confined to Italy, as other Euro area periphery country bond spreads have declined compared with end 2017.

In all, financial markets ended the first half of 2018 on a mixed note (MSCI ACWI World: -1.5%, S&P500: +1.7%, EuroStoxx: -2.2% as of 29 June), while ongoing global trade tensions continue to dent investors’ risk appetite. At the same time, nominal government bond yields in major advanced economies have followed diverging paths (US Treasury 10-Year Yield: +46 bps to 2.86%, German 10-Year Bund Yield: -13 bps to 0.30%), whereas speculative grade corporate bond spreads widened significantly in the Euro area (+109 bps to 381 bps) as the European Central Bank (“ECB”) is expected to terminate its corporate bond purchases in 2018. Finally, the euro foreign exchange rate weakened by 2.7% against the US Dollar in the first half of the year, inter alia, due to lower nominal yields, a dovish ECB regarding interest rates and slightly elevated European political uncertainty. However, financial markets began the second half of 2018 (June 29 to August 21) on a positive note supported, inter alia, by robust corporate earnings growth (MSCI ACWI World: +2.4%, S&P500: +5.3%, EuroStoxx: +0.9%), while speculative grade corporate bond spreads have tightened (US: -13 bps to 348 bps, Euro area: -23 bps to 358 bps).

Monetary policies in advanced economies remain supportive, although the gradual removal of accommodation continued in the first half of 2018. The Federal Reserve (“Fed”) increased the target for the federal funds interest rate by a cumulative 50 bps to the range of 1.75%-2.0% as of July 2018, communicating further gradual interest rate increases going forward. The Fed began, in October 2017, to passively downsize its balance sheet reinvesting a portion, instead of the full amount, of principal payments from its holdings of Treasury and agency mortgage-backed securities that mature each month. On this side of the Atlantic, the ECB has kept its benchmark policy interest rates unchanged at 0.0% (main refinancing rate) and -0.4% (deposit facility rate) during the first half of 2018, and is expected to keep them at present levels “at least through the summer of 2019”. In addition, the ECB continued its asset purchase programme accumulating c. €215 billion of assets year-to-date (as of July 2018), albeit it announced (June 2018), that it expects to reduce the monthly pace of net purchases from €30 billion per month currently to €15 billion per month as of October 2018, and to end net asset purchases in December 2018 in view of achieved progress towards a Sustained Adjustment in the Path of Inflation (“SAPI”). The Bank of England (“BoE”) raised its benchmark policy rate by 25 bps to 0.75% in August 2018, communicating its intent to continue the “ongoing tightening of monetary policy” at a gradual pace and to a limited extent, conditional on an orderly “Brexit” transition. The BoE will likely continue to preserve some degree of monetary policy accommodation in the short term, through maintaining unchanged the amount of UK government bonds (£435 billion) and sterling non-financial investment grade corporate bonds (£10 billion) it currently holds on its balance sheet. Finally, the Bank of Japan (“BoJ”) continues the aggressive expansion of its balance sheet mainly through purchases of Government bonds and equity exchange-traded funds’ (“ETFs”). At the same time, the BoJ targets 10 year Japanese government bond yields to remain around zero percent under its “yield curve control” framework (albeit it raised the range of yield deviation it is willing to allow around the target from +/-10 bps to +/-20 bps) and introduced forward guidance for short-term policy rates “that are expected to remain at current negative/low levels for an extended period of time” in order to foster growth and achieve its inflation target of 2%.

The Greek economy returned to positive growth in 2017 and entered 2018 with the strongest pace in 10 years

After a slight decline of 0.3% y-o-y in real GDP (in constant prices) in 2016, GDP growth entered positive territory in 2017 (+1.3%, y-o-y), supported, mainly, by gross capital formation (14.9%, y-o-y, in the same period). This favourable momentum in GDP growth continued in

Q1:2018, with GDP accelerating to 2.3% y-o-y (0.8% on a seasonally-adjusted quarterly basis), the strongest pace in 10 years. The main drivers of GDP growth in Q1:2018 were a strong increase in exports of goods and services (+7.6% y-o-y in constant price terms), in conjunction with a 2.8% y-o-y reduction in import spending, which cumulatively contributed 3.4 pps to annual GDP growth (Source: EL.STAT., Quarterly National Accounts Press Release, First Quarter, June 2018).

Deflation pressures receded, with the GDP deflator increasing by 0.6% y-o-y in 2017 and by 0.4% y-o-y in Q1:2018 (Source: EL.STAT., Quarterly National Accounts Press Release, First Quarter, June 2018). On the same note, the consumer price index increased by 1.1%, y-o-y in FY:2017, following an annual average decline of 1.2% between 2013 and 2016. Consumer prices stabilized in Q1:2018 (-0.1% y-o-y), while core inflation (which excludes the impact of energy and unprocessed fruit and vegetable prices) recorded a slight increase (0.2% y-o-y). Inflation showed a small acceleration to 0.5% y-o-y in Q2:2018 due to the significant increase in oil prices (38.3% y-o-y, in the same period). However, this increase has not affected core inflation (0.1% y-o-y in Q2:2018), possibly exemplifying a sustainable cost containment by Greek firms and the still limited pricing power in the domestic market (Sources: Bank of Greece, Bulletin of Conjunctural Indicators, May-June 2018, EL.STAT., Press Release, Consumer Price Index, June 2018 and Federal Reverse Bank Of St. Louis Economic data). In this respect, the negative impact from slightly higher inflation on household disposable income is estimated to be limited and offset by accelerating employment growth during the course of the year, as indicated by the increasingly positive net hiring flows recorded in the ERGANI system of the Ministry of Labour in July 2018.

A joint improvement in a significant number of coincident and economic confidence indicators during 7M:2018 suggests that economic activity is going to gain additional traction in the rest of the year. More specifically, manufacturing production increased by 1.9% y-o-y in 6M:2018, whereas the Economic Sentiment Indicator reached a 4-year high in July 2018 and the Purchasing Managers’ Index (“PMI”) remained clearly above 50 for a 14th consecutive month and stood at 53.5 in July 2018 (Sources: EL.STAT., Production Index in Industry, 2010=100.0, Press Release, June 2018, European Commission, Business and Consumer Surveys, June 2018, Bank of Greece, Bulletin of Conjunctural Indicators, May-June 2018 and Markit Economics, Press Releases, June 2017-July 2018). This trend is expected to be buoyed by the supportive impact on disposable income from the sustainable improvement in labor market conditions, falling country risk reflected in the significant improvement in sovereign debt valuations, following the successful completion of the fourth and last review of the third financial support program for Greece (the “Third Program”), the agreement on the implementation of a new set of debt measures and healthy export-oriented business activity and tourism. In this regard, tourism arrivals and receipts increased by 16.5% y-o-y and 23.1% y-o-y, respectively, in 5M:2018, and by 23.6% y-o-y and 36.8% y-o-y, respectively, in May 2018, while exports of goods excluding oil increased by 12.9% y-o-y in 5M:2018 (Sources: Bank of Greece, Developments in the Balance of Travel Services, Press Release, May 2018 and Bank of Greece, Balance of Payments, Press Release, May 2018).

Against this backdrop, real GDP growth is expected to reach 2.0%, y-o-y, on average, in 2018, according to the latest estimates of the International Monetary Fund (“IMF”) and the European Commission (Sources: IMF, World Economic Outlook, April 2018 and European Commission, Summer Forecast (Interim), July 2018). However, the recovery remains susceptible to downside risks related, inter alia, to the additional fiscal effort to meet the medium term fiscal targets, a very gradual improvement in domestic liquidity conditions and the still vulnerable financial position of a significant number of business entities and households, following the multiyear crisis. Adverse external factors affecting export demand or a tightening in financial and monetary conditions internationally could weigh on Greece’s economic performance.

Residential construction increased by 10.7% y-o-y in Q1:2018, following a decline of 8.7% y-o-y in 2017, according to the relevant national accounts data (Source: EL.STAT., Quarterly Gross fixed capital formation by Asset, Chain-linked volumes, reference year 2010, First Quarter 2018, June 2018), posting its first annual expansion in a decade and, potentially, signalling the end of the longest adjustment cycle in the market. House prices in Greece increased by 0.8% y-o-y (0.7% q-o-q) in Q2:2018 and by, an upwardly revised, 0.1% y-o-y in Q1:2018, for the first time in 10 years, responding gradually to improving macroeconomic conditions. Positive annual growth is recorded in all market segments (new and old apartments) and regions, with the Athens area outperforming the market average (1.2% y-o-y in Q2:2018 and 0.4% y-o-y in Q1:2018), possibly, supported by a pick-up in demand for premium properties and tourism-related demand (Source: Bank of Greece, Real Estate statistics). In this vein, prices of prime commercial spaces (retail & offices) increased by 3.0%, y-o-y, on average, in H2:2017 (latest available data, Source: Bank of Greece, Bulletin of Conjunctural Indicators, May-June 2018). Elevated tax pressure, liquidity factors and the still high oversupply are likely to continue weighing on the recovery process in the residential market. Furthermore, the operation of a web-based auction platform since January 2018 contributed to a speeding up of foreclosures, which does not appear to have intensified the pressure on prices in Q1:2018 since banks’ participation in some of these operations mitigated the downside pressure on prices mainly through a signalling effect. Moreover, the above developments, along with the finalization of the first round of revisions in the zonal values of property used for tax purposes with relatively small changes, reduced uncertainty and possibly mobilized new demand, from potential buyers (including foreigners).

The improvement in the Greek labor market continued in the 5M:2018, with employment increasing by 1.5% y-o-y following an increase of 2.2% y-o-y in 2017, showing a close correlation to economic activity. The unemployment rate declined further to a 6½-year low of 19.5% in May 2018 from 20.8% in December 2017 and 23.4% in December 2016 (Source: EL.STAT., Press Releases, Labor Force Survey, Monthly Data, December 2016, January-December 2017 and January-May 2018). Forward looking indicators of employment creation in the wage earners segment, along with survey data on employment prospects in key business sectors, point to a further increase in employment creation in the following quarters of 2018 (Sources: Ministry of Labour, ERGANI, July 2018, European Commission, Business and Consumer Surveys, June 2018 and NBG estimates).

In 2017, the current account showed a small deficit (-0.8% of GDP, compared to -1.1% of GDP in 2016). However, strong business demand for productive inputs, as business activity gains further traction and investment recovers, along with higher energy prices and higher spending on imported services, are likely to lead to a widening in the current account deficit in 2018. Indeed, in the 5M:2018 the current account balance recorded a deficit of 2.2% of GDP, remaining flat compared with 5M:2017, as the higher trade deficit (-0.1% of GDP) —

due to the increase in imports of goods — has been offset by the higher services surplus and, mainly, by the higher travel balance, which reflects the strong momentum of tourism activity (Sources: Bank of Greece, Balance of Payments Statistics & NBG estimates).

The Greek banking system remained in deleveraging mode with credit to the private sector declining by 1.2% y-o-y in June 2018 from -0.8% y-o-y in December 2017. The small acceleration mainly reflects a higher pace of contraction of corporate credit by -0.4% y-o-y in June 2018 from an increase of 0.4% y-o-y in December 2017. Furthermore, loans to corporations of specific sectors, such as tourism and manufacturing, increased in June 2018 (3.1% y-o-y and 1.0% y-o-y, respectively). Loans to households declined by -2.1% y-o-y in June 2018 from -2.3% y-o-y in December 2017, with mortgage credit contracting by -3.0% y-o-y and consumer credit by -0.6% y-o-y in June 2018, at a broadly similar pace with December 2017. Domestic private sector deposits increased by €5.7 billion, cumulatively, in 2017 — reaching €126.3 billion — and by €2.9 billion in H1:2018 (at €129.4 billion), with household deposits contributing €1.8 billion and corporate deposits contributing €1.1 billion in the H1:2018 increase, reflecting, inter alia, the improvement of economic activity, a pick-up in export oriented activities and supportive trends in net external capital inflows in the form of portfolio investment and foreign direct investment during 2017 and in the first half of 2018 (Source: Bank of Greece, Monetary and Banking Statistics and Balance of Payments Press Release, December 2017 and June 2018). Accordingly, the Greek banking system’s financing from the Eurosystem (including the Emergency Liquidity Assistance (“ELA”)) decreased to €13.0 billion in July 2018, from €33.7 billion in December 2017, and by €113.6 billion cumulatively since its peak in June 2015, with ELA dependence contracting by €81.9 billion in this period (from €86.8 billion in June 2015 to €4.8 billion in July 2018) (Source: Bank of Greece, Monthly Balance Sheet, June 2015, December 2017 and July 2018), also assisted by the sales of European Financial Stability Facility (“EFSF”) bonds used for recapitalization and further deleveraging, which contributed to a reduction of the banking system’s funding gap (Source: Bank of Greece, Overview of the Greek Financial System, May 2018, in Greek).

On the fiscal front, Greece overperformed its fiscal targets in 2017, for a third consecutive year, reaching a primary surplus of 4.2% of GDP, against the Third Program target of 1.75% of GDP (Source: EL.STAT., Press Release, Fiscal data for the years 2014-2017, 1st Notification, April 2018). European institutions also project that Greece appears capable to meet the General government primary surplus target of 3.5% of GDP in 2018 (Sources: European Commission, Compliance Report, European Stability Mechanism “ESM” Stability Support Programme for Greece, Fourth Review, June 2018 and Ministry of Finance, Medium Term Fiscal Strategy 2019-2022 (“MTFS 2019-2022”), June 2018) with State budget implementation trends in 6M:2018 exceeding the respective MTFS 2019-2022 targets. Indeed, according to State budget implementation data, Greece recorded a primary surplus of 0.3% of GDP in 6M:2018, which exceeded the respective budget target for a deficit of 0.3% of GDP in the same period, by 0.6 pp of GDP, indicating that Greece remains on track to meet the annual fiscal targets (Source: Ministry of Finance, State Budget Execution Monthly Bulletin, June 2018). With a view to reinforce Greece’s long-term fiscal sustainability, the Greek government pre-legislated a new set of fiscal and structural policies in May and June 2017 — comprising income tax reform and a new round of interventions in the pension system — which are planned to take effect in 2019-2020. These policies, alongside with other prior actions that were required for the completion of the fourth — and last — review of the Third Program, were further codified and approved by the Greek parliament in the context of a multi-bill on 14 June 2018. The multi-bill included, also, the MTFS 2019-2022, which, besides the fiscal measures required for the achievement of the primary balance targets for this period, provides for the possibility of activation of some offsetting expansionary measures in the event of a fiscal overperformance in these years. The expansionary measures are planned to include, inter alia, a targeted reduction in tax burden of up to 1.0% of GDP and spending increases up to 0.9% of GDP in the form of social transfers, active labor market policies and public investment (Source: Ministry of Finance, MTFS 2019-2022, June 2018).

The General government debt-to-GDP ratio reached 180.8% in 2016 and declined to 178.6% in 2017. According to the European Commission’s Debt Sustainability Analysis (“DSA”) of 23 June 2018, the stock of gross debt is estimated to follow a declining trend from 2019 onwards, showing a peak in 2018, due to the pre-emptive accumulation of a cash buffer of the Greek state ahead of the completion of the Third Program. On the same note, the DSA conducted by the IMF on 31 July 2018, indicates that the debt-to-GDP ratio will remain on a downward path until 2038, while gross financing needs (“GFNs”) as percent of GDP will remain below the threshold of 20% until this year. However, the future dynamics of the public debt remain conditional to the pace of GDP growth in the long run and the achievement of fiscal targets for a primary surplus of 2.2% of GDP in 2023-2060 (Source: EL.STAT., Press Release, Fiscal data for the years 2014-2017, 1st Notification, April 2018, European Commission, Compliance Report, ESM Stability Support Programme for Greece, Fourth Review, June 2018 and IMF, Country Report No. 18/248, Greece Article IV, July 2018).

Regarding the potential for a gradual restoration of the Hellenic Republic’s access to market financing, there was further progress in the first months of 2018, following the five-year benchmark bond issuance and the successful swap of PSI bonds in 2017. In this respect, Greece launched a €30 billion debt swap, which was successfully completed on 29 November 2017, with €25.5 billion of PSI bonds being exchanged, i.e., a participation rate of c. 86%, for five new benchmark issues, maturing between 2023 and 2042 and with coupons ranging from 3.5% to 4.2%. On 8 February 2018, the Hellenic Republic issued, through syndication, a new seven-year benchmark bond, raising €3.0 billion at a re-offer yield of 3.5% (Source: Athens Exchange (the “ATHEX”), Press Release “Hellenic Republic — Press points for 7year new GGB”, 8 February 2018). On 14 March 2018, Greece successfully auctioned a 12-month Treasury bill issue — the first issuance of this type since 2010 — raising €1.0 billion, with interest rate set at 1.25%, while on 13 June 2018 another Greek 12-month Treasury bill was successfully auctioned, with interest rate set at 1.09% (Source: Public Debt Management Agency, Announcement on the Auction results of 52 week T-bills, 14 March 2018 and 13 June 2018).

The effective completion of the final review of the Third Program, in conjunction with the decision by the Eurogroup of 21 June 2018 regarding the implementation of additional measures to ensure debt sustainability, have been accompanied by a decline in 10-year Greek bond yields, with their yield falling to 3.9% in early-July 2018 from 4.9% in early-December 2017, while short-term Greek bond yields recorded an even more significant compression, due to the significant lowering of Greece’s debt servicing costs in 2019-2032 and the existence of a sizeable cash buffer for debt servicing (Source: Bloomberg). Nevertheless, as indicated by the volatility in Greek bond valuations in Q2:2018 and in July-August 2018, in response to the economic turbulence in Italy and Turkey, as well as the concomitant deterioration in peripheral bond markets, the Greek bond market remains very sensitive to fluctuations in international financial markets and risk premia internationally (especially those affecting euro area countries with larger fiscal and/or financial imbalances).

Regarding the progress in the Third Program implementation and the disbursements of related financing, the Hellenic Republic, by implementing the policy measures agreed with official lenders, received €40.2 billion of Third Program financing between August 2015 and October 2017 successfully completing two reviews of the Third Program. From this financing €29.3 billion have been used for debt servicing purposes, €5.4 billion for bank recapitalization purposes and €5.5 billion for arrears clearance.

Regarding the progress in Third Program implementation in 2018, following the staff level agreement on the policy package that had been presented to the Eurogroup of 4 December 2017, the Eurogroup of 22 January 2018 welcomed the implementation of almost all of the agreed prior actions necessary for the completion of the third review. The Eurogroup called on the Greek authorities to complete the outstanding prior actions by February 2018 and reconfirmed the importance of an ambitious comprehensive growth strategy with strong ownership from the Greek authorities for ensuring Greece’s long-term economic and fiscal sustainability. The Eurogroup confirmed the beginning of technical work by the Euro Working Group on the growth-adjustment mechanism, as part of the medium-term debt relief measures to be implemented, if needed, following the successful conclusion of the Third Program, in line with the agreement in the Eurogroup of 15 June 2017. The Eurogroup invited the European institutions and the IMF to take into account the holistic Greek growth strategy when updating the DSA (Source: Eurogroup Statement on Greece, 22 January 2018). In 12 March 2018, the Eurogroup commended Greece for completing the third review and approved the release of the fourth tranche of €6.7 billion, programmed to be paid in two instalments. The first one was disbursed on 28 March 2018, amounting to €5.7 billion, of which €3.3 billion was disbursed for debt servicing needs, €1.5 billion for arrears clearance and €1.9 billion for the formation of the cash buffer (Source: ESM, Press Release, 27 March 2018). The second instalment of €1.0 billion was released on 14 June 2018, following the positive assessment by the European Institutions regarding the clearance of net arrears by the Greek Government, as well as the effectiveness of the web-based auctions system (Source: ESM, Press Release, 14 June 2018).

On 24 May 2018, the Eurogroup welcomed the staff-level agreement (“SLA”) with the Greek government and mandated the Institutions to prepare a final DSA under the Third Program. Greece, in line with its commitments to the official lenders, has also prepared a document describing its long-term growth strategy, which has been presented by the Greek Minister in the Eurogroup of 27 April 2018. This document contained key elements of growth and efficiency enhancing reforms in priority areas for economic policy, with a view to increase the country’s comparative advantages and overcome the shortfalls created by the crisis (Source: Eurogroup, Press Release, “Remarks by M. Centeno following the Eurogroup meeting of 24 May 2018”).

The DSA, published on 23 June 2018, has been taken into account by the Eurogroup of 21 June 2018, which decided on the implementation of a new set of debt relief measures for the medium term (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Fourth Review, June 2018). Moreover, on 21 June 2018 the Eurogroup confirmed the successful conclusion of the fourth review endorsed the successful completion of the Third Program and welcomed the commitment of the Greek authorities to continue and complete all key reforms adopted under the Third Program. In addition, the Eurogroup approved the release of the fifth and last tranche of the Third Program amounting to €15.0 billion, out of which €5.5 billion will be disbursed to the segregated account for short-term debt servicing needs and €9.5 billion will be disbursed to increase the Hellenic Republic’s cash buffer to c. €24.1 billion, which is sufficient to cover, if necessary, sovereign financing needs over, at least, a two-year period following the end of the Third Program in August 2018 (Source: Eurogroup Statement, 22 June 2018). On 6 August 2018, the ESM Board of directors approved the disbursement of this fifth and last tranche of €15.0 billion — following the completion of the relevant national procedures (Source: ESM, Press Release, 6 August 2018).

Regarding the public debt sustainability issue, the Eurogroup of 25 May 2016 had been initially committed to provide new conditional concessions with a view to ensuring debt sustainability by agreeing on a package of debt measures, which would be phased in progressively and will be subject to the pre-defined conditionality under the Third Program (Source: Eurogroup Statement on Greece, 25 May 2016). This Eurogroup also agreed to establish a benchmark for assessing sustainability of the Greek debt, based on the Hellenic Republic’s annual gross GFNs related to the servicing costs of the Hellenic Republic’s total debt. The Eurogroup statement had foreseen a sequenced approach, whereby a package of debt measures could be phased in progressively, if this was deemed necessary by the official lenders to meet the agreed benchmark on gross financing needs and subject to the pre-defined conditionality. In this context, the Eurogroup of 9 May 2016 outlined the following general guiding principles for a potential provision of additional relief in Greece’s public debt servicing burden: (a) facilitating market access; (b) smoothing the repayment profile; (c) incentivizing the country’s adjustment process even after the Third Program ends and (d) flexibility to accommodate uncertain GDP growth and interest rate developments in the future. These debt-servicing relief measures have been planned to include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower the medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt (Sources: Eurogroup Statement, 9 May 2016 and 25 May 2016). The Eurogroup of 5 December 2016 endorsed the implementation since early 2017 of a first set of short-term debt relief measures agreed in principle in the Eurogroup meetings of 9 May and 25 May 2016 (Source: Eurogroup Statement, 5 December 2016).

The Eurogroup of 15 June 2017 repeated the assessment of debt sustainability on the basis of GFNs, following a partial implementation of the short-term debt relief measures that started since early 2017 and stated that it stands ready to implement a second set of debt measures to the extent needed to meet the GFNs objectives (Source: Eurogroup Statement, 15 June 2017).

In the context of Eurogroup decisions referred to above, the most part of short-term measures has been implemented in 2017 (involving, inter alia, a smoothening of the EFSF repayment profile and the exchange of the floating rate notes held by Greek banks with long-term fixed rate notes). On 24 May 2018, the Eurogroup mandated the Institutions to produce a final DSA, in order to ensure the long-term sustainability of the Greek debt and a package of debt relief measures to be implemented, if needed, at the end of the Third Program (Source: Eurogroup, Press Release, “Remarks by M. Centeno following the Eurogroup meeting of 24 May 2018”).

In this context, the Eurogroup of 21 June 2018 agreed to implement the following medium-term debt measures to ensure that GFNs remain below 15% of GDP in the medium term and below 20% of GDP in the long term and that the gross public debt will remain on a downward path. This new set of medium-term measures includes the abolition of the step-up interest rate margin related to the debt buy-back tranche of a part of the PSI bonds, as of 2018, the use of 2014 SMP profits from the ESM segregated account and the restoration of the transfer of ANFA and SMP income equivalent amounts to Greece (as of budget year 2017) and a further deferral of EFSF interest and amortization on €96.9 billion of EFSF by ten years along with an extension of the maximum weighted average maturity (“WAM”) of these loans by 10 years. Debt sustainability is planned to be reviewed at the end of the extended grace period on the specific part of the EFSF loans in 2032, permitting Eurogroup to assess whether additional debt measures are needed to ensure debt sustainability. On this matter, the Eurogroup members stated that they are going to take into account a positive assessment of Greece’s post-program surveillance record, particularly in the fiscal area and economic reform policies (Source: Eurogroup Statement, 22 June 2018 and ESM, Remarks by Klaus Regling, Press conference after Eurogroup meeting, 22 June 2018).

According to the DSA estimates of 23 June 2018, the long term debt ratio as percent of GDP is estimated to be substantially improved by the implementation of the medium-term measures, agreed in the Eurogroup of 21 June 2018. These measures are estimated to reduce gross debt as percent of GDP to 116.9% in 2040 and to 96.8% in 2060 (or about 30% of GDP lower than the respective estimate without the implementation of the medium-term measures by 2060), whereas to maintain GFNs to below the agreed thresholds in the medium and the long term. However, the developments in GFNs in the long run remain sensitive to the macroeconomic assumptions. To this end, the Eurogroup of 21 June 2018 stated that the official lenders are committed to reassessing Greece’s debt sustainability in the future and implement debt relief measures, if needed (Sources: Eurogroup Statement, 22 June 2018 and European Commission, Compliance Report, ESM Stability Support Programme for Greece, Fourth Review, June 2018). Moreover, for the long run, the Eurogroup recalled the agreement that had been reached in the Eurogroup of May 2016, on a contingency mechanism on debt that could be activated in the case of an unexpectedly more adverse macroeconomic scenario, adjusting debt servicing costs to more sustainable levels if required and decided by the Eurogroup (Source: Eurogroup Statement, 22 June 2018).

The above positive developments for debt sustainability, along with the agreement on the decision on the implementation of an enhanced framework for Greece’s post program monitoring following the Third Program completion (see below “Post-program surveillance”), the additional progress in fiscal consolidation and the pick-up in economic activity, led major rating agencies to upgrade and/or maintain a positive stance as regards the Hellenic republic’s future rating in 2018. On 19 January 2018 and on 16 February 2018, S&P Ratings and Fitch Global Ratings upgraded, respectively, Greece’s sovereign bond rating to ‘B’ from ‘B-’, while on 21 February 2018, Moody’s upgraded Greece’s sovereign rating by two notches to ‘B3’ from ‘Caa2’, citing improvements in growth and fiscal outlook as the main drivers of their decision. Moreover, all major rating agencies maintained a positive outlook on Greece referring to a potential for rating upgrades in 2018 and 2019, if the improvement in macroeconomic trends, the additional targeted progress in fiscal adjustment and the scenario of a successful completion of the Third Program materialize. The successful build-up of a sovereign liquidity buffer in order to pre-finance future government debt repayments upon the country’s exit from the Third Program has been referred to as an additional factor which has been taken into account in assessing Greece’s creditworthiness.

In this context, on 25 June 2018, S&P Ratings further upgraded Greece’s sovereign bond rating to “B+” from “B”, revising its outlook from positive to stable, on the back of the 21 June Eurogroup’s decision on debt, which is estimated by the S&P to minimize sovereign debt servicing risks over the next two years. Moreover, on 20 July 2018, S&P reset its outlook on the Hellenic Republic’s rating to positive. Furthermore, on 10 August 2018, Fitch Global Ratings upgraded Greece’s sovereign bond rating by two notches, to “BB-” from “B”, with a stable outlook, bringing the country’s long-term sovereign rating three notches away from an investment grade rating. Positive trends in Greek sovereign risk and valuation have also impacted the risk assessment of the Greek private sector, in a positive way. On 3 July 2018, S&P upgraded the long- and short-term issuer credit on the four Greek systemic banks to “B-/B” from “CCC+/C”, referring to the improving liquidity conditions and the growing capacity of the banks to sustain financial commitments and improve their balance sheets on the long run, whereas Moody’s upgraded its outlook for the Greek banking sector to positive on 30 July 2018. Furthermore, on 6 July 2018, an investment grade “BBB-” rating (that is, 4 notches above the respective Greece’s sovereign rating by S&P) has been assigned to National Bank of Greece’s “pass through covered bond program” (Source: S&P press releases). Nonetheless, the rating agencies also refer that the Hellenic Republic’s rating could be adversely affected in the event of re-appearance of doubts about the country’s commitment to maintain a sound fiscal position and implement important reforms agreed under the Third Program or meet other obligations of the post-program monitoring (Source: S&P, Fitch and Moody’s press releases on Greek Sovereign outlook).

Post-program surveillance

On 20 August 2018, Greece officially concluded the Third Program, receiving in total €61.9 billion by the ESM between August 2015 and August 2018 in support of macroeconomic adjustment and bank recapitalisation, whereas the remaining €24.1 billion available out of total Third Program financing envelope of up to €86 billion was not needed. The successful completion of the Third Program, following the implementation of a significant range of economic reforms and the achievement of a credible fiscal adjustment, marked the exit of Greece from an official financial support program for the first time since 2010 and has been accompanied by the provision of a new set of medium-term debt relief measures. As Mario Centeno, the Chairperson of the ESM Board of Governors and the Eurogroup President, stated “this was possible thanks to the extraordinary effort of the Greek people, the good cooperation with the current Greek government and the support of European partners through loans and debt relief”. However, to ensure Greece’s reliability, the country has to build upon the progress achieved by continuing the reforms launched under the Third Program (Source: ESM, Press Release, 20 August 2018).

Following the successful completion of the Third Program and the commitment of the Greek authorities to continue and complete all key reforms adopted under the Third Program, Greece will be subject to a post-program monitoring framework, which will be based on an “Enhanced Surveillance Procedure” directed by the European Commission (Source: Annex of the Eurogroup of 22 June 2018: Specific commitments to ensure the continuity and completion of reforms adopted under the ESM programme). Indeed, on 11 July 2018, following the preceding Eurogroup agreement, the European Commission, adopted the decision on the activation of enhanced surveillance for Greece, under Article 2(1) of the EU Regulation 472/2013 for a renewable period of six months. This framework is going to enter into force after the expiration of the ESM programme on 20 August 2018. This enhanced surveillance framework has been designed to support the completion, delivery and continuity of reforms Greece has committed to implementing under the ESM programme, to ensure a smooth transition of the economy to economic normality and maintain a high degree of credibility (Source: European Commission, Commission Implementing Decision of 11 July 2018 on the activation of enhanced surveillance for Greece). These remaining reforms concern fiscal efficiency and other structural policies, social welfare, financial stability, labor and product markets, privatization and public administration. Moreover, the country has been committed to maintain a primary surplus of 3.5% of GDP until 2022 and 2.2% of GDP, on average, in the period 2023-2060, ensuring that its overall fiscal performance remains in line with the EU fiscal framework. Another commitment is related to real estate property valuations. The government has been committed to undertaking, by mid-2019 and mid-2020, nationwide valuation exercises of property tax value based on market values, as well as, to update property tax values for ENFIA and other taxes fully in line with market values by mid-2020 (Source: Eurogroup Statement, 22 June 2018 and Annex: Specific commitments to ensure the continuity and completion of reforms adopted under the ESM programme).

This surveillance framework entails quarterly reports that assess the economic, fiscal and financial situation along with the implementation of the post-program policy commitments and will serve as a basis for the Eurogroup to agree, inter alia, on the implementation of some of the debt relief measures. This surveillance will be supplemented by the ESM’s “early warning system” for assessing fiscal imbalances, while the IMF is expected to remain engaged in the new monitoring framework, the same way it has been engaged in other similar cases of euro area countries that exited a financial support program. Specifically, Greece will be subject to IMF reporting twice a year under the Article IV consultation process and the IMF will provide technical assistance in the process of post-program monitoring in cooperation with the European Institutions (Sources: Eurogroup Statement, 22 June 2018 and IMF, Transcript of IMF Press Briefing with Gerry Rice, 28 June 2018 and European Commission, Fact Sheet, Memo on enhanced surveillance in Greece, 11 July 2018, Comments by Peter Dohlman following the publication of the Article IV, 31 July 2018).

Finally, the Eurogroup of 21 June 2018 welcomed the signature of a ‘Cooperation and Support Plan’ between the Greek authorities and the European Commission’s Structural Reform Support Services (“SRSS”), which provides the continued provision of technical assistance to support reform implementation in the coming years (Source: Eurogroup Statement, 22 June 2018).

The Macroeconomic Environment and the Banking Services Sector in South Eastern Europe operations (“SEE operations”, comprising FYROM and Romania)(1)

The economies and banking sectors of SEE operations performed relatively well in the first half of this year.

GDP growth in SEE operations is estimated to have reached 3.9% year over year in the first half of 2018 — 1.6 pps higher than that in EU-28 — supported by both domestic and external demand. Private consumption remained the main engine of growth, mainly underpinned by improving labour market conditions, strengthening retail lending activity and loosening fiscal policy stance. On the other hand, exports of goods and services maintained momentum, despite a temporary deceleration in economic activity in SEE operations’s main trading partner - the euro area.

Not surprisingly, despite strong exports, the current account deficit in SEE operations reached a multi-quarter high, though manageable, of 3.3% of GDP, on a fourth quarter rolling basis, in the second quarter of 2018, due to buoyant domestic demand and, to a lesser extent, unfavourable global oil prices. Encouragingly, the quality of financing of the current account deficit remained sound. Indeed, non-debt generating foreign direct investments covered the bulk of the current account deficit (80.4%, on a fourth quarter basis, in the second quarter of 2018).

Amid a favourable operating environment, the fundamentals and the performance of the SEE operations banking sector continued to improve. Indeed, year-to-date released figures show that SEE operations’ banking sector bottom line rose to an estimated €1,733 million (annualised) in the first quarter of 2018 from €1,196 million (annualised) in the same period a year earlier and €1,268 million in full-year 2017. This performance was largely underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (to 5.1% and 6.2% in FYROM and Romania, respectively, at end-March 2018 from 6.4% and 9.4% a year earlier). The downward trend in the non-performing loans reflects strong economic activity and, to a large extent, significant write-offs and sales of problematic loans encouraged by Central Banks. Moreover, the capital adequacy ratio remained sound (ranging between 16.4% in FYROM and 19.8% in Romania at end-March 2018). The improved asset quality and solvency bode well for a strong rebound in lending activity in the near future, in view of SEE operations’s low penetration rate (total loans-to-GDP ratios ranged between 26.3% in Romania and 47.8% in FYROM in June 2018), especially in the retail segment (retail lending-to-GDP ratios ranged between 14.3% in Romania and 23.7% in FYROM in June 2018) and ample liquidity (the SEE operations average loan-to-deposit ratio stood at 80.6% in June 2018).

(1) Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE operations weighted averages are based on NBG estimates of nominal EUR GDP in each country.

The positive macroeconomic and banking sector performance in SEE operations is expected to continue during the rest of the year despite strong external headwinds.

Despite tightening global liquidity conditions and unfavourable global oil prices, we see SEE operations’s full-year 2018 economic expansion at 4.3%. The robust growth performance this year should also reflect supportive base effects stemming from the stagnation of economic activity in FYROM, due to protracted political uncertainty in the first five months of 2017.

There are, however, downside risks to the SEE operations positive outlook, stemming mainly from tighter-than-anticipated global liquidity conditions and weaker-than-expected economic activity in the region’s main trading, investing and financing partner — the euro area. Indeed, stronger-than-expected growth momentum or inflation in the U.S. could prompt the Fed to proceed with a faster or stronger monetary tightening than currently anticipated. Moreover, increased protectionism by the U.S. administration could create negative effects on the rest of the world growth - including the euro area.

Anticipated developments (risk and uncertainties)

Looking forward in 2018, the growth rate of the global economy is expected to pick up pace to 3.9% y-o-y (according to IMF World Economic Outlook, July 2018) from 3.7% y-o-y in 2017. However, there are downside risks surrounding the outlook. In detail, tighter global financial market conditions — possibly triggered by a reassessment of the US Federal Reserve interest rate tightening cycle - could result in rising risk premia across major asset classes leading to heightening financial market volatility and could spill over to the real economy. Noticeable stress in European banks amid unresolved legacy issues (e.g. non-performing exposures) and weak profitability could reignite the euro area sovereign cum banking crisis. In parallel, European political uncertainty could resurface (Italy). In addition, as EU/UK negotiations culminate ahead of March 2019, any political strains in the UK will likely focus investors’ attention in the second half of 2018, in case of a “hard Brexit”.

Moreover, a rising protectionism sentiment and/or a rapidly escalating trading clash between major economies (US, China, European Union) could hurt business investment, global trade, growth prospects and financial markets, while political and geopolitical risks (North Korea, Middle East, Ukraine/Russian clash) could derail the global recovery. Finally, in China, authorities’ efforts to address financial risks and curb excess credit could result to a sharper than expected slowdown of the Chinese economy that could bear negative repercussions in both emerging and advanced economies through confidence and currency channels, commodity prices, as well as global trade.

Regarding Greece, the official projections for a healthy economic recovery in 2018 of 2.0% y-o-y, on average, (Sources: EU Commission Summer Forecast (Interim), July 2018 and IMF, World Economic Outlook, April 2018) continue to be subject to downside risks related to the continuing fiscal effort to maintain a targeted primary surplus of 3.5% of GDP in 2018-2022 (Source: Memorandum of Understanding, 19 August 2015) and the uncertainties regarding the path of transition to economic normality, following the end of the Third Program.

The baseline scenario for a sustainable healthy recovery is expected to be supported by: i) improving sentiment, due to the successful completion of the Third Program, which will support private sector spending and investment decisions; ii) positive tourism contribution, as indicated by the current momentum in tourism revenue (23.1%, y-o-y, in the 5M:2018 and 36.8 % y-o-y in May 2018 — the strongest pace since April 2014, Source: Bank of Greece, Developments in the Balance of Travel Services, Press Release, May 2018) and favourable prospects for the core months of the tourism season of 2018; iii) improving trends in goods’ exports (12.9%, y-o-y, excluding oil products, in 5M:2018, Source: Bank of Greece, Balance of Payments, Press Release, May 2018) and steadily positive trends in export orders in the Q2:2018 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, May-June 2018), supported by the still healthy GDP growth in the euro area; iv) accelerating public investment activity during the course of 2018, following the lower-than-budgeted disbursements of the Public Investment Budget (“PIB”) programme in 6M:2018; v) a further normalization of liquidity conditions (reflecting, inter alia, additional progress in the clearance of government arrears and improving labor market conditions) and an acceleration in portfolio and foreign direct investment inflows, which has already become evident in 2017 and continued in early-2018 and vi) a further easing of capital controls.

Most of the above developments are supportive of an acceleration in GDP growth in 2018, however, medium term growth prospects, the pace of improvement in the private sector financial position — especially of households and less competitive enterprises — and liquidity conditions, as well as, the exact timeline for fully lifting capital controls, remain uncertain. External factors related to the risk of a deterioration in financial or broader macroeconomic conditions in the euro area or globally, geopolitical risks and/or a further appreciation in energy prices, as well as, tensions related to Italy, which could involve an adverse reassessment of the sovereign risk in the euro area, could weigh on fixed income and equity market conditions and, hence, could create considerable downside risks for domestic spending and Greek asset valuations adversely affecting Greece’s economic performance and conditions in the financial sector. Additional uncertainties, related to the increase in economic volatility internationally, due to, inter alia, deteriorating economic conditions in Turkey — which corresponds to a key exporting market for Greece and a major competitor for Greece’s tourism sector and goods exports to the EU — accompanied by a sharp devaluation in Turkish lira, increasing tensions in international trade originating from US’s revisionist approach to the existing international trade agreements, with a possible negative impact on euro area GDP growth, could affect Greece’s economic performance along with sovereign, banking and other private sector’s risk premia in the euro periphery.

Moreover, there are still risks relating, inter alia, to Greece’s short and longer term potential growth prospects, the sustainability of fiscal performance in longer time horizon without an additional cost to long-term growth potential, as well as, developments in global financial markets and the cost of risk internationally. Accordingly, the magnitude and timing of the potential confidence, liquidity and other macroeconomic benefits related to the provision of additional debt relief to Greece, following the successful completion of the Third Program, are difficult to gauge and may be less than anticipated or take considerable time to show. In addition, the financial positions of households and of a significant number of less competitive business units remain weak, imposing considerable challenges to the Greek banks’ strategies for reducing the non-performing exposures and could slow the pace of improvement of liquidity conditions, weighing on the banking system’s performance.

The lifting of the ECB’s waiver on Greek assets following the completion of the Third Program (Source: ECB, Legal Act, “Decision (EU) 2018/1148 of the ECB of 10 August 2018 on the eligibility of marketable debt instruments issued or fully guaranteed by the Hellenic Republic and repealing Decision (EU) 2016/1041 (ECB/2018/21)”, August 2018) could constrain the access of the Greek banks to the ECB’s low-cost main refinancing operations on the basis of non-investment grade collateral leading to a substitution with higher cost sources of financing.

In this vein, Greece’s sovereign and private debt valuations and economic conditions, in general, are unlikely to remain unaffected in the event of a significant adjustment in international markets and/or a protracted increase in volatility internationally, despite the supportive role of improving macroeconomic stability domestically. Potential delays in the completion of key structural reforms initiated under the Third Program and being subject to the post-program surveillance framework, or the inability to safeguard the objectives of the adopted reforms, or the failure in reaching the primary surplus targets could undermine the credibility of the assumptions underlying the debt-relief measures and, could, subsequently, give rise to negative confidence and liquidity effects, delay the relaxation of capital controls and exert additional downward pressures on collateral valuations — especially real estate. Moreover, the recovery in domestic demand could be weaker-than-expected if additional fiscal measures are needed to ensure the achievement of the medium term fiscal targets and/or the capacity to activate offsetting expansionary measures is diminished in the event of a fiscal underperformance in the following years.

Significant events regarding the NBG Group

The most significant events for the NBG Group from 1 January 2018 and up to the publication of this interim report are as follows:

Completed disposals of subsidiaries

Sale of Banka NBG Albania Sh.A to American Bank of Investments SA

On 2 February 2018, NBG entered into a definitive agreement for the sale of its entire stake (100.00%) in its subsidiary, Banka NBG Albania Sh.A. (“NBG Albania”) to American Bank of Investments SA (“ABI”). On 4 July 2018, following the receipt of the required regulatory approvals from i) the Bank of Albania and ii) the Competition Authority of Albania, the Bank announced the completion of the sale. The agreed considerations for the sale amounted to €25 million.

With the successful completion of the transaction, which has taken place in the context of NBG’s Restructuring Plan, the Group’s Common Equity Tier 1 (“CET1”) ratio increased by 11 bps, following the capital impact already booked in the fourth quarter of 2017 upon signing of the agreement.

Agreed disposals of subsidiaries

Sale of South African Bank of Athens Ltd (“S.A.B.A.”) to AFGRI Holdings Proprietary Limited

On 22 December 2016, NBG entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.82% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to ZAR 279 million.

Closing of the transaction is expected during the third quarter of 2018 as it is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank (already received) (ii) the South African Ministry of Finance (already received) and (iii) the South African Competition Commission and Competition Tribunal (preliminary approval has already been received; but the final approval based on an updated filing request is still pending).

Developments regarding the sale of Banca Romaneasca and Ethniki Insurance

Sale of Banca Romaneasca

On 26 July 2017, NBG entered into a definitive agreement with OTP Bank Romania (“OTPR”) for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary Banca Romaneasca (“Romaneasca”).

However, on 19 March 2018, the Bank announced that the National Bank of Romania (“NBR”) rejected OTPR’s application to acquire 99.28% of Romaneasca as NBR’s approval of OTPR, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction. The Share Purchase agreement between the Bank and OTPR was terminated on 13 April 2018.

It should be noted that this decision does not affect Romaneasca’s operations and business. Romaneasca continues to focus on its clients’ needs while maintaining profitability levels and strong capital base, on the back of continued support by NBG Group.

Nevertheless, management, in line with its Restructuring Plan, remains committed to selling Romaneasca, considers that the sale is highly probable and given that it is preparing to relaunch the sales process, expects to conclude it within 12 months. For this reason Romaneasca remains classified as “assets and liabilities held for sale” and “discontinued operations”.

Sale of the majority equity holding in Ethniki Hellenic General Insurance S.A. (“Ethniki Insurance” or “NIC”)

On 27 June 2017, the NBG’s Board of Directors approved the divestiture of a 75% stake in NIC to EXIN Financial Services Holding B.V. (“EXIN”) and the establishment of an exclusive bancassurance agreement, to govern the distribution of products of NIC via the NBG network.

However, on 28 March 2018, the Longstop Date for EXIN to fulfill certain conditions precedent specified in the Share Purchase Agreement (“SPA”) entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and decided to terminate the SPA on the 29 March 2018. Following a decision of the Bank’s Board of Directors and in consultation with the HFSF, the Bank has renewed the sale process of NIC by approaching the remaining selected bidders that participated in the last stage of the binding offers phase in May 2017.

Additionally, on 8 June 2018, the Bank announced that has received and will examine a binding offer from the Chinese Group of companies Gongbao. The Bank’s primary objective is that the procedure takes place in full compliance with the terms of the Revised Restructuring Plan and with the sole purpose of safeguarding the interests of its customers, shareholders and employees.

The historic values and the important role of Group in the stability of the Greek financial system impose the examination of all best possible solutions, including the procedure of an International Public Offering. In this context, the Bank cooperates closely with all involved parties and particularly Directorate General for Competition (“DG-Comp”), the Bank of Greece and the Hellenic Financial Stability Fund (“HFSF”).

Nevertheless, management, in line with its Restructuring Plan, remains committed to selling the NIC, considers that the sale is highly probable and expects to conclude it within 12 months. For this reason the NIC remains classified as “assets and liabilities held for sale” and “discontinued operations”.

NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program

As discussed above, on 5 December 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017 (see “The Greek economy returned to positive growth in 2017 and entered 2018 with the strongest pace in 10 years”). These measures included, among others, a bond exchange of the floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities, with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Greek State.

In this context, in 2017, from February and up to December, the Bank participated in the Bond Exchange Program of EFSF/ESM bonds of total amount with the nominal amount of €8.0 billion. The bonds were sold at their carrying amount, therefore, it had no impact on the Bank’s and the Group’s income statement.

The process of Bond Exchange Program was completed in January 2018 with the sale of €1.0 billion and all outstanding EFSF/ESM bonds have been sold.

Transition to IFRS 9 as of 1 January 2018

As of 1 January 2018, IFRS 9 “Financial Instruments” replaced International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for a) the classification and measurement of financial instruments, b) impairment of financial assets and c) hedge accounting.

In order to comply with the requirements of the new Standard, the Group established an IFRS 9 implementation program (“the IFRS 9-Program”) to ensure a timely and high quality implementation, in accordance with the standard and additional regulatory guidance. The IFRS 9-Program involves Finance, Group Risk Control and Architecture Division (“GRCAD”), Management Information and IT Divisions across the Group and is overseen by a Project Steering Committee. This Committee comprises of the Chief Executive Officer (“CEO”) (Chair), Group Chief Financial Officer (“CFO”), Group Chief Risk Officer (“CRO”), Group Chief Operating Officer (“COO”), Group Treasurer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (“PMO”) was setup and a Project Manager assigned. Subject matter experts were also appointed to assist in model development of IFRS 9 compliant credit risk parameters. The Board Risk Committee, Audit Committee and Board of Directors are regularly updated by the Executive Management on the status of the IFRS 9-Program.

Impact from the first time adoption of International Financial Reporting Standard (IFRS) 9 on shareholders’ equity as of 1 January 2018

The adoption of IFRS 9 on 1 January 2018 decreased the Group’s and the Bank’s shareholders’ shareholders’ equity by approximately €1.5 billion, of which €1.3 billion respectively, due to changes in impairment requirements and €0.2 billion respectively, due to classification and measurement. A deferred tax asset of €6million and NIL was recognised by the Group and the Bank respectively, in accordance with the Group’s accounting policy for recognition of deferred tax assets. Refer to Note 2.31 to the annual Financial Statements of the Group and the Bank for the year ended 31 December 2017.

By applying the regulatory transitional arrangements for 2018, the Group’s and the Bank’s CET1 ratio as at 31 December 2017, decreased by approximately 58bps at 16.4% and 12bps at 16.7% respectively. On a fully loaded basis, as at 31 December 2017 the Group’s CET1 ratio decreased by approximately 373bps at 13.2%, while the Bank’s CET1 ratio decreased by approximately 408bps at 12.8%.

The above IFRS 9 impact estimates are based on the accounting policies, assumptions and judgments of the Group, as determined to date, which will be finalized during the preparation of the financial statements for the year ending 31 December 2018. Consequently, the aforementioned estimates remain subject to change in 2018. The final impact upon transition to IFRS 9 will be included in the 2018 Annual Financial Report. For more details, please also refer to Note 21.

2018 EU wide stress test

On 31 January 2018 the ECB commenced the stress test exercise relating to the four systemic Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank) with the publication of the macroeconomic scenarios to be used by the banks. The stress test of the four systemic Greek banks was conducted on an accelerated timeline compared to the other in scope banks in order to allow the results to be published before the end of the Third Program for Greece (August 2018), but following the same EBA approach and methodologies as that applied to the other EU banks. The results for the four systemic Greek banks were announced by the Supervisory Board of the ECB on 5 May 2018, and showed that in the adverse scenario, the average Common Equity Tier 1 (“CET1”) capital depletion was 9 percentage points, equivalent to €15.5 billion across the four systemic Greek banks. The results for the other EU banks are expected to be published by 2 November 2018.

The Bank conducted the stress test exercise using the EBA methodology, the benchmark parameters, macroeconomic scenarios and shocks provided by the EBA and the ECB, as well as any additional guidance and notes published and/or relayed though formal communication channels. As a result, under the EBA adverse scenario, the CET1 ratio declined by 9.6 percentage points (“ppts”), reaching a CET1 level of 6.9% in 2020, including an IFRS 9 impact of -70 bps post 1 January 2018 and a CRD IV (as per Directive 2013/36/EU and the EU Capital Requirements Regulation (together, the “CRD IV”)) impact of -20bps. Under the baseline scenario, the CET1 ratio of the Group declined by 50bps reaching 16.0% in 2020, including an impact of -70bps from IFRS 9 phased in adoption and -20bps from CRD IV. Following the supervisory dialogue, the Bank was informed that the stress test outcome, along with other factors, have been assessed by Single Supervisory Mechanism’s (“SSM’s”) Supervisory Board pointing to no capital shortfall and that no capital plan was deemed necessary as a result of the exercise.

The stress test results will inform the 2018 Supervisory Review and Evaluation Process (“SREP”), challenging banks’ capital plans and leading to relevant supervisory outcomes. The stress test will also provide enhanced transparency so that market participants can compare and assess the resilience of EU banks on a consistent basis.

Recent developments

Appointment of Mr. Paul Mylonas as the Bank’s Chief Executive Officer following the resignation of Mr. Leonidas Fragkiadakis

On 4 May 2018, the Board of Directors accepted the resignation of the Bank’s Chief Executive Officer (“CEO”), Mr. Leonidas Fragkiadakis. At the same meeting, the Board of Directors announced that it decided to proceed promptly with the formulation and implementation of a new strategy following the completion of the biggest part of the Revised Restructuring Plan. The Board of Directors appointed Deputy Chief Executive Officer Mr. Paul Mylonas as Acting CEO of the Bank, and commenced a recruitment process for appointing a new CEO.

Subsequently, on 18 July 2018, the Board of Directors of NBG unanimously elected Mr Paul Mylonas as CEO of the Bank.

Agreement of €50 million to finance SMEs and Mid-Caps

On 20 July 2018, the European Investment Bank (“EIB”), NBG and Ethniki Leasing S.A. signed a €50 million loan agreement, in order to finance small and medium-sized enterprises (“SMEs”) and medium-sized companies (“Mid-Caps”). This transaction is expected to create new prospects for SMEs and Mid-Caps and facilitate their access to funding, while offering favourable pricing terms.

Completion of the transaction for the disposal of a portfolio of non-performing unsecured retail and small business loans in Greece

On 2 July 2018 it completed the disposal of a portfolio of non-performing unsecured retail and small business loans in Greece, of an outstanding principal amount of c. €2.0 billion, to CarVal Investors and Intrum AB.

The transaction was part of NBG’s NPE management strategy and in accordance with the NPE reduction plan submitted to SSM. The consideration of the transaction, which amounted to c. 6% of the total outstanding principal amount, was capital accretive adding c. 18 bps in CET1.

2018 Reverse split

On 26 July 2018, the Annual General Meeting of the Bank’s shareholders approved to increase the nominal value of each common voting share of the Bank from €0.30 to €3.00 per share and simultaneously combining and decreasing the total number of shares by a ratio of 10 old shares for 1 new, that is from 9.147.151.527 to 914.715.152.

The reverse split was approved by Athens Exchange Corporate Actions Committee on 24 August 2018. The trading of the old shares ceased on 29 August 2018 and the trading of the new shares is expected to commence on 3 September 2018.

Issuance of debt securities

On 30 July 2018, the Bank issued under its Covered Bond Programme II, a five-year fixed rate €200 million Covered Bond at 1.85% coupon and yield, of which €100 million were privately placed with the EIB in the context of financing loans to SMEs and MidCaps, and the remaining €100 million have been initially retained by the Bank. The Bank and EIB have agreed, that the EIB, subject to the agreement to the Bank, may purchase the remaining retained covered bonds in the following six months, at the same price levels. The Bank’s actual cost is 1.42% per annum, as the EIB returns to NBG part of the coupon, in accordance to its mandate to increase the available financing for SMEs and Midcaps.

Furthermore, on 14 August 2018, the Bank issued under its Covered Bond Programme II, one-year fixed rate €600 million Covered Bond at 0.75% coupon and yield, which has been retained by the Bank and used as collateral for the main refinancing operations of the ECB.

Agreement between the four Greek systemic banks and doBank S.p.A. for the management of a portfolio of Non Performing Exposures with a value of euro 1.8 billion

On 31 July 2018, the four systemic Banks (Alpha Bank, National Bank of Greece, Eurobank and Piraeus Bank) entered into an internationally innovative servicing agreement with the credit institution specialized on servicing of non-performing loans, doBank S.p.A (“doBank”). This agreement is part of the strategic framework of the Greek systemic Banks to reduce their non-performing exposures by protecting the viability of small and medium enterprises (“SMEs”) and supporting the recovery of the Greek economy.

Financial Results during the first half of 2018

Asset Quality

NPE reduction continued in H1.18, with the stock of domestic NPEs down by €1.3 billion from Q4.17, driven by negative NPE formation of €0.3 billion and write-offs of €1.0 billion. The NPE movement in H1.18 incorporates the recently completed NPL disposal of unsecured retail and SBLs in Greece of an outstanding principal amount of c. €2 billion. The consideration of the transaction, which amounted to c. 6% of the outstanding principal amount, was capital accretive adding c. 18bps to CET1.

Following the NPL sale, NPE reduction stands €1.3 billion ahead of target, fulfilling already the FY.18 SSM requirement. The net NPE reduction achieved since end-2015 amounts to €5.5 billion, reflecting negative NPE formation (-€2.1 billion) and write offs (-€3.4 billion), with the bulk of the latter eventually sold.

The NPE ratio in Greece dropped by 142 bps in H1.18 to 42.6%, with NPE coverage settling at 60.1%.

Domestic 90dpd formation also remained in negative territory in H1.18 (-€256 million). 90dpd ratio settled at 30.4% (-161bps in H1.18) on coverage of 84.0% (82.8% at the Group level).

In SE Europe(2), the 90dpd ratio in H1.18 settled at 31.8% (from 33.2% in YE.17) on coverage of 62.8% (from 59.5% in YE.17).

Enhanced Liquidity

Group deposits increased by 2.4% in H1.18 to €41.2 billion as of 30 June 2018, reflecting mainly domestic market developments. Domestic deposits amounted to €39.3 billion on H1.18 inflows of €0.9 billion. In SE Europe(2), deposits remained flat in H1.18 at €1.9 billion. On an annual basis, Group deposits grew by 8.2% y-o-y, reflecting deposit inflows of €3.1 billion in Greece, despite continuous capital control uplifts.

As a result, NBG’s Loan to Deposit ratio decreased further to 72.8% in Greece (76.0% in Q4.17, as adjusted per IFRS 9) and 73.5% at the Group level.

Eurosystem remains at €2.8 billion currently from €12.3 billion at end-Q4.16, comprising of TLTRO funding from the ECB, with the Bank enjoying a large liquidity buffer. Following ELA elimination in end-November 2017, our Liquidity Coverage Ratio (“LCR”) ratio is now over the minimum regulatory requirement of 100% (at 104% and 117% for the Bank and the Group, respectively as at end-July 2018).

The removal of ECB’s waiver in August 2018 leaves NBG’s funding cost unaffected as Greek government bonds and treasury bills were replaced by investment grade covered bonds.

Capital position

Group Common Equity Tier 1 (“CET1”) ratio at 30 June 2018, by applying the IFRS 9 regulatory transitional arrangements stood at 16.2%, and 16.4% pro-forma incorporating the H1.18 profit and the reduction of the RWAs due to the disposal of the Albanian operations completed on 4 July 2018. CET1 ratio remains comfortably above regulatory requirements.

Taking into account the full IFRS 9 impact, CET1 ratio settles at 12.8%, or pro-forma 13.0%.

Profitability

Group:

Continuing: Group profit from continuing operations in H1.18, excluding the 1-off cost of the ongoing Voluntary Exit Scheme (“VES”) of €40 million, amounted to €41 million from losses of €59 million in H1.17, mainly due to decline in loan impairments offset by reduced NII.

Discontinued: Profit from discontinued operations in H1.18 amounted to €38 million from loss €68 million in the respective period. In H1.17, the losses included the impairment losses of €151 million for Romaneasca and Serbian operations offset by the gain on disposal of the Bulgarian operations.

Greece:

Profit for the period from continuing operations, excluding 1-off cost of the ongoing VES of €40 million, amounted to €28 million in H1.18 from losses €73 million in H1.17, reflecting the 63.9% y-o-y decrease in loan impairments that offset the pressure in core income (-19.7% y-o-y).

(2)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

In H1.18, the sharp de-escalation in CoR (-168bps y-o-y) brought operating result to positive territory (€50 million) against the losses of €53 million in H1.17.

NII amounted to €523 million in H1.18 from €681 million in H1.17 as restated in order to reclassify the interest income of the loan to the Greek State from NII to trading income under IFRS 9 of €82 million, reflecting the impact of restructurings and sustained deleveraging in the retail book, with corporate balances stable. Additionally, in H1.18 NII was negatively affected by the rate adjustment on €0.8 billion of mortgages linked to one year Greek T-Bills. NIM decreased by 37 bps y-o-y to 277bps and NII declined by 23.2% y-o-y.

Net fee and commission income amounted to €110 million from €115 million y-o-y, the reduction driven mainly by the elimination of ELA-related fees.

Furthermore, trading line in H1.18 was supportive in a deteriorating international environment, generating gains of €25 million by taking into account the aforementioned reclassification under IFRS 9 from NII to trading income of €82 million.

Operating Expenses in H1.18, amounted to €433 million from €421 million in H1.17, an increase of 2.9% y-o-y, driven again by higher general and administration expenses, which are due to seasonal factors and are expected to reverse in H2.2018. Operating Expenses are expected to return to negative growth rates upon completion of the ongoing VES, benefiting personnel expenses in H2.18.

Loan impairments amounted to €156 million in H1.18 from €431 million the previous year, aided by recoveries related to the €2 billion NPL disposal. As a result, in H1.18 CoR settled at 108 bps from 276bps in H1.17, constituting the key driver for our return to operating profitability.

SE Europe:

In SE Europe, gains from continued operations in H1.18 reached €13 million (€15 million in H1.17).

Going concern

Liquidity

As at 30 June 2018, the funding from ECB amounted to €2.75 billion, and remained unchanged compared to 31 December 2017. Furthermore, as at 30 June 2018 the Bank had entered into secure interbank transactions with foreign financial institutions of €3.5 billion, while the Bank’s ELA liquidity buffer stood at €9.1 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2018, by applying the IFRS 9 regulatory transitional arrangements was 16.2%, exceeding the Supervisory Review and Evaluation Process (“SREP”) ratio of 12.875% for 2018 (see Note 16).

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the NIL ELA funding, the ECB funding solely through TLTRO and the current access to the Eurosystem facilities with significant collateral buffer (b) the Group’s CET1 ratio of 30 June 2018 which exceeded SREP requirements even after the adoption of IFRS 9, (c) the results of the recent Stress Test exercise, based on which no capital plan was deemed necessary (see “2018 EU wide Stress Test” and Note 16) and (d) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above, (see “The Greek economy returned to positive growth in 2017 and entered 2018 with the strongest pace in 10 years” and “Anticipated developments (risk and uncertainties)”).

The Restructuring Plan as approved by the Directorate General for Competition on 4 December 2015 (the “Revised Restructuring Plan”)

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations included in the Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

The Revised Restructuring Plan was approved on 4 December 2015, by the European Commission.

The Revised Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank’s operational restructuring, some amendments on commitment’s deadlines, as well as a commitment to further dispose of foreign assets.

For domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments include the following:

•                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 30 June 2018: 484).

•                  Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of

10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including the voluntary exit schemes in 2013, 2016 and the on-going scheme in 2018, through which 3,994 employees left or have agreed to leave the Bank and certain Greek subsidiaries. As of 30 June 2018, the domestic FTEs were 9,572(3) (or 10,352 when including FTEs from NIC).

•                  Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017. For the year ended 31 December 2017 such costs amounted to €8683 million (or 950 million including NIC costs). For the six-month period ended 30 June 2018 such costs amounted to €4333 million (or 474 million including NIC costs).

•                  Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan until the end of 2018, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

•                  Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018. As of 30 June 2018 the ratio was 72.8%.

•                  Domestic non-banking activities: NBG will divest from certain domestic non-banking activities. More specifically, in June 2017, NBG entered into an agreement with EXIN to sell a 75.00% stake in NIC. However, on 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain condition precedents specified in the SPA entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA on 29 March 2018. Following a decision of the Bank’s Board of Directors and in consultation with the HFSF, the Bank has renewed the sale process of NIC by approaching the remaining selected bidders that participated in the last stage of the binding offers phase in May 2017. Subsequently, on 8 June 2018, the Bank announced that has received and will examine a binding offer from the Chinese Group of companies Gongbao (see also above “Sale of the majority equity holding in Ethniki Hellenic General Insurance S.A. (“Ethniki Insurance” or “NIC”) to EXIN Financial Services Holding B.V.”).

•                  Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities. More specifically, NBG has significantly reduced this portfolio, from €184 million as of 30 June 2013 to €8 million as of 30 June 2018.

•                  Disposal of Private Equity Funds (“Funds”): The disposal was completed on 30 September 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

•                  Sale of Finansbank: On 15 June 2016, NBG completed the sale of 99.81% of its shareholding in Finansbank. Following the closing, on 15 December 2016, NBG proceeded with the full repayment of the Contingently Convertible Securities (“CoCos”).

•                  Divestment from international operations: NBG will reduce its international activities, by disposing of certain subsidiaries and branches. More specifically, in June 2017, the Bank completed the sale its 99.91% shareholding in UBB (Bulgaria) and its 100.00% shareholding in Interlease E.A.D. (Bulgaria) to KBC Bank (Belgium). In December 2017, the Bank completed the sale of its 100.00% Serbian subsidiaries Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade to OTP Banka Srbija a.d. In July 2018, the Bank completed the sale its 100.00% subsidiary NBG Albania to ABI. Additionally, in December 2016, NBG entered into a SPA for the sale of its subsidiary S.A.B.A. Closing of the transaction for S.A.B.A. is expected by the end of the third quarter of 2018, subject to customary regulatory and antitrust approvals. Additionally, although the Bank in July 2017, entered into SPAs for the sale of 99.28% of its Romanian subsidiary Romaneasca, on 19 March 2018, the Bank announced that the NBR rejected OTPR’s application to acquire 99.28% of Romaneasca as NBR’s approval of OTPR, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction. Finally, the Bank is in the process of divesting from remaining foreign operations, including from Cyprus, FYROM and Egypt, while it has initiated a new process for the divestment of its Romanian subsidiary.

Other Commitments refered to the following:

•                  Investment policy: Until 30 June 2017, NBG will not invest in non-investment grade securities, except for specific cases.

•                  Salary cap: Until 31 December 2017, restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

•                  Prolongation of Commitments: Until 30 June 2018, NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012.

The implementation of the Commitments set out in the Revised Restructuring Plan is monitored by the Monitoring Trustee.

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, as in force implements in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an

(3) Excluding NIC.

exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions.

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities under certain conditions. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Greek Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund as far as credit institutions are concerned.

It should be noted that Executive Committee Act 111/31.01.2017 of Bank of Greece provides interpretation of the different circumstances when an institution shall be considered as failing or likely to fail regarding the implementation of the obligation of the Board of Directors of the institution to notify the Bank of Greece.

Furthermore, BRRD provides that a parent institution seated in a Greece and its subsidiaries in other Member States or third countries that are institutions or financial institutions covered by the consolidated supervision of the parent undertaking, may enter into an agreement to provide financial support to any other party to the agreement that meets the conditions for early intervention, provided that the conditions laid down in Greek Law 4335/2015. Executive Committee Act 131/23.01.2018 of Bank of Greece specifies the conditions of Greek Law 4335/2015 for the group financial support. The parent institution shall submit to the consolidating supervisor an application for authorisation of any proposed group financial support agreement proposed. Any proposed agreement that has been authorised by the competent authorities be submitted for approval to the shareholders of every group entity that proposes to enter into the agreement. The Board of Directors of each entity that is party to an agreement shall report each year to the shareholders on the performance of the agreement, and on the implementation of any decision taken pursuant to the agreement.

Delegated and implementing EU Regulations have been further issued providing clarifications and guidance on the implication of the above mentioned. Lastly, it should be noted that Directive 2017/2399/EU amends Directive2014/59/EU as regards the ranking of unsecured debt instruments in insolvency hierarchy. According to the abovementioned Directive Member States shall bring into force the laws, regulations and administrative provisions necessary to comply with this Directive by 29 December 2018.

Trend information

As discussed above regarding the Financial and Macroeconomic environment in Greece, the recovery of the Greek economy will accelerate in 2018, driven by increased exports and tourism, improvement in labor market conditions, as well as the successful completion of the Third Program. This is a significant enabler for the Bank to achieve profitability and start growing its capital internally, to outweigh the impact on regulatory capital from the phased-in application of IFRS 9.

Within this improved financial and business environment, the Bank managed in 2018 to reduce further its non-performing exposures, exceeding the target agreed with the SSM by €1.3 billion, while increasing the coverage ratio of non-performing exposures by accumulated provisions. At the same time, the Bank improved its liquidity position, having zero exposure to ELA, creating a significant liquidity reserve, regaining access to the financial markets and maintaining the lower cost of funding in the Greek banking system.

In July 2018, the Bank completed successfully the disposal of a portfolio of non-performing unsecured retail and small business loans in Greece, of an outstanding principal amount of c. €2.0 billion, which had a positive effect on profitability and capital. This transaction, will be followed with the sale of a collateralised loan portfolio in the second half of 2018. The over-performance of €1.3 billion against the SSM target as of 30 June 2018, along with the planned sale of non-performing exposures and the scheduled auctions point to a significant outperformance versus the 2018 SSM target and a fast reduction of the non-performing exposures in the coming years.

Further to the above, the four systemic Banks (Alpha Bank, National Bank of Greece, Eurobank and Piraeus Bank) on 31 July 2018 entered into an internationally innovative servicing agreement with a credit institution specialized on servicing of non-performing loans, doBank S.p.A (“doBank”). This agreement is part of the strategic framework of the Greek systemic Banks to reduce their non-performing exposures by protecting the viability of small and medium enterprises (“SMEs”) and supporting the recovery of the Greek economy.

The Bank with the adoption of IFRS 9 implemented a comprehensive provisioning policy, applying the stricter definition of default as per the EBA regarding the non-performing exposures. As a result, the coverage ratio for non-performing exposures from accumulated provisions increased to 60.1%. Against this context, and given the improvement in economic and banking conditions, the Group managed to substantially reduce the Cost of Risk in the first half of 2018, contributing decisively to its return in organic profitability.

In terms of liquidity, the Bank managed from November 2017 to fully eliminate its dependence on ELA. This is due to the effective implementation of its Revised Restructuring Plan, the regaining of its access to interbank and money markets, the deleveraging of the loan portfolio and the gradual return of deposits. At the same time, NBG’s low financing cost, reflects its significant market share in savings deposits and its optimal management of funding sources. Moreover, following the official ECB statement, of non-inclusion in the bond-buying program (“QE”) program the Greek government bonds and the removal of the waiver that allows Greek debt to be accepted as collateral from the ECB (“waiver”), the Bank has anticipated these developments, and proactively implemented its strategy for increasing its liquidity instruments that are acceptable by the Eurosystem, or can be placed with the market. Specifically, on 30 July 2018 and on 14 August 2018, the Bank issued new covered bonds of €200 million of which the amount of €100 million were privately placed and €600 million which has been retained by the Bank and used as collateral for the main refinancing operations of the ECB, respectively (see above “Issuance of debt securities”). These covered bonds are investment grade as they have been rated as BBB- by S&P and replaced Greek government bonds and treasury bills as collateral with the ECB.

Following the above, in July 2018, the LCR exceeded for the first time the minimum regulatory requirement of 100% at both Bank and Group level, reaching 104% and 117%, respectively.

Additionally, in the context for further increasing profitability, the Bank will continue to focus on improving its cost structure by implementing VES initiatives and reducing general and administrative expenses, in alignment with the Bank’s overall strategy. Further cost reductions of general and administrative costs are expected to result from reorganization of banking operations, optimization of internal processes, and further rationalization of branch network and operations. Digitalization benefits are also to be expected in the medium term, after the relevant investments are completed.

Based on the above, and considering the Bank’s liquidity surplus, NBG focuses mainly on the financing of healthy businesses. It is worth noting that there are already early signs of a recovery in the demand for business loans in 2018, with business disbursements exceeding €1 billion in the first half of 2018, and expected to increase further in the last months of the year.

Looking forward, the Bank aims to become again the preferred partner and consultant for Greek businesses and households, by capitalizing its comparative advantages and its determination to evolve quickly. The new strategy of the Bank, as client oriented, will be characterized, in the context of consensus, transparency and clear corporate governance rules, with flexibility, operational efficiency and innovation. NBG Group strategy and estimates for the development of its operation.

Events after the reporting period

Events after the reporting period are disclosed at “Recent developments” above.

Risk management

The Group acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously sound returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Credit risk is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Since 2008, the Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital requirements arising from credit risk in its corporate, SME Retail and mortgage portfolios.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from the interest rate, over-the-counter (“OTC”) and exchange traded derivative transactions, as well as from the Hold to Collect and Sell (“HTCS”) measured at fair value through other comprehensive income (“FVTOCI”) bond portfolios.

The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes. Additionally, the Bank retains a portfolio of Greek T-Bills and government bonds and other EU sovereign debt, EFSF bonds, as well as moderate positions in Greek and international corporate bonds.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and HTCS (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as for the hedging of equity risk arising from the Group’s cash positions and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (“VaR”) of its trading and HTCS portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank, the anticipated profitability (P&L budgeting) of the Global Markets Division, within Treasury and the level of NBG’s own funds (capital budgeting), in the context of the Group strategy; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s trading and HTCS portfolios. Moreover, the same set of limits are used to monitor and manage risk levels on the Trading Book, on an overall basis and per risk type, since this is the aggregation level relevant for the calculation of the own funds requirements for Market Risk, under the Internal Model Approach (IMA).

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts back-testing on a daily basis. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model. Any excess of the hypothetical / actual losses over the VaR estimate is reported to the authorities within five business days.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the trading and HTCS portfolios, based on specific scenarios, depending on the risk factor category (interest rates, stock index prices, exchange rates).

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management has the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed about current liquidity risk exposures, on a daily basis, ensuring that the Group’s liquidity risk profile stays within the approved levels.

In addition, top management receives a liquidity report, on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is monitored. This ratio stood at 72.8% and 73.5% as of 30 June 2018, on a domestic (Greece) and on a Group level, respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity buffer, the rest of the Group’s subsidiaries maintain a liquidity buffer well above 10% of their total deposits, which ensures their funding self-sufficiency in case of a local crisis.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations (“MROs”) and the Targeted Longer-term Refinancing Operations (“TLTROs”) with ECB and repurchase agreements (“repos”) with major foreign Financial Institutions (“FIs”). ECB funding and repos with FIs are collateralized mainly by high quality liquid assets, such as EFSF bonds, EU sovereign bonds, Greek government bonds and T-Bills, as well as by other assets, such as highly rated corporate loans and covered bonds issued by the Bank.

The Bank’s liquidity profile was further improved during the first half of 2018. The customer deposits increased by €0.9 billion and stood at €39.8 billion as of 30 June 2018. Moreover, the exposure to Eurosystem funding remained stable and stood at the historically low level of €2.75 billion, comprised exclusively of TLTROs. Furthermore, the Bank completed the exchange of EFSF bonds in the context of the short-term debt relief measures for Greece, by selling a remaining position in the amount of c. €1 billion, in January 2018. Additionally, the liquidity position was further enhanced through the deleveraging of loans portfolio in the amount of c. €0.5 billion. Finally, secured funding through repos with FIs moderately increased by €0.1 billion and stood at €3.5 billion.

Furthermore, the LCR was significantly improved and stood at 78% and 86% at Bank and Group level respectively. In addition, the Bank remained out of the ELA mechanism, retaining eligible collateral to draw liquidity from other sources (“Distance to ELA”) in the amount of €4 billion. Overall the Bank’s liquidity buffer increased by €2.1 billion and stood at €13.8 billion as of 30 June 2018, of which €4.2 billion was either in the form of Cash or deposited in Nostro accounts and in NBG’s current account with the Bank of Greece as excess reserves, while €0.4 billion was collateral eligible for funding with the ECB, €0.1 billion was collateral that could be used for secured funding with FIs and the remaining €9.1 billion was collateral that could be posted in order to draw liquidity from ELA. Finally, the Bank’s funding cost slightly decreased and stood at 0.48%.

Counterparty Risk

Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions and it arises from the obligor’s failure to meet her contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The Group Market and Operational Risk Management Division (“GMORMD”) is responsible for setting these limits and monitoring the respective exposures.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk applies across all of the Group’s subsidiaries.

The estimation of the exposure to each counterparty depends on the type of the financial product. In the case of money market placements, exposure is equal to the face amount of the transaction. In over the counter transactions, exposure is calculated based on Credit Equivalent Factors, according to the type of the transaction, its maturity, netting and collateralization.

The Group seeks to reduce counterparty risk by standardizing its transactions with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral, thus minimizing counterparty risk.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group was supported by Algorithmics (currently IBM) OpVar system, whereas in 2018 NBG migrated to a new more advanced software (OpenPages, also developed by IBM). The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self-Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Risk related to the recognition of the main part of deferred tax assets as regulatory capital or as an asset

The Group currently includes deferred tax assets (“DTAs”) in calculating the Group’s capital and capital adequacy ratios. As at 30 June 2018, the Group’s DTAs, excluding the amount of the DTA that was classified as non-current assets held for sale, were €4.9 billion (31 December 2017: €4.9 billion).

The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank’s statement of financial position, and therefore reduce the value of the DTAs as included in the Group’ s regulatory capital.

EU Regulation 575/2013 provides that DTAs recognized for IFRS purposes that rely on future profitability and arise from temporary differences of a credit institution and exceed certain thresholds must be deducted from its CET1 capital. This deduction is implemented gradually until 2019.

The deduction would have a significant impact on Greek credit institutions, including the Bank. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert DTAs arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on 29 March 2017. The same Greek Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared Tax Credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

Furthermore, Greek Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

As at 30 June 2018, Group’s eligible DTAs amounted to €4.7 billion (31 December 2017: €4.7 billion). The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights to the Greek State for an amount of 100% of the Tax Credit in favour of the Greek State that was not offset against income taxes payable and will create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

On 7 November 2014, the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. An exit by the Bank from the provisions of the DTC Law requires regulatory approval and a General Shareholders meeting resolution.

If the regulations governing the use of DTCs as part of the Group’s regulatory capital change, this may affect the Group’s capital base and consequently its capital ratios. As at 30 June 2018, 79.8% of the Group’s CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not rule the treatment of the DTCs under Greek law illegal and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group’s ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group’s operating results and financial condition and prospects.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the six-month period ended 30 June 2018. Management’s total compensation, receivables and payables must be also disclosed separately. For further details, see Note 15. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Securities S.A.	—	44	1	—	35
NBG Asset Management Mutual Funds S.A.	1	18	2	—	—
Ethniki Leasing S.A.	651	3	8	1	342
NBG Property Services S.A.	—	1	—	—	—
Pronomiouhos S.A. Genikon Apothikon Hellados	1	21	—	1	—
NBG Greek Fund Ltd	—	6	—	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	50	—	2	—	—
National Bank of Greece (Cyprus) Ltd	12	55	1	—	13
NBG Management Services Ltd	12	—	2	—	—
Stopanska Banka A.D.-Skopje	9	—	1	—	—
NBG International Ltd	—	14	—	—	—
NBG Finance Plc	—	55	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	19	—	—	—
Banca Romaneasca S.A.	456	78	1	1	394
Ethniki Hellenic General Insurance S.A.(Group)	48	348	9	4	3
Grand Hotel Summer Palace S.A.	—	2	—	—	—
KADMOS S.A.	—	—	—	—	—
DIONYSOS S.A.	—	—	—	—	—
EKTENEPOL Construction Company S.A.	—	—	—	—	—
Mortgage, Touristic PROTYPOS S.A.	—	—	—	—	—
Hellenic Touristic Constructions S.A.	—	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3	—	—	—	—
NBG International Holdings B.V.	—	1	—	—	—
NBG Leasing IFN S.A.	5	—	—	—	17
NBG Finance (Dollar) Plc	—	282	—	—	—
NBG Finance (Sterling) Plc	—	115	—	—	—
NBG Bank Malta Ltd	88	127	1	1	63
Ethniki Factors S.A.	294	11	4	—	485
NBG Pangaea REIC	—	8	—	34	1,395
Banka NBG Albania Sh.a.	—	2	—	—	—
ARC Management One SRL (Special Purpose Entity)	—	—	—	—	—
ARC Management Two EAD (Special Purpose Entity)	—	—	—	—	—
Probank M.F.M.C.	—	—	—	—	—
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	50	7	1	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Bankteco EOOD	—	—	—	—	—
Total	1,680	1,231	33	42	2,747

Athens, 31 August 2018

THE CHIEF EXECUTIVE OFFICER

PAUL K. MYLONAS

Appendix for alternative performance measures

The definitions of NBG’s Group selected figures (ratios/measures) are presented in the table below:

Common Equity Tier 1 (“CET1”) ratio	CET1 capital as defined by Regulation No 575/2013, with the application of the regulatory transitional arrangements for IFRS 9 impact over RWAs.
CET1 ratio on a CRD IV fully loaded basis	CET1 capital as defined by Regulation No 575/2013, without the application of the regulatory transitional arrangements for IFRS 9 impact over RWAs.
Core Income	Net Interest Income (“NII”) + Net fee and commission income.
Core Pre-Provision Income (“core PPI”)	Core Income less operating expenses.
Cost of Risk / Provisioning Rate	Credit provisions of the period annualized over average net loans
Cost-to-Core Income ratio	Operating expenses over Core Income.
Group deposits	Refers to Due to customers.
Interest earning assets

Interest earning assets include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding equity securities and mutual funds units).

Funding cost	The weighted average cost of deposits, ECB refinancing, repo transactions, ELA funding, covered bonds and securitization transactions.
Loans-to-Deposits Ratio	Net loans and advances to customers over due to customers, at period end.
Liquidity Coverage Ratio (“LCR”)

The LCR refers to the liquidity buffer of High Quality Liquid Assets (“HQLAs”) that a Financial Institution holds, in order to withstand net liquidity outflows over a 30 calendar-day stressed period as per Regulation (EU) 2015/61.

Net Interest Margin	Net interest income over average interest earning assets.
Non-Performing Exposures (“NPE”)

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria:

a)             Material exposures which are more than 90 days past due.

b)             The debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due.

NPE ratio	NPEs divided by loans before allowance for impairment at the end of the period.
NPE Coverage Ratio	Allowance for impairment for loans and advances to customers divided by NPE, excluding loans mandatorily classified as FVTPL, at period end.
NPE formation	Net increase / (decrease) of NPEs, before write-offs.
Non-Performing Loans (“NPLs”)	Loans and advances to customers that are in arrears for 90 days or more.
Operating Expenses	Personnel expenses + General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets.
Risk Weighted Assets (“RWAs”)	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013.
90 Days Past Due Formation	Net increase / (decrease) of loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings.
90 Days Past Due Coverage Ratio	Allowance for impairment for loans and advances to customers divided by loans and advances to customers more than 90dpd, excluding loans mandatorily classified as FVTPL, at the end of the period.
90 Days Past Due Ratio/NPL ratio	Loans more than 90 days past due divided by loans before allowance for impairment at the end of the period.

The Directors’ report contains financial information and measures as derived from the Groups and the Bank’s financial statements for the period ended 30 June 2018 and for the year ended 31 December 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as endorsed by the EU. Additionally, it contains financial data which is compiled as a normal part of our financial reporting and management information systems. For instance, financial items are categorized as foreign or domestic on the basis of the jurisdiction of organization of the individual Group entity whose separate financial statements record such items.

Moreover, it contains references to certain measures which are not defined under IFRS, including “pre-provision income” (“PPI”), “net interest margin” and others, as defined above. These measures are non-IFRS financial measures. A non-IFRS financial measure is a measure that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Group believes that the non-IFRS financial measures it presents allow a more meaningful analysis of the Group’s financial condition and results of operations. However, the non-IFRS financial measures presented are not a substitute for IFRS measures.

(Translation from the original text in Greek)

Independent Auditor’s Report

Report on Review of six-month financial report

To the Board of Directors of National Bank of Greece S.A.

Introduction

We have reviewed the accompanying interim condensed company and consolidated statement of financial position of the Bank and the Group of National Bank of Greece S.A., as of 30 June 2018 and the related condensed company and consolidated statements of income, comprehensive income, changes in equity and cash flow statements for the six-month period then ended, with the selected explanatory notes that comprise the interim condensed financial information and the other data of the six-month financial report. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards as they have been adopted by the European Union and applied to interim financial reporting (International Accounting Standard “IAS 34”) and of the other data of the six-month financial report. Our responsibility is to express a conclusion on this six-month financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, as they have been transposed into Greek Law and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed financial information and the other data of the six-month financial report are not prepared, in all material respects, in accordance with IAS 34 and with article 5 of Law 3556/2007, respectively.

Athens, 31 August 2018
The Certified Auditor

PricewaterhouseCoopers S.A.	Marios Psaltis
268 Kifissias Avenue, Halandri 152 32	SOEL Reg. No. 38081
SOEL Reg. No. 113

PricewaterhouseCoopers SA, 268 Kifissias Avenue, 15232 Halandri, Greece

T: +30 210 6874400, F: +30 210 6874444, www.pwc.gr

260 Kifissias Avenue & Kodrou Str., 15232 Halandri, T: +30 210 6874400, F:+30 210 6874444

17 Ethnikis Antistassis Str., 55134 Thessaloniki, T: +30 2310 488880, F: +30 2310 459487

Statement of Financial Position

as at 30 June 2018

		Group		Bank
€ million	Note	30.06.2018	31.12.2017	30.06.2018	31.12.2017
ASSETS
Cash and balances with central banks		4,391	1,778	4,116	1,491
Due from banks		1,972	1,736	1,899	1,723
Financial assets at fair value through profit or loss		4,708	1,793	4,689	1,773
Derivative financial instruments		3,809	3,681	3,809	3,673
Loans and advances to customers	8	30,298	37,941	28,876	36,248
Investment securities		3,360	3,780	2,983	3,452
Investment property		932	874	6	6
Investments in subsidiaries		—	—	1,449	1,443
Equity method investments		8	8	7	7
Goodwill, software and other intangible assets		136	132	129	125
Property and equipment		1,061	1,086	252	248
Deferred tax assets		4,922	4,916	4,906	4,906
Current income tax advance		396	421	387	410
Other assets		1,822	1,612	1,687	1,459
Non-current assets held for sale	9	5,039	5,010	1,521	1,461
Total assets		62,854	64,768	56,716	58,425

LIABILITIES
Due to banks	10	7,554	7,341	7,894	7,673
Derivative financial instruments		2,185	3,798	2,184	3,798
Due to customers	11	41,228	40,265	39,755	38,849
Debt securities in issue		1,045	1,026	748	742
Other borrowed funds		183	171	—	—
Deferred tax liabilities		8	6	—	—
Retirement benefit obligations		250	254	247	251
Current income tax liabilities		11	10	—	—
Other liabilities		1,122	995	1,233	898
Liabilities associated with non-current assets held for sale	9	3,517	3,523	—	—
Total liabilities		57,103	57,389	52,061	52,211

SHAREHOLDERS’ EQUITY
Share capital	13	2,744	2,744	2,744	2,744
Share premium account	13	13,866	13,866	13,863	13,863
Less: treasury shares	13	(1)	—	—	—
Reserves and retained earnings		(11,504)	(9,912)	(11,952)	(10,393)
Amounts recognised directly in equity relating to non-current assets held for sale		(17)	(2)	—	—
Equity attributable to NBG shareholders		5,088	6,696	4,655	6,214

Non-controlling interests		663	683	—	—
Total equity		5,751	7,379	4,655	6,214

Total equity and liabilities		62,854	64,768	56,716	58,425

Athens, 31 August 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 34 to 71 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2018

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2018	30.06.2017	30.06.2018	30.06.2017

Continuing Operations
Interest and similar income		687	941	634	884
Interest expense and similar charges		(123)	(131)	(108)	(117)
Net interest income		564	810	526	767

Fee and commission income		163	148	140	124
Fee and commission expense		(41)	(30)	(38)	(28)
Net fee and commission income		122	118	102	96

Net trading income / (loss) and results from investment securities		28	(39)	25	(58)
Net other income / (expense)		(19)	(34)	(1)	(2)
Total income		695	855	652	803

Personnel expenses		(290)	(284)	(267)	(260)
General, administrative and other operating expenses		(133)	(126)	(142)	(137)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(45)	(47)	(33)	(35)
Credit provisions and other impairment charges	4	(168)	(441)	(158)	(524)
Restructuring costs	4	(40)	—	(40)	—
Share of profit / (loss) of equity method investments		—	1	—	—
Profit / (loss) before tax		19	(42)	12	(153)

Tax benefit / (expense)	5	(18)	(17)	(1)	(3)
Profit / (loss) for the period from continuing operations		1	(59)	11	(156)

Discontinued Operations
Profit / (loss) for the period from discontinued operations	9	38	(68)	(4)	291

Profit / (loss) for the period		39	(127)	7	135

Attributable to:
Non-controlling interests		20	16	—	—
NBG equity shareholders		19	(143)	7	135

Earnings / (losses) per share - Basic and diluted from continuing operations	6	€(0.00)	€(0.01)	€0.00	€(0.02)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	6	€0.00	€(0.02)	€0.00	€0.01

Athens, 31 August 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 34 to 71 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2018

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2018	30.06.2017	30.06.2018	30.06.2017

Profit / (loss) for the period		39	(127)	7	135

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		—	23	—	48
Investments in debt instruments measured at fair value through other comprehensive income (“FVTOCI”), net of tax		(79)	—	(58)	—
Currency translation differences, net of tax		(7)	(27)	(1)	(5)
Cash flow hedge, net of tax		—	—	1	1
Net investment hedge, net of tax		1	2	—	—
Total of items that may be reclassified subsequently to profit or loss		(85)	(2)	(58)	44

Items that will not be reclassified subsequently to profit or loss:
Investments in equity instruments measured at FVTOCI, net of tax		(2)	—	(5)	—
Other comprehensive income / (expense) for the period, net of tax	14	(87)	(2)	(63)	44

Total comprehensive income / (expense) for the period		(48)	(129)	(56)	179

Attributable to:
Non-controlling interests		20	16	—	—
NBG equity shareholders		(68)	(145)	(56)	179

Athens, 31 August 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 34 to 71 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2018

	Group
	3 month period ended
€ million	30.06.2018	30.06.2017

Interest and similar income	338	466
Interest expense and similar charges	(63)	(64)
Net interest income	275	402

Fee and commission income	84	74
Fee and commission expense	(24)	(16)
Net fee and commission income	60	58

Net trading income / (loss) and results from investment securities	(8)	(49)
Net other income / (expense)	(8)	(21)
Total income	319	390

Personnel expenses	(145)	(142)
General, administrative and other operating expenses	(69)	(63)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(23)	(24)
Credit provisions and other impairment charges	(49)	(201)
Restructuring costs	(40)	—
Share of profit / (loss) of equity method investments	—	1
Profit / (loss) before tax	(7)	(39)

Tax benefit / (expense)	(12)	(11)
Profit / (loss) for the period from continuing operations	(19)	(50)

Discontinued operations
Profit / (loss) for the period from discontinued operations	14	(99)
Profit / (loss) for the period	(5)	(149)

Attributable to:
Non-controlling interests	10	7
NBG equity shareholders	(15)	(156)

Earnings / (losses) per share - Basic and diluted from continuing operations	€(0.00)	€(0.01)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	€(0.00)	€(0.02)

Athens, 31 August 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 34 to 71 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2018

		Group
		3 month period ended
€ million	Note	30.06.2018	30.06.2017

Profit/(loss) for the period		(5)	(149)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		—	22
Investments in debt instruments measured at fair value through other comprehensive income (“FVTOCI”), net of tax		(59)	—
Currency translation differences, net of tax		—	(19)
Cash flow hedge, net of tax		1	—
Net investment hedge, net of tax		1	1
Total of items that may be reclassified subsequent to profit or loss		(57)	4

Items that will not be reclassified subsequently to profit or loss:
Investments in equity instruments measured at FVTOCI, net of tax		(4)	—

Other comprehensive income/(expense) for the period, net of tax		(61)	4

Total comprehensive income/(expense) for the period		(66)	(145)

Attributable to:
Non-controlling interests		10	7
NBG equity shareholders		(76)	(152)

Athens, 31 August 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 34 to 71 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 June 2018

	Attributable to equity holders of the parent company
€ million	Share capital	Share premium	Treasury shares	Securities at FVTOCI reserve	Currency translation reserve	Net investment hedge reserve	Cash flow hedge reserve	Defined benefit plans reserve	Other reserves & Retained earnings	Total	Non- controlling Interests	Total
	Ordinary shares	Ordinary shares
Balance at 1 January 2017	2,744	13,866	(1)	52	(123)	(119)	—	(163)	(9,349)	6,907	680	7,587
Other Comprehensive Income/ (expense) for the period	—	—	—	23	(26)	2	—	2	(3)	(2)	—	(2)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	(143)	(143)	16	(127)
Total Comprehensive Income / (expense) for the period	—	—	—	23	(26)	2	—	2	(146)	(145)	16	(129)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	(36)	(36)
Balance at 30 June 2017	2,744	13,866	(1)	75	(149)	(117)	—	(161)	(9,495)	6,762	660	7,422
Movements to 31 December 2017	—	—	1	85	162	(2)	—	(4)	(308)	(66)	23	(43)
Balance at 31 December 2017 and 1 January 2018	2,744	13,866	—	160	13	(119)	—	(165)	(9,803)	6,696	683	7,379
Impact of IFRS 9 adoption	—	—	—	42	—	—	—	—	(1,582)	(1,540)	—	(1,540)
Balance 1 January 2018 adjusted for IFRS 9 impact	2,744	13,866	—	202	13	(119)	—	(165)	(11,385)	5,156	683	5,839
Other Comprehensive Income/ (expense) for the period	—	—	—	(81)	(7)	1	—	—	—	(87)	—	(87)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	19	19	20	39
Total Comprehensive Income / (expense) for the period	—	—	—	(81)	(7)	1	—	—	19	(68)	20	(48)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	1	1	—	1
Dividend distribution	—	—	—	—	—	—	—	—	—	—	(40)	(40)
(Purchases)/ disposals of treasury shares	—	—	(1)	—	—	—	—	—	—	(1)	—	(1)
Balance at 30 June 2018	2,744	13,866	(1)	121	6	(118)	—	(165)	(11,365)	5,088	663	5,751

The notes on pages 34 to 71 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 June 2018

€ million	Share capital	Share premium	Securities at FVTOCI reserve	Currency translation reserve	Cash flow hedge reserve	Defined benefit plans reserve	Other reserves & retained earnings	Total
	Ordinary shares	Ordinary shares
Balance at 1 January 2017	2,744	13,863	(24)	(51)	—	(157)	(10,278)	6,097
Other Comprehensive Income/ (expense) for the period	—	—	48	(5)	1	—	1	45
Profit for the period	—	—	—	—	—	—	135	135
Total Comprehensive Income / (expense) for the period	—	—	48	(5)	1	—	136	180
Balance at 30 June 2017	2,744	13,863	24	(56)	1	(157)	(10,142)	6,277
Movements to 31 December 2017	—	—	68	—	(1)	(4)	(126)	(63)
Balance at 31 December 2017 and 1 January 2018	2,744	13,863	92	(56)	—	(161)	(10,268)	6,214
Impact of IFRS 9 adoption	—	—	42	—	—	—	(1,545)	(1,503)
Balance 1 January 2018 adjusted for IFRS 9 impact	2,744	13,863	134	(56)	—	(161)	(11,813)	4,711
Other Comprehensive Income/ (expense) for the period	—	—	(63)	(1)	1	—	—	(63)
Profit / (loss) for the period	—	—	—	—	—	—	7	7
Total Comprehensive Income / (expense) for the period	—	—	(63)	(1)	1	—	7	(56)
Balance at 30 June 2018	2,744	13,863	71	(57)	1	(161)	(11,806)	4,655

The notes on pages 34 to 71 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2018

	Group		Bank
	6-month period ended		6-month period ended
€ million	30.06.2018	30.06.2017	30.06.2018	30.06.2017
Cash flows from operating activities
Profit / (loss) before tax	56	(94)	9	138
Adjustments for:
Non-cash items included in income statement and other adjustments:	242	644	148	228

Depreciation and amortisation on property & equipment, intangibles and investment property	45	54	33	35
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(5)	(17)	(4)	(15)
Credit provisions and other impairment charges	218	619	199	525
Provision for employee benefits	6	7	5	5
Share of (profit) / loss of equity method investments	—	(3)	—	—
Result from fair value hedges	—	14	—	14
Dividend income from investment securities	(2)	(2)	(57)	(112)
Net (gain) / loss on disposal of property & equipment and investment property	1	(2)	1	(2)
Net (gain) / loss on disposal of investment securities	(33)	(9)	(31)	1
Net (gain) / loss on disposal of subsidiaries	—	(40)	—	(241)
Accrued interest from financing activities and results from repurchase of debt securities in issue	3	2	1	(1)
Valuation adjustment on instruments designated at fair value through profit or loss	1	6	1	6
Other non-cash operating items	8	15	—	13

Net (increase) / decrease in operating assets:	1,140	1,147	1,187	1,381
Mandatory reserve deposits with Central Bank	362	325	291	(47)
Due from banks	216	(516)	328	115
Financial assets at fair value through profit or loss	464	(66)	460	(44)
Derivative financial instruments assets	(127)	806	(136)	801
Loans and advances to customers	589	593	640	596
Other assets	(364)	5	(396)	(40)

Net increase / (decrease) in operating liabilities:	1,412	(5,200)	1,385	(5,271)
Due to banks	209	(4,156)	221	(4,266)
Due to customers	951	(509)	905	(605)
Derivative financial instruments liabilities	232	(801)	233	(800)
Retirement benefit obligations	64	(10)	(4)	(8)
Insurance related reserves and liabilities	(53)	21	—	—
Income taxes paid	(13)	12	1	29
Other liabilities	22	243	29	379
Net cash from / (for) operating activities	2,850	(3,503)	2,729	(3,524)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(8)	—	—	—
Participation in share capital increase/(decrease) of subsidiaries	—	—	(96)	—
Disposals of subsidiaries, net of cash disposed	—	476	—	599
Disposal of equity method investments	—	9	—	—
Dividends received from investment securities & equity method investments	2	2	43	60
Purchase of property & equipment, intangible assets and investment property	(70)	(139)	(42)	(32)
Proceeds from disposal of property & equipment and investment property	1	8	1	6
Purchase of investment securities	(2,699)	(2,392)	(1,031)	(638)
Proceeds from redemption and sale of investment securities	3,090	5,460	1,616	3,689
Net cash (used in) / provided by investing activities	316	3,424	491	3,684

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	85	245	11	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(60)	(394)	(7)	(183)
Proceeds from disposal of treasury shares	14	12	—	—
Repurchase of treasury shares	(15)	(12)	—	—
Dividends paid to non-controlling interests	(40)	(36)	—	—
Net cash from/ (for) financing activities	(16)	(185)	4	(183)
Effect of foreign exchange rate changes on cash and cash equivalents	1	(5)	2	(9)
Net increase / (decrease) in cash and cash equivalents	3,151	(269)	3,226	(32)
Cash and cash equivalents at beginning of period	2,516	2,218	1,818	1,489
Cash and cash equivalents at end of period	5,667	1,949	5,044	1,457

The notes on pages 34 to 71 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                                  General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 178 years of operation, the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”), which includes Romania and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors

Costas P. Michaelides

The Chief Executive Officer

Paul K. Mylonas (1)

Executive Members

Dimitrios G. Dimopoulos

Panos A. Dasmanoglou (2)

Non-Executive Members

Yiannis Zographakis(3)

Independent Non-Executive Members (4), (5), (6)

Haris A. Makkas

Eva Cederbalk

Claude Edgar L.G.Piret

Andrew McIntyre(7)

John McCormick(8)

Hellenic Financial Stability Fund representative

Periklis Drougkas (9)

(1) On 18 July 2018, Paul K. Mylonas was elected as Chief Executive Officer of the Board of Directors.

(2) On 26 July 2018, Panos Dasmanoglou was elected as executive member of the Board of Directors.

(3) On 26 July 2018, Yiannis Zographakis was elected as non-executive member of the Board of Directors.

(4) On 28 February 2018, Petros K. Sabatacakis resigned from his position as an independent non executive member of the Board of Directors.

(5) On 31 January 2018, Arthur Michael Royal Aynsley resigned from his position as an independent non executive member of the Board of Directors.

(6) Ms Marianne T. Økland was an independent non executive member of the Board of Directors until 25 July 2018.

(7) On 23 April 2018, Andrew McIntyre was elected as independent non-executive member of the Board of Directors.

(8) On 26 July 2018, John McCormick was elected as independent non-executive member of the Board of Directors.

(9) On 26 July 2018, Periklis Drougkas was appointed as HFSF Representative in accordance with Law 3864/2010, as in force, in replacement of Christoforos E. Koufalias.

All Directors were elected by the Bank’s General Meeting of Shareholders on 26 July 2018 for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2021.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 31 August 2018.

Notes to the Financial Statements

Group and Bank

NOTE 2:                                  Summary of significant accounting policies

2.1                                        Basis of preparation

The condensed interim consolidated financial statements as at and for the 6 month period ended 30 June 2018 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim period, except for the adoption of new and amended standards as set out below.

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation. Where necessary, comparative figures have been adjusted to conform to changes in current period’s presentation.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, fair value through other comprehensive income financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                                        Going concern

Liquidity

As at 30 June 2018, the funding from European Central Bank (“ECB”) amounted to €2.75 billion, and remained unchanged related to 31 December 2017. Furthermore, as of 30 June 2018 the Bank had entered into secure interbank transactions with foreign financial institutions of €3.5 billion, while the Bank’s ELA liquidity buffer stood at €9.1 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2018, by applying the IFRS 9 regulatory transitional arrangements was 16.2%, exceeding the Supervisory Review and Evaluation Process (“SREP”) ratio of 12.875% for 2018 (see Note 16).

Macroeconomic developments

In 2017 Gross Domestic Product (“GDP”), in constant prices, increased by 1.3% y-o-y, mainly, supported by a notable rebound in gross capital formation (14.9% y-o-y in the same period). This favourable momentum continued in the first quarter of 2018, with GDP accelerating to 2.3% y-o-y (0.8% on a seasonally-adjusted quarterly basis), the strongest pace in 10 years. The main drivers of GDP growth in the first quarter of 2018 were a strong increase in exports of goods and services (+7.6% y-o-y in constant price terms), in conjunction with a 2.8% y-o-y reduction in import spending, which cumulatively contributed 3.4 pps to annual GDP growth. Deflation ended in 2017, with the consumer price index increasing by 1.1%, y-o-y, following an annual average decline of 1.2% in 2013-2016. The consumer price index increased slightly by 0.2% y-o-y, in 6M:2018 due to higher energy prices.

Greece’s GDP growth is expected to reach 2.0%, y-o-y, on average, in 2018, according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”). An increasing number of coincident and economic confidence indicators, especially for the business sector, show a significant improvement in H1:2018, suggesting that economic activity is going to gain additional traction in H2:2018. A further strengthening in Greece’s economic performance in 2018 is expected to be buoyed by declining uncertainty and a lowering in Greece’s sovereign risk premia. This decline reflects, inter alia, the creation of a sizable cash buffer by the Greek state — on the basis of higher-than-budgeted primary surplus, new sovereign debt issuance and disbursements of Third Program funding — and the additional lowering in Greece’s public debt servicing costs provided by the Eurogroup of 21 June 2018, which also approved the completion of the Third Program. Nonetheless, the still high responsiveness of Greek financial assets valuations to adverse corporate news and/or the increase in volatility due to political uncertainty in Italy and/or other sources of international financial or macroeconomic turbulence in the first semester of 2018, suggest that the Greek sovereign and corporate risk assessment remains sensitive to downside risks.

On the same note, Greece’s economic performance is expected to be supported during the course of 2018 by an acceleration in public investment activity following the lower-than-initially-planned disbursements in 6M:2018 and the increasing private investment. Tourism sector trends appear very supportive of the economic activity in 5M:2018 with revenue increasing by 23.1% y-o-y — at the strongest pace since 2014 — and arrivals by 16.8% y-o-y. However, the recovery remains susceptible to downside risks related to a slower-than-initially-expected improvement in liquidity conditions and the still vulnerable financial position of a significant number of households and small business units, following the multiyear crisis, which typically respond to the improvement in general macroeconomic conditions with a significant lag. In this vein, the pace of improvement in macroeconomic and financial conditions in the Greek economy remains sensitive to external shocks which affect external demand and the structure of risk premia in the international financial markets. In this regard, increasing risks from deteriorating economic conditions in Turkey and in Italy, tensions in international trade relations — due to increasing

Notes to the Financial Statements

Group and Bank

pressure from the US on several trade partners — and a continuing reversal of the monetary policy cycle in developed economies could weigh on Greece’s economic performance through several channels.

The fiscal overperformance continued in 2017 when Greece exceeded the 1.75% of GDP primary surplus program-target for 2017 by a margin of almost 2.45% of GDP. Nonetheless, maintaining this favourable momentum in fiscal adjustment in the following years remains highly dependent on an increasing revenue performance, which, in turn, could further weigh on private sector’s financial position. Moreover, the achievement of this fiscal target (3.5% of GDP on average, in the period from 2018 to 2022 and 2.2% of GDP, on average, in the period from 2023 to 2060, as agreed with official creditors) is likely to take, again, an additional toll on the pace of improvement of liquidity conditions and private sector’s debt servicing capacity.

The Eurogroup of 21 June 2018 agreed to implement a new set of debt measures for the medium term to ensure that gross financing needs (“GFNs”) remain below 15% of GDP in the medium term and below 20% of GDP in the long term and that gross public debt will remain on a downward path. Greece has also decided to be subject to a post-program monitoring framework (which will be based on an “Enhanced Surveillance Procedure” directed by the European Commission to support the completion, delivery and continuity of reforms Greece has committed to implementing under the Third Program), ensure a smooth transition of the economy to normalcy and maintain a high degree of credibility of economic policy. The implementation of some of the additional debt relief measures is also conditioned on Greece’s progress and evaluation under the Enhanced Surveillance Procedure. Following the prospective implementation of the agreed debt measures the refinancing risk of the Greek State is expected to be very low for the next 10-15 years and GFNs to remain below the agreed sustainability thresholds of 15% and 20% of GDP in the medium and long term, respectively, according to the Debt Sustainability Analysis (“DSA”) of 23 June 2018. Nonetheless, the assumption for a long-term surplus of 2.2% of GDP remains crucial for both long-term GFNs and gross debt dynamics as does the assumption for an average annual growth in real GDP of 1% or higher in 2023-2060, on which the DSA of 23 June 2018 is conditioned. In this regard, Greece’s public debt sustainability is planned to be reviewed at the end of the extended grace period (until 2032) on the €96.9 billion of the EFSF loans that corresponds to the key aspect of the medium-term relief measures permitting Eurogroup to assess whether additional debt measures are needed. On the same note, the DSA conducted by the IMF on 31 July 2018, indicates that debt to GDP ratio will remain on a downward path until 2038, while GFNs as percent of GDP will remain below the threshold of 20% until this year.

The successful accumulation by the Hellenic Republic of a cash buffer which covers over 2 years of funding needs has increased further its financial credibility and was one of the factors that contributed to the rating upgrade of the Hellenic Republic by one notch to “B+” by the S&P on 25 June 2018 and by two notches to “BB-” by Fitch on 10 August 2018, as well as, the preservation of a positive outlook (by S&P and Moody’s) of the prospective  sovereign rating of the Hellenic Republic. However, the capacity of the Hellenic Republic to maintain a continuous access to market financing at competitive costs is an important element of Greece’s economic and financial recovery and will be closely related with the financial conditions of the private sector in the coming years. The terms of this access remain also dependent on international economic conditions and sources of financial risk internationally, as well as, on the prospective path of domestic disposable income and Greek assets valuations.

2018 Stress Test

Between February and April 2018, the ECB conducted a Stress Test Exercise on the four Greek Systemic Banks. The exercise was performed following the same approach of European Banking Authority (“EBA”) exercise in terms of methodology, templates, scenarios and quality assurance of the results. The 2018 Stress Test results were published on 5 May 2018 and ECB has not requested NBG to submit a capital plan.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the NIL ELA funding, the ECB funding solely through TLTRO and the current access to the Eurosystem facilities with significant collateral buffer (b)  the Group’s CET1 ratio of 30 June 2018 which exceeded SREP requirements even after the adoption of IFRS 9, (c) the results of the recent Stress Test exercise, based on which no capital plan was deemed necessary (see Note 16) and (d) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above.

2.3                                        Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2018

New standards

•IFRS 9 “Financial Instruments” On 1 January 2018, the Group adopted IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement and changes the requirements for classification and measurement of financial assets and financial liabilities, impairment of financial assets and hedge accounting.

The Group applied IFRS 9 retrospectively, but elected not to restate prior periods, in accordance with the transitional provisions of IFRS 9. Therefore, the comparative information for 2017 is reported under IAS 39 and is not comparable to the information presented for 2018.

The adoption of IFRS 9 on 1 January 2018, decreased the Group’s shareholders’ equity by approximately €1.5 billion, of which €1.3 billion, due to changes in impairment requirements and €0.2 billion, due to classification and measurement. Further information on the impact of IFRS 9 upon adoption, is included in Note 21. The accounting policies and critical judgments applied by the Group in order to comply with the requirements of IFRS 9, are included in Notes 2.4 and 2.5 respectively.

Notes to the Financial Statements

Group and Bank

•IFRS 7 “Financial Instruments: Disclosures” The Standard was updated in line with IFRS 9, Financial Instruments. The Group adopted the revised standard on 1 January 2018. Given that the first quarter of 2018 includes the date of initial application of IFRS 9, the Group provides in Note 21 the IFRS 9 transition disclosures as set out by IFRS 7 in the first quarter of 2018. A full set of disclosures as required by the revised IFRS 7 will be provided in the Group’s annual financial statements as of and for the year ending 31 December 2018.

•IFRS 15 “Revenue from Contracts with Customers” IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 replaces the revenue recognition guidance included in IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a five-step approach to revenue recognition:

•                  Identify the contract with the customer

•                  Identify the performance obligations in the contracts

•                  Determine the transaction price

•                  Allocate the transaction price to the performance obligations in the contracts

•                  Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. There was no material impact from the adoption of IFRS 15 in the interim financial statements of the Group.

Amendments and interpretations

•IFRS 4 (Amendment) Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts. The amendments introduce two approaches. The amended standard will: a) give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued and b) give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply IAS 39.

The Group has elected to defer the provisions of IFRS 9 for its insurance subsidiary, Ethniki Hellenic General Insurance SA, as allowed by Commission Regulation (EU) 2017/1988 from 1 January 2018 to 1 January 2021, the adoption date of IFRS 17 Insurance Contracts. As of 1 January 2018, Ethniki Hellenic General Insurance SA was classified as a discontinued operation and shall continue applying the requirements of IAS 39 after 1 January 2018.

•IFRS 15 (Amendment) Clarifications to IFRS 15 Revenue from Contracts with Customers. The amendment clarifies three aspects of the standard (identifying performance obligations, principal versus agent considerations, and licensing) and provides some transition relief for modified contracts and completed contracts. The amendment did not have a material impact on the Group’s consolidated financial statements.

•IFRS 2 (Amendment) Classification and Measurement of Share-based Payment Transactions. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendment did not have an impact on the Group’s consolidated financial statements.

•IFRIC 22 Foreign Currency Transactions and Advance Consideration. The interpretation provides guidance on how to determine the date of the transaction when applying the standard on foreign currency transactions, IAS 21. The interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The interpretation did not have a material impact on the Group’s consolidated financial statements.

• IAS 40 (Amendment) Transfers to Investment Property. The amendments clarified that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition and the change must be supported by evidence. The amendment did not have an impact on the Group’s consolidated financial statements.

• Annual Improvements to IFRS Standards 2014—2016 Cycle. The amendments applicable to the Group relate solely to IAS 28 and clarify that when venture capital organisations, mutual funds, unit trusts and similar entities use the election to measure their investments in associates or joint ventures at fair value through profit or loss, this election should be made separately for each associate or joint venture at initial recognition. The amendment did not have an impact on the Group’s consolidated financial statements.

•Amendments to IAS 1, Presentation of Financial Statements. In line with amendments to IAS 1, the Group presents interest income and interest expense, calculated using the effective interest method, on financial instruments measured at amortised cost and financial assets measured at fair value through other comprehensive income separately from interest income and expense on financial instruments measured at fair value through profit or loss, in the notes. The amendment did not have a material impact on the Group’s consolidated financial statements.

Notes to the Financial Statements

Group and Bank

New standards, amendments and interpretations to existing standards effective after 2018

New standards effective after 2018

•IFRS 16 Leases (effective for annual periods beginning on or after 1 January 2019). IFRS 16 has been issued in January 2016 and supersedes IAS 17. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessees recognise a right of use asset and a corresponding financial liability on the balance sheet. The asset is amortised over the length of the lease, and the financial liability is measured at amortised cost. Lessor accounting remains substantially the same as under IAS 17. The Group is currently assessing the impact of IFRS 16.  Existing operating lease commitments are set out in Note 12.

•IFRS 17 Insurance Contracts (effective for annual periods beginning on or after 1 January 2021, as issued by the IASB). IFRS 17 has been issued in May 2017 and supersedes IFRS 4. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard and its objective is to ensure that an entity provides relevant information that faithfully represents those contracts. The new standard solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for using current values instead of historical cost. The standard has not yet been endorsed by the EU. As of 30 June 2018, the Group’s insurance subsidiary, Ethniki Hellenic General Insurance SA is classified as a discontinued operation, therefore, IFRS 17 is not expected to have a material impact on the Group’s consolidated financial statements.

Amendments to standards and interpretations effective after 2018

The Group has not early adopted the following amendments and interpretations, however they are not expected to have a material impact on the Group’s consolidated and separate financial statements.

• IFRIC 23 Uncertainty over Income Tax Treatments (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The interpretation explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. IFRIC 23 applies to all aspects of income tax accounting where there is such uncertainty, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. The interpretation has not yet been endorsed by the EU.

• IAS 19 (Amendment) Plan Amendment, Curtailment or Settlement (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The amendments specify how companies determine pension expenses when changes to a defined benefit pension plan occur. The amendments have not yet been endorsed by the EU.

• Annual Improvements to IFRS Standards 2015—2017 Cycle (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB).The amendments, which have not yet been endorsed by the EU, impact the following standards:

IFRS 3 - amended to clarify that a company remeasures its previously held interest in a joint operation when it obtains control of the business.

IFRS 11 - amended to clarify that a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business

IAS 12 - clarified to state that a company accounts for all income tax consequences of dividend payments in the same way

IAS 23 - clarified to provide that a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

•IFRS 9 (Amendment) Prepayment Features with Negative Compensation (effective for annual periods beginning on or after 1 January 2019). The amendments allow companies to measure particular prepayable financial assets with so-called negative compensation at amortised cost or at fair value through other comprehensive income if a specified condition is met—instead of at fair value through profit or loss.

•IAS 28 (Amendment) Long-Term Interests in Associates and Joint Ventures (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The amendments clarify that companies account for long-term interests in an associate or joint venture—to which the equity method is not applied—using IFRS 9. The amendments have not yet been endorsed by the EU.

Conceptual Framework

In March 2018, the IASB issued a revised version of its Conceptual Framework for Financial Reporting (the “Framework”), which becomes effective in annual periods beginning on 1 January 2020. The Framework sets out the fundamental concepts of financial reporting that guide the IASB in developing IFRS Standards. The Framework underpins existing IFRS Standards but does not override them. Preparers of financial statements use the Framework as a point of reference to develop accounting policies in rare instances where a particular business transaction is not covered by existing IFRS Standards. The IASB and the IFRS Interpretations Committee will begin to use the new Framework immediately in developing new, or amending existing, financial reporting standards and interpretations. The Group is currently assessing the effect of the amended Framework on its accounting policies.

Notes to the Financial Statements

Group and Bank

2.4                                        Update to significant accounting policies disclosed in the annual Financial Statements of the Group related to IFRS 9

The adoption of IFRS 9 Financial Instruments resulted in changes to the Group’s accounting policies related to financial instruments applicable from 1 January 2018. The accounting policies set out below replace items 7, 9, 10, 13, 14 and 15 in Note 2 to the annual financial statements of the Group and the Bank for the year ended 31 December 2017. As permitted by the transition provisions of IFRS 9, the Group elected not to restate comparative period information, and the accounting policies as set out in Note 2 of the Group’s consolidated and separate financial statements for the year ended December 31, 2017 apply to comparative periods.

2.4.1                              Classification of financial assets

The Group uses the following measurement categories for financial assets:

•                  Debt instruments at amortised cost.

•                  Debt instruments at fair value through other comprehensive income (“FVTOCI”) with cumulative gains and losses reclassified to profit and loss on derecognition.

•                  Equity instruments designated as measured at FVTOCI with gains and losses remaining in other comprehensive income (“OCI”) without recycling to profit or loss on derecognition.

•                  Debt instruments, derivatives, equity instruments and mutual funds at fair value through the profit and loss (“FVTPL”).

Except for debt instruments that are designated at initial recognition as at FVTPL, such assets are classified at amortised cost or FVTOCI on the basis of:

a)             the Group’s business model for managing the financial asset and

b)             the contractual cash flow characteristics of the financial asset.

IFRS 9 precludes the separation of any embedded derivatives from a hybrid contract when the host contract is a financial asset within its scope. Instead, the entire hybrid financial asset is classified into one of the categories listed above.

2.4.1.1 Business model assessment

The business models reflect how the Group manages its debt financial assets in order to generate cash flows. This assessment is performed on the basis of scenarios that the Group reasonably expects to occur. The assessment is based on all relevant and objective information that is available at the time of the business model assessment. The Group has identified the following business models for debt financial assets:

•                  Held to collect contractual cash flows: The Group’s objective is to hold the financial assets and collect the contractual cash flows. All the assets in this business model give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Debt instruments classified in this business model are measured at amortised cost. Loans within this category may be sold to manage the concentration of the Group’s credit risk to a particular obligor, country or industrial sector, without an increase in the asset’s credit risk. Such sales are consistent with the business model’s objective if they are infrequent (even if significant in value) or insignificant in value both individually and in the aggregate (even if frequent).

•                  Held to collect contractual cash flows and sell: The objective of this business model is to meet everyday liquidity needs and such objective is achieved by both collecting contractual cash flows and selling debt instruments. Assets within this business model are not sold with the intention of short-term profit taking, however frequent sales may occur and such sales may be significant in value. All the assets in this business model give rise to cash flows that are SPPI. The debt instruments in this business model are accounted for at FVTOCI.

•                  Held for trading: Under this business model, the Group actively manages the instruments in order to realise fair value gains arising from changes in credit spreads and yield curves. The assets in this business model are accounted for at FVTPL.

•                  Held and managed on a fair value basis: Refers to assets that are managed by the Group on a fair value basis without the intent to sell them in the near future. The assets in this business model are accounted for at FVTPL.

2.4.1.2 Contractual cash flow characteristics

The Group assesses the characteristics of its financial assets’ contractual cash flows at initial recognition in order to determine whether they are SPPI. This is referred to as the “SPPI test”. Interest amount within a basic lending arrangement, is typically the consideration for the time value of money and the credit risk. Interest may also include consideration for other basic lending risks such as liquidity and costs (e.g. administration associated with holding the financial asset for a particular period of time), as well as a profit margin. Interest may also be negative if the Group decides to effectively pay a fee for the safekeeping of its money for a particular period of time. The Group considers that an originated or a purchased financial asset can be a basic lending arrangement irrespective of whether it is a loan in its legal form and irrespective if it was purchased at a deep discount.

2.4.1.3 Non-recourse loans

When a financial instrument’s contractual cash flows are specifically derived from specified assets of the borrower, the Group assesses whether the cash flows arising from the debt instrument are SPPI. In order to conclude whether the loan represents a basic lending

Notes to the Financial Statements

Group and Bank

agreement and its return does not vary based on the performance of the underlying asset or project, the Group assesses whether there is an adequate buffer to absorb credit losses.

2.4.1.4 Equity instruments designated at FVTOCI

The Group may acquire an investment in an equity instrument that is not held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. At initial recognition, the Group may make an irrevocable election to present in OCI subsequent changes to the fair value of the investment, except for equity securities that give an investor significant influence over an investee, which are accounted for in accordance with IAS 28 Investments in Associates and Joint Ventures.

The election to designate an investment in an equity instrument at FVTOCI is made on an instrument-by-instrument basis. Investments in mutual funds cannot be designated at FVTOCI, as they do not meet the definition of an equity instrument under IAS 32, hence are mandatorily measured at FVTPL.

2.4.2                              Measurement of financial assets

2.4.2.1 Financial assets measured at amortised cost

A debt financial asset is measured at amortised cost if it is held in a business model that has an objective to hold financial assets to collect contractual cash flows and the contractual terms of the financial asset result in cash flows that pass the SPPI test.

The financial assets classified within this category, mainly include the following asset classes:

•                  Cash and balances with central banks

•                  Sight and time deposits with banks

•                  Securities purchased under agreements to resell

•                  Deposits in margin accounts

•                  Other receivables due from banks

•                  Loans and advances to customers

•                  Debt securities

•                  Other receivables included in line item “other assets”

Subsequent to initial recognition, the debt financial asset is measured at amortised cost using the effective interest rate (“EIR”) method for the allocation and recognition of interest revenue in line item “interest and similar income” of the income statement over the relevant period. The amortised cost is the amount at which the financial asset is measured at initial recognition minus any principal repayments, plus or minus the cumulative amortisation using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount is the amortised cost of a financial asset before adjusting for any loss allowance. Interest income on debt financial assets is calculated on the gross carrying amount if the asset is classified in Stage 1 or 2. When a debt financial asset becomes credit-impaired (classified in Stage 3), interest income is calculated on the amortised cost (i.e. the gross carrying amount adjusted for the impairment allowance).

The EIR is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to the asset’s gross carrying amount. When calculating the EIR, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (e.g. prepayment, extension, call and similar options). The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the EIR, transaction costs, and all other premiums or discounts. Fees that are an integral part of the EIR of a financial instrument are treated as an adjustment to the EIR.

Except for purchased or originated financial assets that are credit-impaired (“POCI”) on initial recognition, expected credit losses (“ECL”) are not considered in the calculation of the EIR. For a POCI financial asset, the credit-adjusted EIR is applied when calculating the interest income and it is the rate that exactly discounts the estimated future cash flows through the expected life of the financial asset to the asset’s amortised cost. The Group includes the initial ECL in the estimated cash flows when calculating the credit-adjusted EIR for such assets.

2.4.2.2 Debt instruments measured at FVTOCI

A debt financial asset is measured at FVTOCI if it is held in a business model that has an objective to hold financial assets to collect contractual cash flows and sell the assets and the contractual terms of the financial asset result in cash flows that pass the SPPI test.

After initial recognition, investments in debt financial assets are measured at fair value in the statement of financial position (with no deduction for sale or disposal costs) with unrealized gains and losses reported in OCI, net of applicable income taxes, until such investments are derecognised (i.e. when sold or collected). Upon derecognition, the cumulative gains or losses previously recognised in OCI are reclassified from equity to “net trading income/(loss) and results from investment securities” of the income statement, as a reclassification adjustment.

For debt financial assets measured at amortised cost or FVTOCI, the following items are recognised in the income statement:

•                  ECL allowance recognised in “credit provisions and other impairment charges”.

Notes to the Financial Statements

Group and Bank

•                  Foreign exchange gains and losses, calculated based on the amortised cost of the instrument, are recognised in “net trading income/(loss) and results from investment securities”.

•                  Interest income calculated with the EIR method is recognised in “interest and similar income”.

•                  Modification gains or losses, recognised in “credit provisions and other impairment charges”.

2.4.2.3 Equity instruments designated at FVTOCI

After initial recognition, investments in equity instruments designated at FVTOCI are measured at fair value, with no deduction for sale or disposal costs. With the exception of dividends received, the associated gains and losses (including any related foreign exchange component) is recognised in OCI. Amounts presented in OCI are not subsequently recycled to the income statement, instead the cumulative gain or loss is transferred within equity from accumulated OCI to retained earnings.

Dividends are recognised in “net other income/(expense)” line item of the income statement when all of the following criteria are met:

•                  the Group’s right to receive payment of the dividend is established

•                  it is probable that the economic benefits associated with the dividend will flow to the Group

•                  the amount of the dividend can be measured reliably

•                  the dividend clearly does not represent a recovery of part of the cost of the investment.

2.4.2.4 Financial assets and financial liabilities measured at FVTPL

After initial recognition, financial assets and financial liabilities that are classified as at FVTPL are measured at fair value, with no deduction for sale or disposal costs. Gains and losses arising from fair value remeasurement are recognised in their entirety in “net trading income/(loss) and results from investment securities”. All changes to the fair value of a FVTPL liability due to market risk are recorded in profit and loss while changes due to the Group’s own credit risk are recorded in OCI. The amount presented in OCI is not subsequently transferred to profit or loss even when the liability is derecognised and the amounts are realised. The cumulative gain or loss is transferred within equity from accumulated OCI to retained earnings.

2.4.3                              Financial assets with legal form of debt

Unrealised gains and losses from changes in the fair value of assets measured at FVTPL are included in “net trading income and results from investment securities”. Interest revenue is calculated with the EIR method on financial assets with legal form of debt measured at FVTPL and recognised in “interest and similar income “. Financial assets which are loan contracts in their legal form and their contractual cash flows are not SPPI, are mandatorily measured at FVTPL, and classified within “loans and advances to customers”. Debt securities that fail the SPPI test are mandatorily measured at FVTPL and classified within “financial assets at FVTPL”.

2.4.4                              Financial assets with legal form of derivative

All realised and unrealized gains or losses from changes in fair value of financial assets mandatorily measured at FVTPL, with a legal form of a derivative, are recognised in “net trading income/(loss) and results from investment securities”. Financial assets which are derivatives in their legal form but do not meet the accounting definition of a derivative, are mandatorily measured at FVTPL and classified within “financial assets at FVTPL”.

2.4.5                              Reclassification of financial assets

The Group reclassifies all affected financial assets only when the Group changes its business model for managing financial assets. The reclassification is applied prospectively from the reclassification date, which is the first day of the first quarterly reporting period following the change in the business model.

Changes in the Group’s business models are usually the result of external or internal changes, affecting significantly the Group’s operations.

Investments in equity instruments that are designated at FVTOCI, or any financial assets or liabilities that are designated at FVTPL, cannot be reclassified because the election to designate them at FVTOCI or FVTPL respectively, at initial recognition, is irrevocable.

2.4.6                              Expected credit losses

ECL are recognised for all financial assets measured at amortised cost, debt financial assets measured at FVTOCI, lease receivables, financial guarantees and certain loan commitments. ECL represent the difference between contractual cash flows and those that the Group expects to receive, discounted at the EIR. For loan commitments and other credit facilities in scope of ECL, the expected cash shortfalls are determined by considering expected future draw downs.

2.4.6.1 Recognition of expected credit losses

At initial recognition, an impairment allowance is required for ECL resulting from default events that are possible within the next 12 months (12-month ECL), weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in Stage 1. For instruments with a remaining maturity of less than 12 months, ECL is determined for this shorter period.

Notes to the Financial Statements

Group and Bank

In the event of a significant increase in credit risk (“SICR”), an ECL allowance is required, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of the financial instrument (“lifetime ECL”), weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in Stage 2.

Lifetime ECL are always recognised on financial assets for which there is objective evidence of impairment, that is they are considered to be in default or otherwise credit-impaired. Such instruments are referred to as instruments in Stage 3.

POCIs are classified as credit impaired. An instrument is POCI if it has been purchased with a material discount to its par value that reflects the incurred credit losses or is originated with a defaulted counterparty.

For POCI financial assets, the Group recognises adverse changes in lifetime ECL since initial recognition as a loss allowance with any changes recognised in the income statement. POCI are initially recognised at fair value with interest income subsequently being recognised based on a credit-adjusted EIR. POCI may also include financial instruments that are newly recognised following a substantial modification and remain a separate category until maturity. Any favourable changes for POCI assets are impairment gain even if the resulting expected cash flows exceed the estimated cash flows on initial recognition.

The Group does not apply the practical expedient that allows a lifetime ECL for lease receivables to be recognised irrespective of whether a SICR has occurred. Instead, all such receivables are incorporated into the standard ECL calculation.

ECL are recognised in the income statement with a corresponding ECL allowance reported as a decrease in the carrying value of financial assets measured at amortised cost on the statement of financial position. For financial assets measured at FVTOCI, the carrying value is not reduced, but the ECL allowance is recognised in OCI. For off-balance sheet financial instruments, the ECL allowance is reported as a provision in “other liabilities”. ECL are recognised within the income statement in “credit provisions and other impairment charges”.

2.4.6.2 Write-off

A write-off is made when the Group does not have a reasonable expectation to recover all or part of a financial asset. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses. Recoveries, in part or in full, of amounts previously written off are generally credited to “credit provisions and other impairment charges”. Write-offs and partial write-offs represent derecognition or partial derecognition events.

2.4.6.3 Definition of default

The Group has aligned the definition of default for financial reporting purposes, with the non performing exposures (NPE) definition used for regulatory purposes, as per EBA Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures, as adopted by the Commission Implementing Regulation (EU) 2015/227 of 9 January 2015 amending Implementing Regulation (EU) No 680/2014 laying down implementing technical standards with regard to supervisory reporting of institutions according to Regulation (EU) No 575/2013 of the European Parliament and of the Council (“EBA ITS”). The definition of default for financial reporting purposes is consistent with the one used for internal credit risk management purposes.

A debt security is considered as credit impaired, and is classified into Stage 3, when at least one payment of capital or interest is overdue by the issuer, based on the contractual terms of the instrument, irrespective of the days past due. In addition, a debt security is assessed as credit impaired if there is at least one external credit rating on the security or the issuer corresponding to Default or Selective Default.

2.4.6.4 Measurement of expected credit losses

The Group assesses on a forward-looking basis the ECL associated with all financial assets subject to impairment under IFRS 9. The Group recognises an ECL allowance for such losses at each reporting date. The measurement of ECL reflects:

•                  An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group uses three macroeconomic scenarios and estimates the ECL that would arise under each scenario. A weighting is allocated to each scenario, such that the weighted probabilities of all three scenarios are equal to one. The distribution of possible ECL may be non-linear, hence three distinct calculations are performed, where the associated ECLs are multiplied by the weighting allocated to the respective scenario. The sum of the three weighted ECL calculations represents the probability-weighted ECL.

•                  The time value of money.

•                  Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

For the purposes of measuring ECL, the estimate of expected cash shortfalls reflects the cash proceeds expected from collateral liquidation (if any) and other credit enhancements that are part of the contractual terms and are not recognised separately by the Group. The estimate of expected cash shortfalls on a collateralized loan exposure reflects the assumptions used regarding the amount and timing of cash flows that are expected from foreclosure on the collateral less the costs of obtaining and selling the collateral, irrespective of whether the foreclosure is probable.

The ECL calculations are based on the following factors:

•                  Exposure at Default (“EAD”): This is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, and expected drawdowns on committed facilities.

Notes to the Financial Statements

Group and Bank

•                  Credit Conversion Factor (“CCF”): The CCF converts the amount of a credit line and other off-balance sheet amounts to an EAD amount.

•                  Probability of Default (“PD”): Represents the likelihood of a borrower/issuer defaulting on its financial obligation, assessed on the prevailing economic conditions at the reporting date, adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default either over the next 12 months for Stage 1 financial assets, or over the remaining lifetime, for Stage 2 and 3 financial assets.

•                  Loss given default (“LGD”): Represents the Group’s expectation of the extent of loss on a defaulted exposure. The LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. The determination of LGD takes into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. LGD is expressed as a percentage loss per unit of EAD.

•                  Discount Rate: The implied discount factor based on the original EIR of the financial asset or an approximation thereof.

The PD and LGD are determined for three different scenarios whereas EAD projections are treated as scenario independent.

The ECL are determined by projecting the PD, LGD and EAD for each future quarter and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival, if appropriate. This effectively calculates an ECL for each future quarter, which is then discounted back to the reporting date and summed.

2.4.6.5 Forward looking economic inputs

Forward looking information (FLI) is incorporated in the ECL measurement of collectively assessed loans and debt securities through the PD and LGD models. The expected recoveries (cash flow recoveries or liquidation of collateral) used in the ECL calculation of corporate lending exposures individually assessed, takes into account FLI based on the Bank’s forecasts of the relevant macroeconomic factors.

The Group applies three scenarios, i.e. baseline, optimistic, pessimistic, developed by the Bank’s Economic Research and Analysis Division. The macroeconomic scenarios used for measuring ECL are the same with the ones used for evaluating SICR.

The main macroeconomic variables utilized by the Group, affecting the level of ECL are the following:

•                  GDP growth rate

•                  real estate prices

•                  unemployment rate

2.4.6.6 Significant increase of credit risk

A financial asset is considered as non-credit impaired, when the definition for Stage 3 classification is not met. The exposure is classified as Stage 2 if it has suffered a SICR, otherwise it is classified as Stage 1.

At each reporting date, the Group performs the SICR assessment comparing the risk of a default occurring over the remaining expected lifetime of the exposure with the expected risk of a default as estimated at origination.

The Group’s process to assess SICR has three main components:

•                  a quantitative element, i.e. reflecting a quantitative comparison of PD or credit rating at the reporting date versus the respective metric at initial recognition (see below);

•                  a qualitative element, i.e. all Forborne Performing Exposures (FPE), in accordance with EBA ITS, internal watch list for corporate obligors; and

•                  “backstop” indicators. The Group applies on all lending exposures the IFRS 9 presumption that a SICR has occurred when the financial asset is more than 30 days past due.

The first two criteria are analysed below per type of exposure.

a. Corporate lending exposures

The Group assesses SICR based on changes in the obligor’s internal credit rating since origination.

b. Retail lending exposures

Stage allocation is performed by the comparison of scenario weighted lifetime PDs from the risk assessment performed at origination versus the lifetime PDs at each reporting date, for the financial asset’s residual term. Lifetime PD at origination decreases over time, as the loan gets closer to its maturity.

c. Debt securities and other financial assets

All debt securities and financial assets due from sovereigns and financial institutions are assessed on an individual basis in order to determine if a SICR has occurred since initial recognition, based on external credit ratings. If an external credit rating is available for a debt security, then SICR is assessed based on this rating, rather than the issuer’s rating, in order to incorporate in the analysis any instrument-specific credit characteristics. All other financial assets due from sovereigns and financial institutions, such as money market placements, reverse repurchase agreements and unrated debt securities, are assessed for SICR based on the counterparty’s or issuer’s

Notes to the Financial Statements

Group and Bank

external credit rating. Any of the aforementioned financial assets rated as ‘investment grade’ at the reporting date, are assumed as having low credit risk and are classified within Stage 1 without any further SICR analysis. The Group applies the low credit risk exception solely on debt securities and financial assets due from sovereigns and financial institutions.

d. Transfer of financial assets from Stage 2 to Stage 1

Lending exposures, debt securities and financial assets due from sovereigns and financial institutions move back to Stage 1 when the SICR criteria are no longer met.

2.5                                        Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated financial statements as at and for the year ended 31 December 2017. The adoption of IFRS 9 on 1 January 2018 required application of significant judgment and resulted to additional critical accounting estimates, which are set out below.

2.5.1                              Assessing whether the contractual cash flows are SPPI

Non-recourse features

The Group applies judgment when considering whether non-recourse features significantly affect future cash flows. In order to conclude whether the loan represents a basic lending agreement and its return does not vary based on the performance of the underlying asset or project, the Group assesses whether there is an adequate buffer to absorb credit losses primarily by comparing the value of asset performance indicators, (e.g. loan-to-value and average debt servicing coverage ratio) against predefined thresholds.

2.5.2                              Measurement uncertainty in determination of ECL estimates

The calculation of ECL requires management to apply significant judgment and make estimates and assumptions that involve significant uncertainty at the time they are determined. Changes to these estimates and assumptions can result in significant changes to the amount and timing of ECL to be recognised. The most significant sources of measurement uncertainty relate to the following ECL factors:

2.5.2.1 Determination of a significant increase of credit risk

The Group assesses whether a SICR has occurred since initial recognition based on qualitative and quantitative criteria that include significant management judgment. Refer to Note 2.4.6.6 for further information on the criteria applied. More stringent criteria could significantly increase the number of instruments being classified into Stage 2. All staging criteria and thresholds determined based on FLI are subject to validation by the Bank’s Model Validation Unit. Changes in the staging criteria are approved by the Group’s Executive Committee and Board Risk Committee.

2.5.2.2 Model risk inherent in the IFRS 9 models

Compliance with the IFRS 9 impairment model requires the use of a variety of models. The complexity of the models as well as dependency to other model-based inputs is high therefore any changes in inputs and data (e.g. internal credit ratings, behavioural scores etc.), as well as new or revised models, may significantly affect ECL. The models are validated by the Bank’s Model Validation Unit, in accordance with the Group’s Model Validation Framework.

2.5.2.3 Forward looking information

FLI is incorporated in the ECL measurement of collectively assessed loans and debt securities through the PD and LGD models. The expected recoveries (cash flow recoveries or liquidation of collateral) used in the ECL calculation of corporate lending exposures individually assessed, takes into account FLI based on the Bank’s forecasts of the relevant macroeconomic factors. Management selects forward-looking scenarios and judges the suitability of respective weights to be applied. Each of the scenarios is based on Management’s assumptions around future economic conditions in the form of macroeconomic, market and other factors. Changes in the scenarios and weights, the relevant macroeconomic variables and the assumptions made under those variables for the forecast horizon would have a significant effect on the ECL.

Notes to the Financial Statements

Group and Bank

NOTE 3:                                  Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (“SAU”)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1 para 2 of Law 4224/2013), the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary Ethniki Hellenic General Insurance S.A. (“NIC”) and other subsidiaries in SEE. As of 30 June 2017, NIC was classified as Held for Sale and Discontinued Operations.

International banking operations

The Group’s international banking activities include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. As of 31 December 2017 and 30 June 2018, the South African Bank of Athens Ltd (“S.A.B.A.”), Banka Romaneasca S.A. (“Romaneasca”) and Banka NBG Albania Sh.a. (“NBG Albania”) were classified as Held for Sale and Discontinued Operations. As of 30 June 2017, S.A.B.A., Romaneasca, Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”), NBG Leasing d.o.o. Belgrade (“NBG Leasing doo”) and NBG Albania were classified as Discontinued Operations. The comparatives have been re-presented to also include NBG Albania (classified as discontinued operations in December 2017).

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

6 month period ended 30.06.2018	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Other	Group
Net interest income	204	201	55	15	—	41	48	564
Net fee and commission income	53	44	2	10	—	11	2	122
Other	2	(13)	(9)	29	—	4	(4)	9
Total income	259	232	48	54	—	56	46	695
Direct costs	(216)	(21)	(7)	(17)	—	(36)	(5)	(302)
Allocated costs and provisions(1)	(215)	(6)	(31)	14	—	(3)	(133)	(374)
Profit / (loss) before tax	(172)	205	10	51	—	17	(92)	19
Tax benefit / (expense)								(18)
Profit / (loss) for the period from continuing operations								1
Non-controlling interests								(20)
Profit/(loss) for the period from discontinued operations					40	(2)		38
Profit attributable to NBG equity shareholders								19

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30.06.2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Other	Group
Net interest income	266	273	62	96	—	47	66	810
Net fee and commission income	47	45	3	13	—	11	(1)	118
Other	9	(18)	(7)	(51)	—	—	(6)	(73)
Total income	322	300	58	58	—	58	59	855
Direct costs	(198)	(18)	(5)	(15)	—	(36)	(5)	(277)
Allocated costs and provisions(1)	(339)	(41)	(104)	(10)	—	(2)	(125)	(621)
Share of profit of equity method investments	—	—	—	—	—	—	1	1
Profit / (loss) before tax	(215)	241	(51)	33	—	20	(70)	(42)
Tax benefit / (expense)								(17)
Profit / (loss) for the period from continuing operations								(59)
Non controlling interests								(16)
Profit / (loss) for the period from discontinued operations					32	(100)		(68)

Loss attributable to NBG equity shareholders								(143)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Other	Group
Segment assets as at 30 June 2018
Segment assets	15,844	10,674	1,687	4,765		2,996	16,531	52,497
Deferred tax assets and Current income tax advance								5,318
Non-current assets held for sale					3,305	1,734		5,039
Total assets								62,854

Segment liabilities as at 30 June 2018
Segment liabilities	33,109	2,548	184	8,786		2,813	6,127	53,567
Current income and deferred tax liabilities								19
Liabilities associated with non-current assets held for sale					2,361	1,156		3,517
Total liabilities								57,103

Segment assets as at 31 December 2017
Segment assets	17,468	10,813	2,158	8,697		3,023	12,262	54,421
Deferred tax assets and current income tax advance								5,337
Non-current assets held for sale					3,150	1,860		5,010
Total assets								64,768

Segment liabilities as at 31 December 2017
Segment liabilities	32,794	2,966	156	8,217		2,803	6,914	53,850
Current income and deferred tax liabilities								16
Liabilities associated with non-current assets held for sale					2,327	1,196		3,523
Total liabilities								57,389

Notes to the Financial Statements

Group and Bank

NOTE 4:                                  Credit provisions and other impairment charges

	Group		Bank
Continuing Operations	30.06.2018	30.06.2017	30.06.2018	30.06.2017
a. Impairment charge for credit losses
Loans and advances to customers	158	432	147	525

Investment in debt instruments	(22)	—	(21)	—
Equity securities	—	1	—	1
	136	433	126	526
b. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	(1)	9	—	—
Legal and other provisions	33	(1)	32	(2)
	32	8	32	(2)

Total	168	441	158	524

Restructuring costs of €40 million relate to the estimated cost of the Voluntary Exit Schemes initiated in 2018.

NOTE 5:                                  Tax benefit /(expense)

	Group		Bank
Continuing Operations	30.06.2018	30.06.2017	30.06.2018	30.06.2017
Current tax	(15)	(16)	(1)	(3)
Deferred tax	(3)	(1)	—	—
Tax benefit / (expense)	(18)	(17)	(1)	(3)

The nominal corporation tax rate for the Bank for 2018 and 2017 is 29%. Following the tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 19.

NOTE 6:                                  Earnings / (losses) per share

	Group		Bank
	30.06.2018	30.06.2017	30.06.2018	30.06.2017

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(19)	(75)	11	(156)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(19)	(75)	11	(156)

Earnings/(losses) for the period from discontinued operations	38	(68)	(4)	291
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	19	(143)	7	135
Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,597,546	9,145,591,601	9,147,151,527	9,147,151,527

Earnings/(losses) per share - Basic and diluted from continuing operations	(0.00)	(0.01)	0.00	(0.02)
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	0.00	(0.02)	0.00	0.01

NOTE 7:                                  Financial assets at fair value through profit or loss

Financial assets at FVTPL as of 30 June 2018 include the amount of €3,305 million for the Swap with the Hellenic Republic and €49 million of debt instruments, both classified mandatorily at FVTPL as they fail the SPPI test (see Notes 8 and 21).  Furthermore debt securities at FVTPL have decreased by €390 million mainly due to disposals and maturities of Greek Treasury bills during the period ended 30 June 2018.

Notes to the Financial Statements

Group and Bank

NOTE 8:                                             Loans and advances to customers

	Group		Bank
	30.06.2018	31.12.2017	30.06.2018	31.12.2017
Mortgages	16,223	16,491	15,984	16,256
Consumer loans	3,201	3,686	2,646	3,153
Credit cards	643	829	572	757
Small business lending	3,192	3,572	3,050	3,426
Retail lending	23,259	24,578	22,252	23,592
Corporate and public sector lending	17,156	23,602	16,131	22,646
Total before allowance for impairment on loans and advances to customers	40,415	48,180	38,383	46,238
Less: Allowance for impairment on loans and advances to customers	(10,117)	(10,239)	(9,507)	(9,990)
Total	30,298	37,941	28,876	36,248

As at 31 December 2017, corporate and public sector lending for the Group included a loan to the Hellenic Republic of €5,873 million. The whole agreement with the Hellenic Republic relating to this loan also included an embedded derivative with fair value €1,871 million that had been bifurcated under IAS 39 and accounted for as a separate derivative liability.

Upon adoption of IFRS 9 on 1 January 2018, the whole agreement did not pass the SPPI test and was mandatorily classified at FVTPL within “financial assets at FVTPL” (see Note 21).

Loans and advances to customers at amortised cost and mandatorily measured at FVTPL-Group

As at 30 June 2018

	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Credit impaired Lifetime ECL	Total
Loans and advances to customers at amortised cost
Mortgages
Gross carrying amount	3,484	5,591	7,148	16,223
ECL allowance	(41)	(280)	(2,670)	(2,991)
Net carrying amount	3,443	5,311	4,478	13,232

Consumer loans
Gross carrying amount	1,309	508	1,384	3,201
ECL allowance	(18)	(100)	(1,163)	(1,281)
Net carrying amount	1,291	408	221	1,920

Credit Cards
Gross carrying amount	470	13	160	643
ECL allowance	(6)	(1)	(149)	(156)
Net carrying amount	464	12	11	487

Small business lending
Gross carrying amount	432	679	2,081	3,192
ECL allowance	(5)	(84)	(1,569)	(1,658)
Net carrying amount	427	595	512	1,534

Corporate lending & public sector lending
Gross carrying amount	9,870	977	6,146	16,999
ECL allowance	(85)	(73)	(3,873)	(4,031)
Net carrying amount	9,785	904	2,273	12,968

Total loans and advances to customers at amortised cost
Gross carrying amount	15,565	7,768	16,925	40,258
ECL allowance	(155)	(538)	(9,424)	(10,117)
Net carrying amount of loans and advances to customers at amortised cost	15,410	7,230	7,501	30,141

Loans and advances to customers mandatorily measured at FVTPL				157

Total loans and advances to customers				30,298

Notes to the Financial Statements

Group and Bank

Loans and advances to customers at amortised cost and mandatorily measured at FVTPL-Bank

As at 30 June 2018

	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Credit impaired Lifetime ECL	Total

Loans and advances to customers at amortised cost
Mortgages
Gross carrying amount	3,308	5,581	7,095	15,984
ECL allowance	(41)	(280)	(2,653)	(2,974)
Net carrying amount	3,267	5,301	4,442	13,010

Consumer loans
Gross carrying amount	826	493	1,327	2,646
ECL allowance	(11)	(98)	(1,132)	(1,241)
Net carrying amount	815	395	195	1,405

Credit Cards
Gross carrying amount	407	12	153	572
ECL allowance	(5)	(1)	(145)	(151)
Net carrying amount	402	11	8	421

Small business lending
Gross carrying amount	367	664	2,019	3,050
ECL allowance	(4)	(83)	(1,525)	(1,612)
Net carrying amount	363	581	494	1,438

Corporate lending & public sector lending
Gross carrying amount	9,889	759	5,326	15,974
ECL allowance	(78)	(66)	(3,385)	(3,529)
Net carrying amount	9,811	693	1,941	12,445

Total loans and advances to customers at amortised cost
Gross carrying amount	14,797	7,509	15,920	38,226
ECL allowance	(139)	(528)	(8,840)	(9,507)
Net carrying amount of loans and advances to customers at amortised cost	14,658	6,981	7,080	28,719

Loans and advances to customers mandatorily measured at FVTPL				157

Total loans and advances to customers				28,876

Movement in ECL allowance-Group

	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Credit impaired Lifetime ECL	Total allowance

Balance at 1 January 2018	131	528	10,476	11,135
Transfers between Stages (net)	13	138	(151)	—
Write-offs and Sales	—	—	(1,026)	(1,026)
Recoveries	—	—	18	18
Unwind of the discount	—	—	(39)	(39)
Impairment charge for credit losses	11	(128)	275	158
FX and other movements	—	—	(129)	(129)
Balance at 30 June 2018	155	538	9,424	10,117

Movement in ECL allowance-Bank

	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Credit impaired Lifetime ECL	Total allowance
Balance at 1 January 2018	129	518	9,979	10,626
Transfers between Stages (net)	17	136	(153)	—
Write-offs and Sales	—	—	(1,026)	(1,026)
Recoveries	—	—	15	15
Unwind of the discount	—	—	(39)	(39)
Impairment charge for credit losses	(7)	(126)	280	147
FX and other movements	—	—	(216)	(216)
Balance at 30 June 2018	139	528	8,840	9,507

Notes to the Financial Statements

Group and Bank

NOTE 9:                                  Assets and liabilities held for sale and discontinued operations

Non-current assets held for sale at 30 June 2018 and 31 December 2017 comprise of S.A.B.A., Romaneasca, NIC and NBG Albania. The profit or losses from discontinued operations for the period ended 30 June 2018, comprises of S.A.B.A., Romaneasca, NIC and NBG Albania. The comparative profit or loss from discontinued operations includes S.A.B.A., UBB and Interlease (classified as discontinued operations in December 2016) Romaneasca, NIC, Vojvodjanska and NBG Leasing doo (classified as discontinued operations in June 2017) and has been re-presented to also include NBG Albania (classified as discontinued operations in December 2017).

United Bulgarian Bank A.D. and Interlease E.A.D. (“Bulgarian operations”)

On 30 December 2016, the Bank entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in UBB and its 100% stake in Interlease, its subsidiaries in Bulgaria. The agreed consideration for the sale of the two subsidiaries amounted to €610 million. On 26 April 2017 UBB made a €50 million dividend distribution to NBG, following approval of its Annual General Assembly.

The above agreement included the sale of the 30% stake in UBB-Metlife Life Insurance Company AD and 20% stake in UBB Insurance Broker AD held by Ethniki Hellenic General Insurance S.A. The consideration amounted to €10.5 million.

The disposal was completed on 13 June 2017 on which date control of Bulgarian operations passed to KBC.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 42 of the Annual Financial Report of 31 December 2017.

Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“Serbian operations”)

On 4 August 2017, the Bank entered into a definitive agreement with OTP Bank Serbia (“OTPS”) for the divestment to OTPS of its 100% stake in its subsidiaries in Serbia Vojvodjanska and NBG Leasing d.o.o. Belgrade (along with the 100% held subsidiary NBG Services d.o.o. Belgrade). The agreed consideration for the sale amounted to €125 million.

The disposal was completed on 1 December 2017 on which date control of Serbian Operations passed to OTPS. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 42 of the Annual Financial Report of 31 December 2017.

The South African Bank of Athens Ltd

On 22 December 2016, the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.82% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to €19 million (ZAR 279 million).

Following the decision to dispose of its entire stake in S.A.B.A., the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the cash generating unit (“CGU”) and concluded to recognize an impairment loss of €3 million at Group level.

Closing of the transaction is expected during the third quarter of 2018 as it is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank (already received) (ii) the South African Ministry of Finance (already received) and (iii) the South African Competition Commission and Competition Tribunal (preliminary approval has already been received; an updated filing was requested to be re-submitted, the approval of which is still pending).

Ethniki Hellenic General Insurance S.A. (“NIC”)

On 27 June 2017, the NBG’s Board of Directors approved the divestiture of a 75.00% stake in NIC to EXIN Financial Services Holdings B.V. (“EXIN”) and the establishment of an exclusive bancassurance agreement, to govern the distribution of products of NIC via the NBG network.

However, on 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain conditions precedent specified in the Share and Purchase Agreement (“SPA”) entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and decided to terminate the SPA on the 29th of March 2018.

Following a decision of the Bank’s Board of Directors and in consultation with the HFSF, the Bank has renewed the sale process of NIC with the remaining selected bidders that participated in the last stage of the binding offers phase in May 2017 and has received a binding offer which is still under evaluation (process still in progress). For this reason NIC remains classified as held for sale and discontinued operations.

Banca Romaneasca S.A.

On 26 July 2017, the Bank entered into a definitive agreement with OTP Bank Romania (“OTPR”) for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary Romaneasca.

Following the decision to dispose of its entire stake in Romaneasca, the Bank based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €90 million at Group level. At Bank level the corresponding impairment amounted to €67 million. The impairment loss included loss of €20 million relating to an agreed repayment of loans extended to Romaneasca by the Bank.

Notes to the Financial Statements

Group and Bank

On 19 March 2018, the Bank announced that the National Bank of Romania (“NBR”) rejected OTPR’s application to acquire 99.28% of Romaneasca, as NBR’s approval of OTPR, as the new shareholder of Romaneasca was a condition precedent for the closing of the transaction. The Share Purchase agreement between the Bank and OTPR was terminated on 13 April 2018.

Nevertheless, the Bank remains committed to selling Romaneasca, considers that the sale is highly probable, and, given that it is preparing to relaunch the sales process, expects to conclude it within 12 months. For this reason Romaneasca remains classified as held for sale and discontinued operations.

Banka NBG Albania Sh.A.

On 2 February 2018, the Bank entered into a definitive agreement with American Bank of Investments S.A. (“ABI”) for the divestment to ABI of its entire stake (100%) in its subsidiary Banka NBG Albania Sh.A. (“NBG Albania”). The agreed consideration for the sale amounted to €25 million.

Following the decision to dispose of its entire stake in NBG Albania, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and recognized an impairment loss of €30 million at Group level which is included in the profit or loss for the period from discontinued operations. At Bank level the corresponding impairment amounted to €34 million.

The disposal was completed on 3 July 2018, following receipt of the required regulatory approvals from i) the Bank of Albania and ii) the Competition Authority of Albania.

Condensed income statement of discontinued operations (1)

	Group		Bank
	6 month period ended		6 month period ended
€ million	30.06.2018	30.06.2017	30.06.2018	30.06.2017
Net interest income	55	130	—	—
Net fee and commission income	(1)	33	—	—
Earned premia net of claims and commissions	44	41	—	—
Other income	10	17	—	50
Total income	108	221	—	50
Operating expenses	(61)	(130)	—
Provisions and impairments	(10)	(177)	(3)	(115)
Profit/(loss) before tax	37	(86)	(3)	(65)

Tax benefit/(expense)	1	(16)	(1)	—
Profit/(loss) for the period from discontinued operations	38	(102)	(4)	(65)
Profit/(Loss) on disposal (see Note 19)	—	34	—	356
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	38	(68)	(4)	291

(1)              Includes S.A.B.A., Romaneasca, NIC and NBG Albania while in 2017 UBB, Interlease, Vojvodjanska, NBG Leasing d.o.o., is also included.

It does not include the expected gain from the disposal of NIC.

€ million	30.06.2018	30.06.2017
Cash Flows from discontinued operations

Net cash inflows/(outflows) from operating activities	73	(140)
Net cash inflows/(outflows) from investing activities	(157)	132
Net cash inflows/(outflows) from financing activities	(3)	(52)
Net Cash inflows /(outflows)	(87)	(60)

Notes to the Financial Statements

Group and Bank

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group		Bank
	30.06.2018(1)	31.12.2017(1)	30.06.2018(1)		31.12.2017
ASSETS
Cash and balances with central banks	175	186	—		—
Due from banks	200	164	438		440
Financial assets at fair value through profit or loss	13	14	—		—
Derivative financial instruments	2	3	—		—
Loans and advances to customers	1,301	1,298	97	(2)	25
Investment securities	2,387	2,372	48		51
Investment property	92	92	—		—
Investments in subsidiaries	—	—	938		937
Goodwill, software and other intangible assets	17	15	—		—
Property and equipment	135	135	—		—
Deferred tax assets	138	145	—		—
Insurance related assets and receivables	476	505	—		—
Current income tax advance	31	19	—		—
Other assets	72	62			8
Total assets	5,039	5,010	1,521		1,461

LIABILITIES
Due to banks	3	8	—		—
Derivative financial instruments	1	1	—		—
Due to customers	1,029	1,040	—		—
Insurance related reserves and liabilities	2,230	2,283	—		—
Deferred tax liabilities	1	1	—		—
Retirement benefit obligations	81	8	—		—
Other liabilities	172	182	—		—
Total liabilities	3,517	3,523	—		—

(1)              Includes S.A.B.A., NIC, Romaneasca and NBG Albania.

(2)              Relates to the disposal of non-performing unsecured retail portfolio and small business loans of an outstanding principal of €2 billion .

NOTE 10:                           Due to banks

“Due to Banks” mainly includes the Bank’s funding from the ECB of €2.75 billion, securities sold under agreements to repurchase of €3.5 billion and other deposits with financial institutions of €1.4 billion (31 December 2017: €2.75 billion, €3.4 billion and €1.2 billion, respectively).

NOTE 11:                           Due to customers

	Group		Bank
	30.06.2018	31.12.2017	30.06.2018	31.12.2017
Deposits:
Individuals	31,350	30,875	29,871	29,435
Corporate	6,153	6,242	6,166	6,271
Government and agencies	3,725	3,148	3,718	3,143
Total	41,228	40,265	39,755	38,849

	Group		Bank
	30.06.2018	31.12.2017	30.06.2018	31.12.2017
Deposits:
Savings accounts	18,830	18,690	18,624	18,500
Current & Sight accounts	8,013	8,662	7,904	8,572
Time deposits	13,491	12,079	12,331	10,942
Other deposits	797	788	799	789
	41,131	40,219	39,658	38,803
Securities sold to customers under agreements to repurchase	97	46	97	46
Total	41,228	40,265	39,755	38,849

Included in time deposits are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 June 2018, these deposits amounted to €1,179 million (31 December 2017: €866 million).

Notes to the Financial Statements

Group and Bank

In accordance with Law 4151/2013, all dormant deposit accounts are subject to statute of limitations of 20 years in favour of the Greek State.  All banks operating in Greece are required by April of every year to remit the cash balances of such dormant accounts to the Greek State. According to Article 1, paragraph 6 of the Legislative Act published in the Government Gazette “N.84/18.07.2015”, the aforementioned obligation had been suspended.

Following Ministerial Decision on 14 November 2017, the above suspension was cancelled and the Bank, in 2018, remitted to the Greek State €16 million in respect to dormant account balances.

NOTE 12:                           Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement, taking into account that at 30 June 2018 the Group and the Bank has provided for cases under litigation the amounts of €72 million and €69 million respectively (31 December 2017: €76 million and €71 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated Statement of Financial Position.

The Bank has been audited by the tax authorities up to and including the year 2010. The tax audit certificates for the years 2011, 2012, 2013, 2014, 2015 and 2016 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015, 30 September 2016 and 23 October 2017 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Tax audit for 2017, by PwC, is currently in progress, expected to be finalized with the issuance of Tax Certificate, by the end of September 2018.

Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for 2011-2016. For the subsidiaries and associates regarding unaudited tax years refer to Note 19.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	30.06.2018	31.12.2017	30.06.2018	31.12.2017
Commitments to extend credit*	9	7	9	8
Standby letters of credit and financial guarantees written	2,773	2,829	3,366	3,410
Commercial letters of credit	290	303	283	329
Total	3,072	3,139	3,658	3,747

* Commitments to extend credit at 30 June 2018 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit as at 30 June 2018 are €6,294 million (2017: €6,474 million) for the Group and €5,835 million (2017: €6,110 million) for the Bank.

Notes to the Financial Statements

Group and Bank

d. Assets pledged

	Group		Bank
	30.06.2018	31.12.2017	30.06.2018	31.12.2017
Assets pledged as collateral	6,734	8,608	6,734	8,608

As at 30 June 2018, the Group and the Bank have pledged mainly for funding purposes with the ECB and financial institutions, the following instruments:

•                  trading and investment debt instruments of €3,037 million;

•                  loans and advances to customers amounting to €1,269 million;

•                  covered bonds of a nominal value of €2,250 million backed with mortgage loans of total value of €3,254 million; and

•                  securitized notes of a nominal value of €178 million backed with small business loans of €236 million.

In addition to the pledged items presented in the table above, as at 30 June 2018, the Group and the Bank have pledged an amount of €316 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €338 million for trade finance purposes.

e. Operating lease commitments

	Group		Bank
	30.06.2018	31.12.2017	30.06.2018	31.12.2017
No later than 1 year	10	13	73	79
Later than 1 year and no later than 5 years	28	22	284	288
Later than 5 years	15	12	1,085	1,158
Total	53	47	1,442	1,525

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

NOTE 13:                           Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 June 2018 and 31 December 2017 was 9,147,151,527, with a nominal value of 0.30 Euro.

On 26 July 2018, the Annual General Meeting approved (i) the increase of the share capital by EUR 0.90, due to capitalization of an equal part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and (ii) the increase of the nominal value of each ordinary share of the Bank from 0.30 Euro to 3.00 Euro and the reduction of the number of the Bank’s existing shares from 9,147,151,527 to 914,715,153 new ordinary shares by means of a reverse split at a rate of ten (10) old ordinary shares of the Bank to one (1) new ordinary share of the Bank.

Treasury shares

Treasury shares transactions are conducted by the Group subsidiary, NBG Securities S.A.  and are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2017	2,410,995	1
Purchases	115,768,780	33
Sales	(117,676,003)	(34)
At 31 December 2017	503,772	—

Purchases	49,272,506	15
Sales	(46,687,718)	(14)
At 30 June 2018	3,088,560	1

Notes to the Financial Statements

Group and Bank

NOTE 14:                           Tax effects relating to other comprehensive income / (expense) for the period

Group

	6 month period ended			6 month period ended
	30.06.2018			30.06.2017
	Gross	Tax	Net	Gross	Tax	Net
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) on investments in available-for-sale	—	—	—	46	—	46
Reclassification adjustments on investments in available-for-sale included in the income statement	—	—	—	(1)	—	(1)
Unrealised gains / (losses) on investments in debt instruments measured at FVTOCI	(19)	2	(17)	—	—	—
Gains / (losses) on investments in debt instruments measured at FVTOCI reclassified to profit or loss on disposal	(44)	(21)	(65)	—	—	—
Impairment loss recognised on investments in debt instruments classified at FVTOCI	4	(1)	3	—	—	—
Gain reclassified to income statement on disposal of UBB	—	—	—	(24)	2	(22)
Investments in debt instruments	(59)	(20)	(79)	21	2	23
Currency translation differences	(7)	—	(7)	(27)	—	(27)
Net investment hedge	1	—	1	2	—	2
Total of items that may be reclassified subsequently to profit or loss	(65)	(20)	(85)	(4)	2	(2)
Items that will not be reclassified subsequently to profit or loss:
Gains / (losses) on investments in equity instruments measured at FVTOCI	(2)	—	(2)	—	—	—
Total of items that will not be reclassified subsequently to profit or loss	(2)	—	(2)	—	—	—
Other comprehensive income / (expense) for the period	(67)	(20)	(87)	(4)	2	(2)

Bank

	6 month period ended			6 month period ended
	30.06.2018			30.06.2017
	Gross	Tax	Net	Gross	Tax	Net
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) on investments in available-for-sale	—	—	—	42	—	42
Reclassification adjustments on investments in available-for-sale included in the income statement	—	—	—	6	—	6
Unrealised gains / (losses) on investments in debt instruments measured at FVTOCI	(1)	—	(1)	—	—	—
Gains / (losses) on investments in debt instruments measured at FVTOCI reclassified to profit or loss on disposal	(38)	(20)	(58)	—	—	—
Impairment loss recognised on investments in debt instruments classified at FVTOCI	1	—	1	—	—	—
Investments in debt instruments	(38)	(20)	(58)	48	—	48
Currency translation differences	(1)	—	(1)	(5)	—	(5)
Cash flow hedge	1	—	1	1	—	1
Total of items that may be reclassified subsequently to profit or loss	(38)	(20)	(58)	44	—	44
Items that will not be reclassified subsequently to profit or loss:
Gains / (losses) on investments in equity instruments measured at FVTOCI	(5)	—	(5)
Total of items that will not be reclassified subsequently to profit or loss	(5)	—	(5)	—	—	—
Other comprehensive income / (expense) for the period	(43)	(20)	(63)	44	—	44

Notes to the Financial Statements

Group and Bank

NOTE 15:                           Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the six month period ended 30 June 2018 and 30 June 2017 and the significant balances outstanding as at 30 June 2018 and 31 December 2017 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 June 2018, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €4 million, €6 million and NIL respectively (31 December 2017: €5 million, €5 million and NIL respectively), whereas the corresponding figures at Bank level amounted to €4 million, €4 million and NIL respectively (31 December 2017: €5 million, €4 million and NIL respectively).

Total compensation to related parties amounted to €5 million (30 June 2017: €4 million) for the Group and to €3 million (30 June 2017: €3 million) for the Bank, mainly relating to short-term benefits and in particular salaries and social security contributions.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	30.06.2018	31.12.2017
Assets	17	17
Liabilities	10	10
Letters of guarantee, contingent liabilities and other off balance sheet accounts	1	1

	6 month period ended
	30.06.2018	30.06.2017
Interest, commission and other income	—	2
Interest, commission and other expense	1	1

	Bank
	30.06.2018			31.12.2017
	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total
Assets	1,680	18	1,698	1,799	17	1,816
Liabilities	1,231	10	1,241	1,232	10	1,242
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2,747	1	2,748	2,939	1	2,940

	6 month period ended 30.06.2018			6 month period ended 30.06.2017
Interest, commission and other income	33	—	33	34	—	34
Interest, commission and other expense	42	1	43	45	1	46

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 30 June 2018 amounted to €746 million (31 December 2017: €746 million). The interest income for the Group amounted to NIL (30 June 2017: €2 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2018 amounted to €122 million and €37 million respectively (31 December 2017: €123 million and €41 million respectively).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.39% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF

Notes to the Financial Statements

Group and Bank

has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. Other than the ordinary shares issued by the Bank and held by HFSF, no material transactions or balances exist with HFSF.

NOTE 16:                           Capital adequacy

In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the SREP, to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank’s individual profile.

The table below summarises Pillar 1 & 2 capital requirements for NBG Group for 2018 and 2017:

	CET1 Capital Requirements		Total Capital Requirements
	2018	2017	2018	2017
Pillar 1	4.5%	4.5%	8.0%	8.0%
Pillar 2	3.0%	3.0%	3.0%	3.0%
Capital Conservation Buffer	1.875%	1.25%	1.875%	1.25%
Total	9.375%	8.75%	12.875%	12.25%

The capital adequacy ratios for the Group and the Bank are presented in the table below:

	Group		Bank
	30.06.2018	31.12.2017	30.06.2018	31.12.2017
Common Equity Tier 1	16.2%	17.0%	16.7%	16.8%
Tier 1	16.2%	17.0%	16.7%	16.8%
Total	16.3%	17.0%	16.8%	16.9%

DTC Law

Article 27A of Law 4172/2013 (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets (“DTAs”) arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Law 4465/2017 enacted on 29 March 2017. The same Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights to the Greek State for an amount of 100% of the Tax Credit in favour of the Greek State that was not offset against income taxes payable and will create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

Furthermore, Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

Notes to the Financial Statements

Group and Bank

On 7 November 2014, the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 30 June 2018, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.7 billion (2017: €4.7 billion). The conditions for conversion rights were not met in the year ended 31 December 2017 and no conversion rights are deliverable in 2018.

2018 Stress Test

On 31 January 2018, the ECB commenced the stress test exercise relating to the four systemic Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank) with the publication of the macroeconomic scenarios to be used by the banks. The stress test of the four systemic Greek banks was conducted on an accelerated timeline compared to the other in scope banks in order to allow the results to be published before the end of the Third Program for Greece (August 2018), but following the same EBA approach and methodologies as that applied to the other European Union banks. The results for the four systemic Greek banks were announced by the Supervisory Board of the ECB on 5 May 2018, and showed that in the adverse scenario, the average CET1 capital depletion was 9 percentage points, equivalent to €15.5 billion across the four systemic Greek banks. The results for the other European Union banks are expected to be published by 2 November 2018.

The Bank conducted the stress test exercise using the EBA methodology, the benchmark parameters, macroeconomic scenarios and shocks provided by the EBA and the ECB, as well as any additional guidance and notes published and/or relayed though formal communication channels. As a result, under the EBA adverse scenario, the CET1 ratio declined by 9.6 percentage points (“ppts”), reaching a CET1 level of 6.9% in 2020, including an IFRS 9 impact of -70 basis points (“bps”) post 1 January 2018 and a CRD IV impact of -20bps. Under the baseline scenario, the CET1 ratio of the Group declined by 50bps reaching 16.0% in 2020. Following the supervisory dialogue, the Bank was informed that the stress test outcome, along with other factors, have been assessed by SSM’s Supervisory Board pointing to no capital shortfall and that no capital plan was deemed necessary as a result of the exercise.

The stress test results will inform the 2018 SREP, challenging banks’ capital plans and leading to relevant supervisory outcomes. The stress test will also provide enhanced transparency so that market participants can compare and assess the resilience of European Union banks on a consistent basis.

NOTE 17:                           Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amount	Fair value
	30.06.2018	30.06.2018
Financial Assets
Loans and advances to customers	30,298	29,624
Investment securities at amortised cost	2,083	1,525

Financial Liabilities
Due to customers	40,049	40,099
Debt securities in issue	1,045	1,067
Other borrowed funds	183	184

	Carrying amount	Fair value
	31.12.2017	31.12.2017
Financial Assets
Loans and advances to customers	37,941	36,345
Held-to-maturity investment securities	696	711
Loans-and-receivables investment securities	2,222	1,787

Financial Liabilities
Due to customers	39,399	39,446
Debt securities in issue	1,026	1,041
Other borrowed funds	171	171

Notes to the Financial Statements

Group and Bank

Financial instruments not measured at fair value - Bank

	Carrying amount	Fair value
	30.06.2018	30.06.2018
Financial Assets
Loans and advances to customers	28,876	28,202
Investment securities at amortised cost	1,795	1,234

Financial Liabilities
Due to customers	38,576	38,626
Debt securities in issue	748	770

	Carrying amount	Fair value
	31.12.2017	31.12.2017
Financial Assets
Loans and advances to customers	36,248	34,652
Held-to-maturity investment securities	681	695
Loans-and-receivables investment securities	2,099	1,663

Financial Liabilities
Due to customers	37,983	38,029
Other borrowed funds	742	757

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 30 June 2018 and 31 December 2017:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Investment securities at amortised cost: The fair value of investment securities at amortised cost is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s Statement of Financial Position at fair value by fair value measurement level at 30 June 2018 and 31 December 2017:

	Fair value measurement using
Financial instruments measured at fair value - Group As at 30 June 2018	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	280	1,075	—	1,355
Financial assets mandatorily at fair value through profit or loss	6	3,320	184	3,510
Derivative financial instruments	37	3,757	15	3,809
Investment securities at fair value through other comprehensive income	194	1,058	25	1,277
Total	517	9,210	224	9,951

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	1,179	—	1,179
Derivative financial instruments	9	2,168	8	2,185
Total	9	3,347	8	3,364

Notes to the Financial Statements

Group and Bank

	Fair value measurement using
As at 31 December 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	304	1,489	—	1,793
Derivative financial instruments	27	3,629	25	3,681
Available-for-sale investment securities	93	732	8	833
Total	424	5,850	33	6,307

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	866	—	866
Derivative financial instruments	—	3,781	17	3,798
Total	—	4,647	17	4,664

	Fair value measurement using
Financial instruments measured at fair value - Bank As at 30 June 2018	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	267	1,075	—	1,342
Financial assets mandatorily at fair value through profit or loss	—	3,320	184	3,504
Derivative financial instruments	37	3,757	15	3,809
Investment securities at fair value through other comprehensive income	189	974	25	1,188
Total	493	9,126	224	9,843

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	1,179	—	1,179
Derivative financial instruments	9	2,167	8	2,184
Total	9	3,346	8	3,363

	Fair value measurement using
As at 31 December 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	284	1,489	—	1,773
Derivative financial instruments	27	3,629	17	3,673
Available-for-sale investment securities	89	548	8	645
Total	400	5,666	25	6,091

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	866	—	866
Derivative financial instruments	—	3,781	17	3,798
Total	—	4,647	17	4,664

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position and are measured at fair value for 30 June 2018 and 31 December 2017:

	Fair value measurement using
Held for Sale Operations - Financial instruments measured at fair value As at 30 June 2018	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	4	9	—	13
Derivative financial instruments	—	2	—	2
Investment securities at fair value through other comprehensive income	1,003	977	43	2,023
Insurance related assets and receivables	164	118	—	282
Total	1,171	1,106	43	2,320

Financial Liabilities
Derivative financial instruments	—	1	—	1
Total	—	1	—	1

Notes to the Financial Statements

Group and Bank

	Fair value measurement using
As at 31 December 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	4	10	—	14
Derivative financial instruments	—	3	—	3
Available-for-sale investment securities	956	1,161	—	2,117
Insurance related assets and receivables	178	112	—	290
Total	1,138	1,286	—	2,424

Financial Liabilities
Derivative financial instruments	—	1	—	1
Total	—	1	—	1

Transfers between Level 1 and Level 2

During the period ended 30 June 2018, certain fair value through profit or loss securities issued by European Financial Stability Fund for which the Group determined that sufficient liquidity and trading did not exist as at 30 June 2018, have been transferred from Level 1 to Level 2 according to the Group fair value hierarchy policy. The carrying amount of the fair value through profit or loss securities transferred as at 30 June 2018 was €92 million.

As at 31 December 2017, certain fair value through profit or loss securities issued by European Financial Stability Fund for which the Group determined that sufficient liquidity and trading did not exist as at 31 December 2017, have been transferred from Level 1 to Level 2 according to the Group fair value hierarchy policy. The carrying amount of the fair value through profit or loss securities transferred as at 31 December 2017 was €3 million.

Level 3 financial instruments

Level 3 financial instruments at 30 June 2018 and 31 December 2017 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices. They also include products where implied volatility represents a significant input and derivatives for which the Credit Value Adjustment (“CVA”) is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities mandatorily at fair value through profit or loss, for which the models used to estimate their fair value is based on unobservable credit spreads or which are price-based and the price is obtained from the issuers of the securities. They also include loans and advances to customers mandatorily at fair value through profit or loss, which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(c)          Equity securities at fair value through other comprehensive income, which are not traded in active markets and their fair value is estimated using an income or market approach, for which the main inputs used are not market observable.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 June 2018 and 31 December 2017, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 30 June 2018 and 31 December 2017, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2018
	Net Derivative financial instruments	Available- for-sale investment securities	Investment securities at FVTOCI	Mandatorily at FVTPL
Balance at 1 January	8	8	—	—
Impact of IFRS 9	—	(8)	24	185
Balance at 1 January	8	—	24	185
Gain / (loss) included in Income statement	(11)	—	—	8
Gain / (loss) included in OCI	—	—	1	—
Sales	—	—	—	(1)
Settlements	(1)	—	—	(8)
Transfer into/ (out of) level 3	11	—	—	—
Balance at 30 June	7	—	25	184

Notes to the Financial Statements

Group and Bank

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	8	12	9
Gain / (loss) included in Income statement	—	25	(1)
Purchases	—	2	—
Settlements	(8)	—	—
Transfer into/ (out of) level 3	—	(2)	—
Balance at 30 June	—	37	8

Reconciliation of fair value measurements in Level 3— Bank

	2018
	Net Derivative financial instruments	Available- for-sale investment securities	Investment securities at FVTOCI	Mandatorily at FVTPL
Balance at 1 January	—	8	—	—
Impact of IFRS 9	—	(8)	23	185
Balance at 1 January	—	—	23	185
Gain / (loss) included in Income statement	(2)	—	—	8
Gain / (loss) included in OCI	—	—	2	—
Sales	—	—	—	(1)
Settlements	(1)	—	—	(8)
Transfer into/ (out of) level 3	10	—	—	—
Balance at 30 June	7	—	25	184

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	8	(3)	9
Gain / (loss) included in Income statement	—	30	(1)
Purchases	—	2	—
Settlements	(8)	—	—
Transfer into/ (out of) level 3	—	(2)	—
Balance at 30 June	—	27	8

Gains or losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relate to financial assets mandatorily at fair value through profit or loss and net derivative financial instruments for the period ended 30 June 2018, and amount to €8 million and €(2) million, for the Group and the Bank respectively.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 30 June 2017, for both the Group and the Bank, NIL and €18 million respectively.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information to the extent possible or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions or other market observable inputs. All such instruments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Notes to the Financial Statements

Group and Bank

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements  30 June 2018

	Fair
	Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low	High
Investment securities mandatorily at fair value through profit or loss	8	Price Based	Price	93.76	93.76
	19	Discounted Cash Flows	Credit Spread	241 bps	343 bps
Interest Rate Derivatives	1	Discounted Cash Flows, Internal Model (for CVA/DVA)	Credit Spread	68 bps	577 bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors	-50.00%	100.00%
Other Derivatives	2	Discounted Cash Flows, Internal Model (for CVA/DVA)	Credit Spread	577 bps	978 bps
Investment Securities at fair value through other comprehensive income	25	Income and market approach	n/a(1)	n/a(1)	n/a(1)
Loans and advances to customers mandatorily at fair value through profit or loss	157	Discounted Cash Flows	Credit Spread	300 bps	650 bps

(1) Equity securities at fair value through other comprehensive income include equity securities which are not traded in active markets. In the absence of an active market, the fair value of these securities is estimated using a market or an income valuation approach. Given the bespoke nature of the valuation method in respect of each holding, it is not practicable to quote a range of unobservable inputs.

Quantitative Information about Level 3 Fair Value Measurements  31 December 2017

	Fair
	Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low	High
Available-for-Sale investment securities	8	Price Based	Price	93.76	93.76
Interest Rate Derivatives	4	Discounted Cash Flows, Internal Model for CVA/DVA	Credit Spread	80 bps	1000 bps
	3	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors	-50.00%	99.50%
Other Derivatives	2	Binomial Model	Volatility of stock price	30.74%	104.83%
	8	Monte Carlo simulation	Volatility of stock price	49.00%	49.00%
	(9)	Discounted Cash Flows, Internal Model for CVA/DVA	Credit Spread	70 bps	1000 bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven

Notes to the Financial Statements

Group and Bank

by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s and the Bank’s financial instruments.

Other derivatives include derivatives for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s and the Bank’s financial instruments.

For loans and advances to customers mandatorily at fair value through profit or loss, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect on their fair value for the Group and the Bank.

NOTE 18:                           Acquisitions, disposals and other capital transactions

On 9 May 2018, NBG Pangaea Reic established in United Kingdom the company Pangaea UK Finco Plc, a wholly owned subsidiary. The capital contributed amounted to €14 thousand.

On 19 January 2017, the Boards of Directors of the Bank, NBG Training Center S.A. and Bancassurance (wholly owned subsidiaries of the Bank), agreed the merger of the three companies through absorption of the two latter by the Bank. The merger date was agreed to be 31 January 2017 and accounted for at carrying values. On 27 June 2017 the Boards of Directors of the companies approved the Draft Merger Agreement. On 16 May 2018 the merger between the Bank and the two subsidiaries was approved by the Ministry of Development.

On 26 June 2018, NBG Pangaea Reic acquired in Cyprus the 100% of the share capital of the company LASMANE PROPERTIES LTD for a total consideration of €11 million.

On 3 July 2018, the Bank disposed of its 100% stake in Banka NBG Albania Sh.A. to American Bank of Investments S.A. following receipt of the required regulatory approvals from i) the Bank of Albania and ii) the Competition Authority of Albania. The consideration less costs to sell was €23 million.

Notes to the Financial Statements

Group and Bank

NOTE 19:                                      Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.06.2018	31.12.2017	30.06.2018	31.12.2017

National Securities S.A.	Greece	2012-2017	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2017	100.00%	100.00%	100.00%	100.00%
Ethniki Leasing S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)(1)	Greece	2007-2017	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A.(2)	Greece	2012-2017	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.(1) (2)	Greece	2010-2017	70.00%	70.00%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2017	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2017	78.04%	78.04%	78.04%	78.04%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2017	32.66%	32.66%	32.66%	32.66%
Karolou S.A.	Greece	2012-2017	32.66%	32.66%	—	—
FB Insurance Agency Inc(1)	Greece	2012-2017	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C.(1)	Greece	2012-2017	100.00%	100.00%	95.00%	95.00%
I-Bank Direct S.A.(3)	Greece	2010-2017	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A.	Greece	2009-2017	99.87%	99.87%	99.87%	99.87%
NBG Insurance Brokers S.A.	Greece	2010-2017	100.00%	100.00%	99.90%	99.90%
NBG Malta Holdings Ltd	Malta	2006-2017	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2017	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2017	100.00%	100.00%	—	—
Bankteco E.O.O.D.	Bulgaria	2016-2017	100.00%	100.00%	100.00%	100.00%
PNG Properties E.A.D.	Bulgaria	—	32.66%	32.66%	—	—
Banca Romaneasca S.A.(2)	Romania	2011-2017	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2013-2017	100.00%	100.00%	100.00%	100.00%
S.C. Garanta Asigurari S.A.(2)	Romania	2003-2017	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2017	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2012-2017	32.66%	32.66%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2017	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2012-2017	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2017	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd(1)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2013-2017	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd(2)	Cyprus	2004-2017	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd(2)	Cyprus	2004-2017	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd(2)	Cyprus	2004-2017	100.00%	100.00%	—	—
Quadratix Ltd	Cyprus	2016-2017	32.66%	32.66%	—	—
Lasmane Properties Ltd.	Cyprus	2016-2017	32.66%	—	—	—
The South African Bank of Athens Ltd (S.A.B.A.)(2)	S. Africa	2017	99.82%	99.82%	57.93%	57.93%
NBG Asset Management Luxemburg S.A.	Luxembourg	2016-2017	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2003-2017	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd(1)	U.K.	2003-2017	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2003-2017	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2017	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc(1)	U.K.	2008-2017	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
Titlos Plc (Special Purpose Entity)	U.K.	2016-2017	—	—	—	—
Pangaea UK Finco Plc(1) (4)	U.K.	—	32.66%	—	—	—
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	2016-2017	—	—	—	—
NBG International Holdings B.V.	The Netherlands	2017	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2013-2017	32.66%	32.66%	—	—
Fondo Picasso	Italy	2013-2017	32.66%	32.66%	—	—
Banka NBG Albania Sh.a.(2)	Albania	2013-2017	100.00%	100.00%	100.00%	100.00%

(1) Companies under liquidation.

(2) Ethniki Hellenic General Insurance S.A. and its subsidiaries, Banca Romaneasca S.A., Banka NBG Albania Sh.a. and The South African Bank of Athens Ltd (S.A.B.A.), have been reclassified  to Non-current Assets held for sale. (See Note 9).

(3) Profinance S.A. previously under liquidation, was revived, and  renamed to I-Bank Direct S.A.

(4) Pangaea UK Finco Plc, was incorporated in May 2018, and is under liquidation from June 2018.

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	30.06.2018	31.12.2017	30.06.2018	31.12.2017
Social Security Funds Management S.A.	Greece	2010-2017	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2017	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2017	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010-2017	39.93%	39.93%	39.93%	39.93%
Planet S.A.	Greece	2009-2017	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2011-2017	21.83%	21.83%	21.83%	21.83%
SATO S.A.	Greece	2012-2017	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014-2017	33.60%	33.60%	33.60%	33.60%

NOTE 20:                           Events after the reporting period

Issuance of covered bonds as follows:

On 30 July 2018, the Bank issued €200 million of new 5-year fixed rate covered bonds with an annual coupon of 1.85% under its Covered Bond Programme II. The European Investment Bank and the Bank have agreed that the European Investment Bank will initially purchase €100 million of covered bonds in the next 6 months, while the remaining €100 million will be retained by the Bank.

On 14 August 2018, the Bank issued under its Covered Bond Programme II, one-year fixed rate €600 million covered bond at 0.75% coupon and yield, which has been retained by the Bank and used as collateral for the main refinancing operations of the ECB.

Other events after the reporting period are disclosed in Notes 1, 9, 13 and 18.

NOTE 21:                           Transition to IFRS 9 as of 1 January 2018

In order to comply with the requirements of the new Standard, the Group established an IFRS 9 implementation program (“the IFRS 9 Program”) to ensure a timely and high quality implementation, in accordance with the standard and additional regulatory guidance. The IFRS 9 Program involved Finance, GRCAD, Management Information and IT Divisions across the Group and was overseen by a Project Steering Committee. The Committee comprised of the CEO (Chair), Group CFO, Group CRO, Group COO, Group Treasurer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (PMO) was setup and a Project Manager assigned. Subject matter experts were also appointed to assist in model development of IFRS 9 compliant credit risk parameters. The Board Risk Committee, Audit Committee and Board of Directors were regularly updated by the Executive Management on the status of the IFRS 9 Program.

21.1                                 Continuation of IAS 39 hedge accounting requirements

IFRS 9 includes an accounting policy choice to continue IAS 39 hedge accounting, which the Group has exercised, although it will implement the revised hedge accounting disclosures required by the related amendments to IFRS 7 Financial Instruments: Disclosures in the Annual Financial Statements for 2018.

21.2                                 Impact upon transition to IFRS 9

The adoption of IFRS 9 on 1 January 2018, decreased the Group’s shareholders’ equity by approximately €1.5 billion, of which €1.3 billion, due to changes in impairment requirements and €0.2 billion, due to classification and measurement. The accounting policies and critical judgments applied by the Group in order to comply with the requirements of IFRS 9 upon transition, are included in Notes 2.4 and 2.5 respectively.

The expected estimates are based on the accounting policies, assumptions and judgments of the Group, as determined to date, which will be finalized during the preparation of the financial statements for the year ending 31 December 2018. Consequently, the aforementioned estimates remain subject to change in 2018.

The tables on the following pages provide a detailed overview of the IFRS 9 transition impact as of 1 January 2018 on the Group’s and the Bank’s financial assets, financial liabilities and shareholders’ equity. This includes:

•                  Reclassification of IAS 39 carrying amounts to the new categories applicable under IFRS 9

•                  Remeasurement of carrying amount due to reclassification (measurement to fair value for assets moving from amortised cost to fair value).

•                  Recognition of IFRS 9 ECL for financial instruments scoped into the impairment requirements of IFRS 9.

Notes to the Financial Statements

Group and Bank

a. Reclassification and remeasurement of carrying amounts and recognition of ECL upon transition to IFRS 9 — Group

Financial instruments	Measurement category under IAS 39	Measurement category under IFRS 9	Carrying amount 31.12.17 (IAS 39)	Reclassification of IAS 39 carrying amounts		Measurement adjustment (IFRS 9)		ECL allowance adjustment (IFRS 9)	Carrying amount 1.1.18 (IFRS 9)
Financial assets
Cash and balances with central banks	Loans and receivables	Amortised cost	1,778	—		—		—	1,778
Due from banks	Loans and receivables	Amortised cost	1,736	—		—			1,736
Financial assets at FVTPL	FVTPL	FVTPL	1,793	4,051	(a)	(475	)(a)	—	5,369
Derivative financial assets	FVTPL	FVTPL	3,681	(1	)(a)	—		—	3,680
Loans and advances to customers			37,941	(5,832)		2		(1,139)	30,972
	Loans and receivables	Amortised cost	37,941	(5,997	)(b)	—		(1,139)	30,805
		FVTPL (Mandatory)	—	165	(c)	2	(j)	—	167
Investment securities			3,780	(48)		229		(113)	3,848
	Available for Sale	FVTOCI (debt instruments)	862	984	(d)	42	(i)	—	1,888
	Held to Maturity		696	(696	)(e)	—		—
	Loans and receivables	Amortised cost	2,222	(425	)(f)	190	(k)	(113)	1,874
	Available for sale	Designated at FVTOCI (equity instruments)	—	89	(g)	(3	)(l)	—	86
Other assets	Loans and receivables	Amortised cost	1,612	—		—		(19)	1,593
Total financial assets			52,321	(1,830)		(244)		(1,271)	48,976
Deferred tax assets			4,916	—		—		6	4,922

Financial liabilities
Due to banks	Amortised cost	Amortised cost	7,341	—		—		—	7,341
Derivative financial liabilities	FVTPL	FVTPL	3,798	(1,871	)(a)	—		—	1,927
Due to customers			40,265	—		—		—	40,265
	Designated at FVTPL	Designated at FVTPL	866	—		—		—	866
	Amortised cost	Amortised cost	39,399	—		—		—	39,399
Debt securities in issue	Amortised cost	Amortised cost	1,026	—		—		—	1,026
Other borrowed funds	Amortised cost	Amortised cost	171	—		—		—	171
Other liabilities			995	41	(h)	—		30	1,066
Total financial liabilities			53,596	(1,830)		—		30	51,796

b. Reclassification and remeasurement of carrying amounts and recognition of ECL upon transition to IFRS 9 — Bank

Financial instruments	Measurement category under IAS 39	Measurement category under IFRS 9	Carrying amount 31.12.17 (IAS 39)	Reclassification of IAS 39 carrying amounts		Measurement adjustment (IFRS 9)		ECL allowance adjustment (IFRS 9)	Carrying amount 1.1.18 (IFRS 9)
Financial assets
Cash and balances with central banks	Loans and receivables	Amortised cost	1,491	—		—		—	1,491
Due from banks	Loans and receivables	Amortised cost	1,723	—		—		—	1,723
Financial assets at FVTPL	FVTPL	FVTPL	1,773	4,049	(a)	(475	)(a)	—	5,347
Derivative financial assets	FVTPL	FVTPL	3,673	(1	)(a)	—		—	3,672
Loans and advances to customers			36,248	(5,625)		2		(1,086)	29,539
	Loans and receivables	Amortised cost	36,248	(5,790	)(b)	—		(1,086)	29,372
		FVTPL (Mandatory)	—	165	(c)	2	(j)	—	167
Investment securities			3,452	(46)		229		(113)	3,522
	Available for Sale	FVTOCI (debt instruments)	672	1,086	(d)	42	(i)	—	1,800
	Held to Maturity		681	(681	)(e)	—		—	—
	Loans and receivables	Amortised cost	2,099	(540	)(f)	190	(k)	(113)	1,636
	Available for sale	Designated at FVTOCI (equity instruments)	—	89	(g)	(3	)(l)	—	86
Other assets	Loans and receivables	Amortised cost	1,459	—		—		(19)	1,440
Total financial assets			49,819	(1,623)		(244)		(1,218)	46,734

Financial liabilities
Due to banks	Amortised cost	Amortised cost	7,673	—		—		—	7,673
Derivative financial liabilities	FVTPL	FVTPL	3,798	(1,871	)(a)	—		—	1,927
Due to customers			38,849	—		—		—	38,849
	Designated at FVTPL	Designated at FVTPL	866	—		—		—	866
	Amortised cost	Amortised cost	37,983	—		—		—	37,983
Debt securities in issue	Amortised cost	Amortised cost	742	—		—		—	742
Other liabilities			898	248	(h)	—		40	1,186
Total financial liabilities			51,960	(1,623)		—		40	50,377

Notes to the Financial Statements

Group and Bank

Footnotes on reclassifications and remeasurements upon transition to IFRS 9:

(a)         The amount relates to reclassification of financial assets mandatorily measured at FVTPL, which are not loan agreements in their legal form. Under IAS 39 the interest rate swap with the Hellenic Republic maturing in September 2037 (“Swap with the Hellenic Republic”) was bifurcated from the host contract and accounted for as a separate derivative (see Note 19 to the annual Financial Statements of the Group and the Bank for the year ended 31 December 2017). On 1 January 2018, the combined instrument was mandatorily classified at FVTPL and accounted for as a single unit of account, because the hybrid contract failed the SPPI test. The bifurcated derivative liability of €1,871 million and the carrying amount of the host loan of €5,873 million were reclassified from ‘derivative financial liabilities’ and ‘loans and advances to customers’ respectively, into ‘financial assets at FVTPL’. The fair value adjustment recognised upon transition to IFRS 9 in order to reflect the measurement of the hybrid contract at fair value in its entirety, decreased equity by €475 million. An analysis of all reclassifications made into ‘financial assets at FVTPL’ line item, is provided below:

	Group	Bank
Bifurcated derivative related to the Swap with the Hellenic Republic reclassified from ‘derivative financial liabilities’	(1,871)	(1,871)
Host loan’s carrying amount under IAS 39 related to the Swap with the Hellenic Republic	5,873	5,873
Debt securities previously classified as ‘available for sale’ investments that fail the SPPI test	26	26
Debt securities previously classified as ‘loans and receivables’ investments that fail the SPPI test	16	16
Reclassification of bifurcated derivative assets for which the host debt securities fail the SPPI test and need to be accounted for as a single unit of account	1	1
Investments in mutual funds previously classified as ‘available for sale’ which do not meet the definition of equity instruments	6	4
Net amount reclassified into the ‘financial assets at FVTPL’	4,051	4,049

(b)         The amount for the Group and the Bank consists of the following:

	Group	Bank
Reclassification of the host loan’s carrying amount under IAS 39 related to the Swap with the Hellenic Republic into ‘financial assets at FVTPL’ (see (a) above )	(5,873)	(5,873)
Reclassification of loans that do not pass the SPPI test into ‘loans and advances to customers’ mandatorily measured at FVTPL	(165)	(165)
Reclassification of IAS 39 allowance for off balance sheet financial assets and commitments into ‘other liabilities’	41	248
Net amount reclassified out of ‘loans and advances to customers’ measured at amortised cost	(5,997)	(5,790)

(c)          The reclassification of €165 million for the Group and the Bank, relates to financial assets that have failed the SPPI test, which are loan agreements in their legal form, transferred from ‘loans and advances to customers’ measured at amortised cost into ‘loans and advances to customers’ mandatorily measured at FVTPL.

(d)         The amount consists of the following:

	Group	Bank
Reclassification of equity securities into the ‘designated at FVTOCI’ portfolio of IFRS 9 applicable for investments that meet the definition of an equity instrument under IAS 32.	(89)	(89)
Reclassification of mutual funds into ‘financial assets at FVTPL’ (see (a) above)	(6)	(4)
Reclassification of debt securities that fail the SPPI test into ‘financial assets at FVTPL’	(26)	(26)
Debt securities reclassified out of ‘held to maturity’ portfolio of IAS 39	163	163
Debt securities reclassified into the ‘amortised cost’ investment securities portfolio under IFRS 9	(100)	—
Debt securities reclassified out of ‘loans and receivables’ portfolio of IAS 39	1,042	1,042
Net amount reclassified into the ‘FVTOCI’ investment securities portfolio	984	1,086

(e)      The amount consists of the following:

	Group	Bank
Debt securities reclassified into the ‘FVTOCI’ investment securities portfolio under IFRS 9	(163)	(163)
Debt securities reclassified into the ‘amortised cost’ investment securities portfolio under IFRS 9	(533)	(518)
Net amount reclassified out of the ‘held to maturity’ portfolio of IAS 39	(696)	(681)

Notes to the Financial Statements

Group and Bank

(f)      The amount consists of the following:

	Group	Bank
Reclassification of debt securities that fail the SPPI test into ‘financial assets at FVTPL’	(16)	(16)
Debt securities reclassified out of the ‘available for sale’ portfolio of IAS 39	100	—
Debt securities reclassified into the ‘FVTOCI’ investment securities portfolio under IFRS 9	(1,042)	(1,042)
Debt securities reclassified out of the ‘held to maturity’ portfolio of IAS 39	533	518
Net amount reclassified into the ‘amortised cost’ investment securities portfolio	(425)	(540)

(g)  The Group and the Bank have elected to classify equity securities of €89 million within the ‘designated at FVTOCI’ measurement category of IFRS 9, applicable for equity instruments. The securities were previously classified as ‘available for sale’ investments.

(h) The allowance of €41 million for the Group and €248 million for the Bank under IAS 39 has been established for off balance sheet financial assets and commitments and is reclassified from ‘loans and advances to customers’ into ‘other liabilities’.

(i)   The amount for the Group and the Bank, represents the fair value adjustment recognised directly in the OCI reserve upon transition to IFRS 9, due to the reclassification of debt securities from the ‘loans and receivables’ and ‘held to maturity’ investment securities portfolios of IAS 39 into ‘FVTOCI’.

(j)  Refers to the fair value adjustment of loan agreements that have failed the SPPI, recognised by the Group and the Bank in retained earnings.

(k) The adjustment of €190 million is attributable to the GGB previously held by the Bank in the ‘loans and receivables’ investment securities portfolio, maturing in 2057, with nominal amount €550 million and carrying value €965 million as of 31 December 2017 (see Note 21 to the annual Financial Statements of the Group and the Bank for the year ended 31 December 2017). The Group reversed the impact of all reclassifications done in the past and revised the effective interest rate method for inflation linked instruments, by updating the expected cash flows at each period end in line with changes in expectations of inflation.

(l)   The amount represents the fair value adjustment recognised by the Group and the Bank directly in the OCI reserve upon transition to IFRS 9, due to the fair value measurement of investments in equity securities issued by private companies.

c. Reconciliation of allowances and provisions on adoption of IFRS 9 as of 1 January 2018

	31.12.2017	1.1.2018
Group	Loss Allowances (IAS 39)	Reclassifications	Loss Allowances (IAS 39) after reclassifications	ECL Adjustment (IFRS 9)	Final ECL (IFRS 9)
On Balance Sheet
Mortgages	2,411	—	2,411	486	2,897
Consumer loans & Credit Cards	1,681	—	1,681	287	1,968
Small business lending	1,719	(4)	1,715	214	1,929
Corporate and public sector lending	4,428	(239)	4,189	152	4,341
Allowance for Loan Losses	10,239	(243)	9,996	1,139	11,135
Other Assets	12	126	138	19	157
Debt Securities at amortized cost	—	—	—	113	113
Total On Balance Sheet	10,251	(117)	10,134	1,271	11,405
Off Balance Sheet
Off Balance Sheet financial assets and commitments	—	41	41	30	71
Total Off Balance Sheet	—	41	41	30	71
Total Allowance	10,251	(76)	10,175	1,301	11,476
o/w Stage 1				60	165
o/w Stage 2				531	659
o/w Stage 3				710	10,652

Notes to the Financial Statements

Group and Bank

	31.12.2017	1.1.2018
Bank	Loss Allowances (IAS 39)	Reclassifications	Loss Allowances (IAS 39) after reclassifications	ECL Adjustment (IFRS 9)	Final ECL (IFRS 9)
On Balance Sheet
Mortgages	2,402	—	2,402	478	2,880
Consumer loans & Credit Cards	1,636	—	1,636	286	1,922
Small business lending	1,676	(4)	1,672	217	1,889
Corporate and public sector lending	4,276	(446)	3,830	105	3,935
Allowance for Loan Losses	9,990	(450)	9,540	1,086	10,626
Other Assets	12	126	138	19	157
Debt Securities at amortized cost	—	—	—	113	113
Total On Balance Sheet	10,002	(324)	9,678	1,218	10,896
Off Balance Sheet
Off Balance Sheet financial assets and commitments	—	248	248	40	288
Total Off Balance Sheet	—	248	248	40	288
Total Allowance	10,002	(76)	9,926	1,258	11,184
o/w Stage 1				72	163
o/w Stage 2				529	649
o/w Stage 3				657	10,372

In addition, ECL of €3 million for the Group and the Bank, has been estimated for debt securities at FVTOCI. The ECL is reflected as a transfer between retained earnings and OCI reserve on 1 January 2018.

Net reclassifications of €76 million for the Group and the Bank relate to allowance of loans mandatorily classified at FVTPL.

d. Gain/(loss) from transition to IFRS 9 on shareholders’ equity as of 1 January 2018

The tables below present the transition impact recognised in OCI reserve and retained earnings upon adoption of IFRS 9.

	Group	Bank
Impact in OCI reserve
Reclassification of debt securities from ‘available for sale’ into ‘financial assets at FVTPL’	1	1
Fair value measurement of debt securities reclassified from ‘loans and receivables’ into ‘FVTOCI’ investment securities portfolio	42	42
ECL allowance for debt securities classified at FVTOCI	3	3
Fair value measurement of investments in equity securities issued by private companies designated at FVTOCI	(4)	(4)
Total gain recognised directly in OCI reserve upon transition	42	42

	Group	Bank
Impact in retained earnings
Reclassification of debt securities from ‘available for sale’ into ‘financial assets at FVTPL’	(1)	(1)
Fair value measurement of Swap with the Hellenic Republic	(475)	(475)
Fair value measurement of loans and advances to customers mandatorily measured at FVTPL	2	2
Measurement adjustment of the inflation linked GGB classified at ‘amortised cost’ (see footnote k to note 21.2a)	190	190
ECL allowance for financial assets classified at amortised cost	(1,271)	(1,218)
ECL allowance for off balance sheet commitments	(30)	(40)
ECL allowance for debt securities classified at FVTOCI	(3)	(3)
Deferred tax on ECL allowance	6	—
Total loss recognised in retained earnings upon transition	(1,582)	(1,545)

21.3                                 Estimated impact on regulatory capital

On 12 December 2017 the European Parliament and the Council of the European Union adopted Regulation (EU) 2017/2395 (the “Regulation”), which amended Regulation 575/2013 with Article 473a, allowing credit institutions to gradually apply the impact of the application of IFRS 9 to own funds.

In particular, upon adoption of IFRS 9, credit institutions are allowed to include in the Common Equity Tier 1 capital (CET1), a portion of the increased ECL provisions over a 5-year transitional period starting in 2018. The portion of ECL provisions that can be included in CET1 should decrease over time down to zero to ensure the full implementation of IFRS 9, after the end of the transitional period.

In addition, in accordance with paragraph (4) of the Regulation, if the ECL provisions for Stages 1 and 2 incurred after the first adoption of IFRS 9 are increased, credit institutions are allowed to include the increase in the transitional arrangements.

The percentages of recognition in CET1 of the increased ECL provisions during the 5-year transition period are as follows:

•                  0.95 during the period from 01/01/2018-31/12/2018

•                  0.85 during the period from 01/01/2019-31/12/2019

Notes to the Financial Statements

Group and Bank

•                  0.70 during the period from 01/01/2020-31/12/2020

•                  0.50 during the period from 01/01/2021-31/12/2021

•                  0.25 during the period from 01/01/2022-31/12/2022

The Group has decided to apply the transitional arrangements set out in Article 1 of the aforementioned Regulation, including the provisions of paragraph (4), during the transitional period.

By applying the regulatory transitional arrangements for 2018, the Group’s and the Bank’s CET1 ratio as at 31 December 2017, decreased by approximately 58bps at 16.4% and 12bps at 16.7% respectively. On a fully loaded basis, as at 31 December 2017 the Group’s CET1 ratio decreased by approximately 373bps at 13.2%, while the Bank’s CET1 ratio decreased by approximately 408bps at 12.8%.

Availability of financial statements of Group subsidiaries

The Annual Financial Statements, the Independent Auditors’ report and the Board of Directors’ Report of consolidated companies are available on the website: https://www.nbg.gr/en/the-group/group-companies/financial-statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: August 31st, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 31st, 2018

Director, Financial Division